UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
SWEAT COSMETICS, INC.

Legal status of issuer

  Form
  Corporation

  Jurisdiction of Incorporation/Organization
  Delaware

  Date of organization
  July 24, 2015

Physical address of issuer
1820 South Steele Street, Denver, CO 80210

Website of issuer
https://sweatcosmetics.com/

Name of intermediary through which the Offering will be conducted
First Democracy VC

CIK number of intermediary
0001683054

1

SEC file number of intermediary
007-00076

CRD number, if applicable, of intermediary
285360

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
7.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
First Democracy VC, the Intermediary, will be entitled to receive a number of shares of Series B Preferred Stock of the issuer that is equal to two percent (2%) of the total number of shares of Series B Preferred Stock sold by the issuer in in the Offering.

Type of security offered
Shares of Series B Preferred Stock

Target number of Securities to be offered
119,048

Price (or method for determining price)
$0.42

Target offering amount
$50,000.00

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☐ First-come, first-served basis

☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$800,000.00

Deadline to reach the target offering amount
June 11, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

2

Current number of employees
4

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$440,764	$ 335,164
Cash & Cash Equivalents	$28,733	$42,215
Accounts Receivable	$52,682	$8,902
Short-term Debt	$63,753	$6,273
Long-term Debt	$146,369	$36,730
Revenues/Sales	$333,803	$485,333
Cost of Goods Sold	$62,770	$305,179
Taxes Paid	$0.00	$0.00
Net Income	-$61,519	-$319,445

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

April 12, 2018

FORM C

Up to $800,000.00

SWEAT COSMETICS INC



Shares of Series B Preferred Stock

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by SWEAT COSMETICS, INC., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in shares of Series B Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $800,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.38 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through First Democracy VC (the "Intermediary"). The Intermediary, will be entitled to receive a number of shares of Series B Preferred Stock of the issuer that is equal to two percent (2%) of the total number of shares of Series B Preferred Stock sold by the issuer in in the Offering.

	Price to Purchasers	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$100.38	$7.03	$93.35
Aggregate Minimum Offering Amount	$50,000.00	$3,500	$46,500
Aggregate Maximum Offering Amount	$800,000.00	$56,000	$744,000

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   The Intermediary will be entitled to receive a number of shares of Series B Preferred Stock of the issuer that is equal to two percent (2%) of the total number of shares of Series B Preferred Stock sold by the issuer in in the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://sweatcosmetics.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is April 12, 2018.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE

REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be

aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING
The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at: https://sweatcosmetics.com/

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and

conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

SWEAT COSMETICS, INC. (the "Company") is a Delaware Corporation, formed on July 24, 2015.

The Company's principal place of business is located at 1820 South Steele Street, Denver, CO 80210.

The Company's website is https://sweatcosmetics.com/.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business
The founders of Sweat are professional and Olympic athletes who rise to challenges on and off the field. They developed their beauty line to hold up through a 90 minute soccer game—and still look awesome in front of the cameras. Their products can stand up to anything your everyday throws at you.

The Offering

Minimum amount of Shares of Series B Preferred Stock being offered	119,048
Total Shares of Series B Preferred Stock outstanding after Offering (if minimum amount reached)	119,048
Maximum amount of Shares of Series B Preferred Stock	1,904,761
Total Shares of Series B Preferred Stock	1,904,761

outstanding after Offering (if maximum amount reached)	
Purchase price per Security	$0.42
Minimum investment amount per investor	$100.38
Offering deadline	June 11, 2018
Use of proceeds	See the description of the use of proceeds on page 25 hereof.
Voting Rights	See the description of the voting rights on page 36 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

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We rely on other companies to provide raw materials, major components, and basic ingredients.

We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide raw materials, major components, and basic ingredients which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw materials, major components, and basic ingredients.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.

In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Emily Hines (CFO, May 1, 2015), Leslie Osborne Lewis (CMO, January 1, 2017), Taryn Hemmings (COO, October 1, 2016), and Courtney Jones Louks (CEO, January 1, 2015). The Company has or intends to enter into employment agreements with Emily Hines, Leslie Osborne Lewis, Taryn Hemmings, and Courtney Jones Louks although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Emily Hines, Leslie Osborne Lewis, Taryn Hemmings, and Courtney Jones Louks or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Emily Hines, Leslie Osborne Lewis, Taryn Hemmings, and Courtney Jones Louks in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Emily Hines, Leslie Osborne Lewis, Taryn Hemmings, and Courtney Jones Louks die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not

establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.
The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.
The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of ingredients, raw materials, crops or other commodities, fuel prices and. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

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We use significant quantities of raw materials and ingredients as well as plastic packaging materials and cardboard boxes provided by third-party suppliers. We buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.

A disruption in production at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Future product recalls or safety concerns could adversely impact our results of operations.

We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

The consolidation of retail customers could adversely affect us.

Retail customers in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.

Our activities or products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, as well as similar and

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other authorities outside of the United States, International Accords and Treaties and others, including voluntary regulation by other bodies. In addition, legal and regulatory systems in emerging and developing markets may be less developed, and less certain. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of cosmetic products are subject to governmental regulation that control such matters as cosmetic quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, cosmetic quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Significant additional labeling or warning requirements may inhibit sales of affected products.
Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

Because our business is seasonal, with the highest volume of net sales during the fourth quarter, adverse events during the fourth quarter could materially affect our financial statements as a whole.
We generally recognize our highest volume of net sales during the holiday selling season, which occurs in the fourth quarter of our fiscal year. In anticipation of this holiday, we purchase substantial amounts of seasonal inventory. Adverse events, such as deteriorating economic conditions, higher unemployment, higher gas prices, public transportation disruptions, or unanticipated adverse weather could result in lower-than-planned sales during the holiday season. An excess of seasonal merchandise inventory could result if our net sales during the holiday selling season fall below seasonal norms or expectations. If our fourth quarter sales results were substantially below expectations, our financial performance and operating results could be adversely affected by unanticipated markdowns, especially in seasonal merchandise.

The seasonality of our business places increased strain on our operations.
A disproportionate amount of our sales normally occur during our fourth quarter. If we do not stock or are otherwise unable to source products sufficient to meet customer demand, our business would be adversely affected. If we liquidate products, as we have in the past, we may be required to take significant inventory markdowns or write-offs, which could reduce profits. We may experience an increase in our shipping cost due to complimentary upgrades, split-shipments, and additional long-zone shipments necessary to ensure timely delivery for the holiday season. If too many customers access our Website within a short period of time due to increased holiday demand, we may experience system interruptions that make our Website unavailable or prevent us from efficiently fulfilling orders, which may reduce the volume of goods we sell and the attractiveness of our products and services. In addition, we may be unable to adequately staff our

fulfillment and customer service centers during peak periods, and delivery services and other fulfillment companies and customer service providers may be unable to meet the seasonal demand.

Our profitability may be negatively affected by inventory shrinkage.
We are subject to the risk of inventory loss and theft. We experience significant inventory shrinkage and cannot be sure that incidences of inventory loss and theft will decrease in the future or that the measures we are taking will effectively reduce the problem of inventory shrinkage. Although some level of inventory shrinkage is an unavoidable cost of doing business, if we were to experience higher rates of inventory shrinkage or incur increased security costs to combat inventory theft, our business and results of operations could be affected adversely.

Failure to execute our opportunistic buying could adversely affect our business.
We purchase the majority of our inventory opportunistically, with our buyers purchasing close to need. While opportunistic buying provides our buyers the ability to buy at desirable times and prices, in the quantities we need and into market trends, it places considerable discretion in our buyers, subjecting us to risks related to the pricing, quantity, nature and timing of inventory flowing to our stores. If we are unable to provide frequent replenishment of fresh, high quality, attractively priced product to our retail partners , it could adversely affect our sales and margins. We base our purchases of inventory, in part, on our sales forecasts. If our sales forecasts do not match customer demand, we may experience higher inventory levels and need to markdown excess or slow-moving inventory, leading to decreased profit margins, or we may have insufficient inventory to meet customer demand, leading to lost sales, either of which could adversely affect our financial performance.

We need to purchase inventory sufficiently below conventional retail to maintain our pricing differential to regular department and specialty store prices and to attract customers and sustain our margins, which we may not achieve at various times and which could adversely affect our results.

Failure to execute our inventory management process could adversely affect our business.
We must also properly execute our inventory management strategies by appropriately allocating merchandise among retail partners, timely and efficiently distributing inventory to stores, maintaining an appropriate mix and level of inventory in stores, and effectively managing pricing and markdowns, and there is no assurance we will be able to do so. Failure to effectively execute our inventory management strategies could adversely affect our performance and our relationship with our customers.

Our business may be adversely affected by catastrophic events and extreme or unseasonable weather conditions.
Unforeseen events, including war, terrorism and other international conflicts, public health issues and natural disasters such as earthquakes, hurricanes or tornadoes, whether occurring in the United States or abroad, could disrupt our supply chain operations, or result in political or economic instability. Any of the foregoing events could result in property losses, reduce demand for our products or make it difficult or impossible to obtain merchandise from our suppliers.

Extreme weather conditions in the areas in which our retail partners are located, particularly in markets where they have multiple stores, could adversely affect our business. For example, heavy snowfall, rainfall or other extreme weather conditions over a prolonged period might make it difficult for our customers to travel to stores and thereby reduce our sales and profitability. Our business is also susceptible to unseasonable weather conditions. For example, extended periods

of unseasonably warm temperatures during the winter season or cool weather during the summer season could render a portion of our inventory incompatible with those unseasonable conditions. Reduced sales from extreme or prolonged unseasonable weather conditions could adversely affect our business.

We may not timely identify or effectively respond to consumer trends or preferences, whether involving physical retail, e-commerce retail or a combination of both retail offerings, which could negatively affect our relationship with our customers and the demand for our products and services.

It is difficult to predict consistently and successfully the products and services our customers will demand. The success of our business depends in part on how accurately we predict consumer demand, availability of merchandise, the related impact on the demand for existing products and the competitive environment, whether for customers purchasing products, stores, through our e-commerce businesses or through the combination of both retail offerings. A critical piece of identifying consumer preferences involves price transparency, assortment of products, customer experience and convenience. These factors are of primary importance to customers and they continue to increase in importance, particularly as a result of digital tools and social media available to consumers and the choices available to consumers for purchasing products online, at physical locations or through a combination of both retail offerings. Failure to timely identify or effectively respond to changing consumer tastes, preferences (including the key factors described above) and spending patterns, whether for our physical retail offerings, e-commerce offerings or through a combination of these retail offerings, could negatively affect our relationship with our customers and the demand for our products and services.

Decreases in discretionary consumer spending may have an adverse effect on us.

A substantial portion of the products and services we offer are products or services that consumers may view as discretionary items rather than necessities. As a result, our results of operations are sensitive to changes in macroeconomic conditions that impact consumer spending, including discretionary spending. Difficult macroeconomic conditions, particularly high levels of unemployment, also impact our customers' ability to obtain consumer credit. Other factors, including consumer confidence, employment levels, interest rates, tax rates, consumer debt levels, and fuel and energy costs could reduce consumer spending or change consumer purchasing habits. Slowdowns in the U.S. or global economy, or an uncertain economic outlook, could adversely affect consumer spending habits and our results of operations.

If we do not continue to source new products, our ability to compete will be undermined, and we may be unable to implement our business plan.

Our ability to compete in the direct marketing industry and to expand into the traditional retail environment depends to a great extent on our ability to develop or acquire new innovative products under particular brands and to complement these products with related families of products under those brands. If we do not source new products as our existing products mature through their product life cycles, or if we do not develop related families of products under our brands, we will not be able to implement our business plan, and the value of your investment may decrease.

Our business and results of operations may be adversely affected if we are unable to maintain our customer experience or provide high quality customer service.

The success of our business largely depends on our ability to provide superior customer experience and high quality customer service, which in turn depends on a variety of factors, such as our ability to continue to provide a reliable and user-friendly website interface for our customers to browse and purchase our products, reliable and timely delivery of our products, and

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superior after sales services. Our sales may decrease if our website services are severely interrupted or otherwise fail to meet our customer requests. Should we or our third-party delivery companies fail to provide our product delivery and return services in a convenient or reliable manner, or if our customers are not satisfied with our product quality, our reputation and customer loyalty could be negatively affected. As a result, if we are unable to continue to maintain our customer experience and provide high quality customer service, we may not be able to retain existing customers or attract new customers, which could have an adverse effect on our business and results of operations.
Jun

Our advertising and marketing efforts may be costly and may not achieve desired results.
We incur substantial expense in connection with our advertising and marketing efforts. Although we target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

We may be required to collect sales tax on our direct marketing operations.
With respect to the direct sales, sales or other similar taxes are collected primarily in states where we have retail stores, another physical presence or personal property. However, various states or foreign countries may seek to impose sales tax collection obligations on out-of-state direct mail companies. A successful assertion by one or more states that we or one or more of our subsidiaries should have collected or should be collecting sales taxes on the direct sale of our merchandise could have an adverse effect on our business.

Government regulation is evolving and unfavorable changes could harm our business.
We are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet, e-commerce, electronic devices, and other services. Existing and future laws and regulations may impede our growth. These regulations and laws may cover taxation, privacy, data protection, pricing, content, copyrights, distribution, mobile communications, electronic device certification, electronic waste, energy consumption, environmental regulation, electronic contracts and other communications, competition, consumer protection, web services, the provision of online payment services, information reporting requirements, unencumbered Internet access to our services, the design and operation of websites, the characteristics and quality of products and services, and the commercial operation of unmanned aircraft systems. It is not clear how existing laws governing issues such as property ownership, libel, and personal privacy apply to the Internet, e-commerce, digital content, and web services. Jurisdictions may regulate consumer-to-consumer online businesses, including certain aspects of our seller programs. Unfavorable regulations and laws could diminish the demand for our products and services and increase our cost of doing business.

Changes in federal, state or local laws and regulations could increase our expenses and adversely affect our results of operations.
Our business is subject to a wide array of laws and regulations. The current political environment, financial reform legislation, the current high level of government intervention and activism and regulatory reform may result in substantial new regulations and disclosure obligations and/or changes in the interpretation of existing laws and regulations, which may lead to additional compliance costs as well as the diversion of our management's time and attention from strategic initiatives. If we fail to comply with applicable laws and regulations we could be

subject to legal risk, including government enforcement action and class action civil litigation that could disrupt our operations and increase our costs of doing business. Changes in the regulatory environment regarding topics such as privacy and information security, product safety or environmental protection, including regulations in response to concerns regarding climate change, collective bargaining activities, minimum wage laws and health care mandates, among others, could also cause our compliance costs to increase and adversely affect our business and results of operations.

Our profitability is vulnerable to cost increases, inflation and energy prices.
Future increases in our costs, such as the cost of merchandise, shipping rates, freight and fuel costs, and store occupancy costs, may reduce our profitability. The minimum wage has increased or is scheduled to increase in multiple states and local jurisdictions, and there is a possibility Congress will increase the federal minimum wage. These cost changes may be the result of inflationary pressures, which could further reduce our sales or profitability. Increases in other operating costs, including changes in energy prices, wage rates and lease and utility costs, may increase our costs of sales or operating expenses and reduce our profitability.

Risks Related to the Securities

The shares of Series B Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the shares of Series B Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the shares of Series B Preferred Stock. Because the shares of Series B Preferred Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the shares of Series B Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the shares of Series B Preferred Stock may also adversely affect the price that you might be able to obtain for the shares of Series B Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

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The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Your ownership of the shares of preferred stock will be subject to dilution.
Owners of preferred stock do not have preemptive rights. If the Company conducts subsequent Offerings of preferred stock or Securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be shares of Series B Preferred Stock in the Company and will not constitute indebtedness.
The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect

a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.
The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred stock.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
The founders of Sweat are professional and Olympic athletes who rise to challenges on and off the field. They developed their beauty line to hold up through a 90 minute soccer game—and still look awesome in front of the cameras. Their products can stand up to anything your everyday throws at you.

Business Plan
We design products that outperform, empowering women to do the same. The founders of Sweat Cosmetics are professional and Olympic athletes who rise to challenges on and off the field. They developed their beauty line to hold up through a 90-minute soccer game—and still look awesome in front of the cameras. Their products can stand up to anything your everyday throws at you. During the founders' careers as athletes, there was never a cosmetic line that they could trust to hold up against workouts nor was there an SPF available that wouldn't cause breakouts. As these same founders transitioned from athletes to working professionals, mothers, and everyday women one thing remained constant. They were still extremely active women and there still was not a brand for their crazy lifestyle. Until now. Although most women today do not consider themselves "athletes", they are however, more "active" than ever. Thanks to brands like Lululemon and hair products like dry shampoo, it is finally acceptable for a woman to transition her gym-look throughout her entire day. The one major sector missing this new reality was the cosmetic industry. No one was paying attention to the fact women were rushing from the office to a lunchtime yoga class and they needed a cosmetic line that was not only healthy for their skin but also strong enough to last. Until now. Time-pressed active females and other female consumers prefer daily-use skincare/makeup products that serve more than one purpose, and products that incorporate sunscreen and anti-aging. Sweat's products are designed and positioned as a natural, anti-aging, anti-acne, and a sunscreen solution for active women of all ages. Sweat combine's foundation, powder and sunscreen in one convenient and easy to use package. The

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product contains naturally occurring mineral ingredients that offer multiple benefits for all women pursuing an active lifestyle. These benefits include: - Dermatology approved - Will not clog pores - Virtually no allergy risks - Broad-spectrum UVB and UVA protection - Anti-inflammatory, Helps to calm and soothe irritated skin - Water and sweat resistant - Provide complete coverage for skin conditions like acne, rosacea and redness - Bacteria free. Simply Formulas, Inc. ("SF") was chosen as the Head of Research and Development for all Sweat Cosmetics products. Founded in 2010, SF is a boutique research & development company in the personal care industry. The founder, Valerie Patton, calls upon her many years of experience and pedigree in cosmetic product development to co-design each Sweat product. This experience has allowed her to look at the vast number of packaging, color and product options in the market and narrow the options down to those that will be best suited for the conditions faced by active women. She also taps into her extensive and well-established network of packaging and manufacturing companies to guide production at competitive prices. The team is working with an experienced social media and advertising partnership to create a high-impact marketing campaign targeted to active females 18-34+ in age from high school and college athletes to the active lifestyles of career women and mothers. As part of the go-to-market strategy, management positions themselves as trusted experts and role models for proper use of makeup when exercising and playing sports. The success Sweat Cosmetics has achieved since inception proves the founding team is not only extremely competitive but also very goal oriented. In just over 2 years since the company has launched, they have raised over $900,000, closed premium retail deals with Sephora, Anthropologie, Soft Surroundings, and Revolve, hit revenue goals of almost $1 million, and developed/produced 6 various products.

History of the Business
Sweat Cosmetics was incorporated under the laws of Delaware on July 24, 2015. The company began selling their first product June 8, 2015.

The Company's Products and/or Services

Product / Service	Description	Current Market
MINERAL FOUNDATION SPF 30 + TWIST-BRUSH	A lightweight, three-in-one mineral foundation, skincare, and SPF 30 in a refillable, washable twist brush that provides light coverage for women on the go	Active women (25-34)
BROAD SPECTRUM SPF 30 TRANSLUCENT MINERAL POWDER + TWIST-BRUSH	A lightweight, water- and sweat-resistant translucent mineral powder sunscreen with SPF 30 and skin-friendly ingredients in a refillable, washable, twist brush	Active women (25-34)
GLEAM ON MINERAL ILLUMINATOR SPF 25 + TWIST-BRUSH	A super lightweight water- and sweat-resistant mineral illuminator with SPF 25 and all natural skin-friendly ingredients	Active women (25-34)

GLOW HARD MINERAL BRONZER SPF 25 + TWIST-BRUSH	A lightweight, water- and sweat-resistant mineral bronzer with SPF 25 protection and all-natural skin-friendly ingredients	Active women (25-34)
SKIN-BALANCING CLEANSING TOWELETTES	A vitamin and mineral-enriched, cleansing and balancing towelette with coconut water for the face and body. These oil-free towelettes balance and hydrate your skin with all-natural coconut water, vitamin E, green tea extract, and provitamin B5. The individually-wrapped towelettes can also be used as makeup remover or to cool down after a workout.	Active women (25-34)
MINERAL FOUNDATION SPF 30 POWDER JAR	Introducing our best-selling mineral SPF 30 foundation in a new, compact jar for medium to full coverage. This foundation protects and repairs active skin, and is packed with natural, skin-loving ingredients. The new packaging allows for more easily buildable coverage and leaves skin with a healthy glow finish. The mineral foundation is water- and sweat-resistant for up to 80 minutes	Active women (25-34)

Future Products
In the future, the company expects to develop a blush powder with SP, a recovery sheet, and mascara.

Distribution
The company distributes their products through the following channels: direct to consumer, wholesale (Anthropologie, Soft Surroundings, Revolve), and event income.

Competition
The Company's primary competitors are Colorescience, Peter Thomas Roth, Brush-on-Block, Susan Posnick- ColorFlo Mineral Foundation, Rae Cosmetics, Tarte (Athleisure Collection), CliniqueFit , High Endurance Cosmetics.

The market for Sweat Cosmetic's ("SC") products are highly competitive and SC is confronted by aggressive competition in all areas of its business. These markets are characterized by frequent product introductions and rapid technological advances that have substantially increased the capabilities and use of cosmetic products for active women everywhere. SC's competitors may aggressively cut prices or lower their product margins to gain or maintain market share. Principal competitive factors important to SC include price, product features, relative price/performance, product quality and reliability, design innovation, marketing and distribution capability, service and support. Seeing as SC is the first and only cosmetic line created by athletes for active women, the target market is rest assured the product can stand up to anything their day gives them.

Customer Base
Our customers are active women, ages 25-34, who care deeply not only about their everyday fitness but their overall health and mental happiness.

Governmental/Regulatory Approval and Compliance
The Company is dependent on the following regulatory approvals:

None.

Our business has been and will continue to be subject to the Food and Drug Administration and various other U.S. laws and regulations. Failure to comply with these laws and regulations could subject us to administrative and legal proceedings and actions by these various governmental bodies.

Litigation

None.

Other
The Company's principal address is 1820 South Steele Street, Denver, CO 80210

The Company has the following additional addresses: None.

The Company conducts business in Colorado.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	7.00%	$3,500	7.00%	$56,000

General Marketing	0.00%	$0	18.75%	$150,000
Launch of new SKU (1-2)	93.00%	$46,500	50.00%	$400,000
Inventory Replenishment	0.00%	$0	5.50%	$44,000
D2C Strategy	0.00%	$0	18.75%	$150,000
Total	**100.00%**	**$50,000**	**100.00%**	**$800,000**

The Company has discretion to alter the use of proceeds as set forth above.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Emily Hines

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CFO of Sweat Cosmetics May 2015–Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CFO of Sweat Cosmetics May 2015–Present
Operations Accountant, American Midstream September 2013–May 2015

Name
Courtney Jones Louks

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO of Sweat Cosmetics January 2015–Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CEO of Sweat Cosmetics January 2015–Present

Name
Valerie Patton

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Independent Contractor with Sweat Cosmetics since January 2015–Present, industry liaison

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Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Industry liaison of Sweat Cosmetics January 2015–Present, founder of Simply Formulas (cosmetic product development), hair formulator at Paul Mitchell

Name
Noel Wilson

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Board of Director with Sweat Cosmetics since October 2015

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Board of Director with Sweat Cosmetics since October 2015, CMO Kit and Ace

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Emily Hines

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CFO of Sweat Cosmetics May 2015–Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CFO of Sweat Cosmetics May 2015–Present
Operations Accountant, American Midstream September 2013–May 2015

Name
Leslie Osborne Lewis

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CMO of Sweat Cosmetics January 2017–Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CMO of Sweat Cosmetics January 2017–Present
Correspondent at Fox News November 2016 –Present
Assistant Athletic Director at Santa Clara University January 2014–August 2016

Name
Taryn Hemmings

All positions and offices held with the Company and date such position(s) was held with start and ending dates
COO of Sweat Cosmetics October 2016–Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
COO of Sweat Cosmetics October 2016–Present
Chicago Red Stars NWSL, January 2015–October 2016

Name
Courtney Jones Louks

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO of Sweat Cosmetics January 2015–Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CEO of Sweat Cosmetics January 2015–Present

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 4 employees in Colorado, USA and Texas, USA.

CAPITALIZATION AND OWNERSHIP

Capitalization
Presently, the total number of shares of stock that the Company has the authority to issue is eighteen million six hundred three thousand five hundred thirty five (18,603,535) shares, consisting of sixteen million (16,000,000) shares of common stock, $0.001 par value per share, and two million six hundred three thousand five hundred thirty five (2,603,535) shares of Preferred Stock, $0.001 par value per share. The first Series of Preferred Stock shall be designated "**Series A Preferred Stock**") and shall consist of two million six hundred three thousand five hundred thirty five (2,603,535) shares. In connection with this Offering and prior to the Closing of the Offering, the Company anticipates authorizing up to an additional one million nine hundred four thousand seven hundred sixty-one (1,904,761) shares of Preferred

Stock, $0.001 par value per share which will be the second Series of Preferred Stock and designated as "**Series B Preferred Stock**").

Series A Preferred Stock

On July 24, 2015, the Company issued 2,603,306 shares of Series A Preferred Stock, par value $0.001000 per share at a purchase price of $0.35 for aggregate proceeds of $500,000.00 in reliance on the Section 4(a)(2) exemption. 1,174,735 shares of the Series A Preferred Stock were issued to individuals who had previously entered into convertible promissory notes with the Company ("**Note Holders**"). The Note Holders exercised their conversion rights under the promissory notes and converted the outstanding debt into Series A Preferred Stock shares at a conversion rate of $0.2625 per share which represented a 25% discount from the purchase price of $0.35 per share offered during the Series A Preferred Stock round.

Series B Preferred Stock

Upon reaching the Maximum Amount in this Offering, the Company anticipates authorizing one million nine hundred four thousand seven hundred sixty-one (1,904,761) shares of series B preferred stock, at an original issue price of $0.42 per share (the "Series B Preferred Stock"). A draft of the Certificate of Amendment of the Certificate of Incorporation of the Company is attached hereto as Exhibit E.

Stock Options

The Company adopted the 2015 Equity Incentive Plan (the "**Plan**") whereby a total of 2,857,142 shares of common stock of the Company is reserved for sale and issuance under the Plan. Presently, no shares from the Plan have been sold or issued.

Convertible Notes

Type of security	Convertible Notes
Amount outstanding	$235,000.00
Voting Rights	N/A
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	In the event of a Change of Control (as defined below), the outstanding Principal Amount, plus all accrued and unpaid interest, shall, at the option of the Holder, be (i) due and payable immediately prior to the closing of such Change of Control, together with a premium equal to fifty percent (50%) of the outstanding Principal Amount to be repaid, or (ii) converted into fully paid and nonassessable shares of the Maker's common stock at a price per share equal to the price obtained by dividing (a) the Maker's then present value based on the Maker's most recent valuation immediately prior to the Change of Control by (b) the Maker's Fully-Diluted Capitalization (as defined below) determined immediately prior to the Change

	of Control (the "Conversion Price"). "Change of Control" shall mean (i) any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Maker having the right to vote for the election of Maker's board of directors, (ii) any reorganization, merger or consolidation of the Maker, other than a transaction or series of related transactions in which the holders of the voting securities of the Maker outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Maker or such other surviving or resulting entity, or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Maker. "Fully Diluted Capitalization" means the sum of (i) all shares of the Maker (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all options, warrants and other convertible securities, including all shares that could be converted pursuant to convertible promissory notes or similar instruments, and (ii) all shares of the Maker reserved and available for future grant under any equity incentive or similar plan.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	N/A

The Company has the following debt outstanding:

Type of debt	Convertible Notes
Name of creditor	Dana Jones
Amount outstanding	$100,000.00
Interest rate and payment schedule	8%

Amortization schedule	N/A
Describe any collateral or security	The note is unsecured.
Maturity date	June 1, 2019
Other material terms	The outstanding principal amount and all accrued and unpaid interest on this Note shall automatically convert into fully paid and nonassessable shares of the Maker's common stock issued in a Qualified Equity Financing at a price per share equal to seventy-five percent of the price per share paid by the other purchaser of stock in such Qualified Equity Financing. Qualified Equity Financing means a transaction or series of transactions pursuant to which Maker issues and sells shares of its common stock for aggregate gross proceeds of at least $100,000.

Type of debt	Convertible Notes
Name of creditor	Christmas Endorsements, LLC
Amount outstanding	$10,000.00
Interest rate and payment schedule	8%
Amortization schedule	N/A
Describe any collateral or security	The note is unsecured.
Maturity date	May 23, 2019
Other material terms	The outstanding principal amount and all accrued and unpaid interest on this Note shall automatically convert into fully paid and nonassessable shares of the Maker's common stock issued in a Qualified Equity Financing at a price per share equal to seventy-five percent of the price per share paid by the other purchaser of stock in such Qualified Equity Financing. Qualified Equity Financing means a transaction or series of transactions pursuant to which Maker issues and sells shares of its common stock for aggregate gross proceeds of at least $100,000.

Type of debt	Convertible Notes
Name of creditor	Abby Wambach
Amount outstanding	$25,000.00
Interest rate and payment schedule	8%
Amortization schedule	N/A
Describe any collateral or security	The note is unsecured.
Maturity date	May 18, 2019
Other material terms	The outstanding principal amount and all accrued and unpaid interest on this Note shall automatically convert into fully paid and nonassessable shares of the Maker's common stock issued in a Qualified Equity Financing at a price per share equal to seventy-five percent of the price per share paid by the other purchaser of stock in such Qualified Equity Financing. Qualified Equity Financing means a transaction or series of transactions pursuant to which Maker issues and sells shares of its common stock for aggregate gross proceeds of at least $100,000.

Type of debt	Convertible Notes
Name of creditor	Janice Colborne
Amount outstanding	$100,000.00
Interest rate and payment schedule	8%
Amortization schedule	N/A
Describe any collateral or security	The note is unsecured.
Maturity date	March 13 2020
Other material terms	The outstanding principal amount and all accrued and unpaid interest on this Note shall automatically convert into fully paid and nonassessable shares of the Maker's common stock issued in a Qualified Equity Financing at a price per share equal to seventy-five percent of the price per share paid by the other purchaser of stock in such Qualified Equity Financing. Qualified Equity Financing means a transaction or series of transactions pursuant

	to which Maker issues and sells shares of its common stock for aggregate gross proceeds of at least $100,000.

Type of debt	Loan
Name of creditor	Paypal
Amount outstanding	$15,803.33
Interest rate and payment schedule	30% Repayment percentage daily sales
Amortization schedule	N/A
Describe any collateral or security	As security for (i) Business's obligation to pay the Total Payment Amount and (ii)Business's obligation to pay all other obligations and liabilities owed to Lender by Business from time to time under this Agreement or any other document or agreement now or hereafter entered into between Lender and Business (collectively, the "Secured Obligations"), Business hereby grants, assigns and pledges to Lender a continuing and unconditional lien on and security interest in and to the following, whether now owned or hereafter acquired or arising and wherever located (collectively, the "Account Collateral"): (a) the Business's PayPal Account, any other PayPal account of the Business and all balances in such PayPal accounts; (b) all general intangibles (as that term is defined in Article 9 of the Uniform Commercial Code as in effect in the State of Utah), all payment intangibles, all rights to payment, and all other rights (whether arising under common law, statutes, regulations, or otherwise), of the Business, in each case, arising with respect to, or in connection with, the Business's PayPal Account and/or any other PayPal account of the Business (c) all money, cash equivalents, and other assets of the Business that now or hereafter come into the possession, custody, or control of the Lender or PayPal (or any of their respective agents or designees); and (d) all of the proceeds (as such term is defined in the applicable UCC) and products, whether

	tangible or intangible, of any of the foregoing. In furtherance of the intentions of the parties hereto, this Agreement shall constitute written notice to all interested parties of Lender's security interest in the Account Collateral. The Business acknowledges and agrees that so long as any of the Secured Obligations remain outstanding, the Business's PayPal Account and any other PayPal account of the Business and any funds on deposit from time to time therein shall be under the sole dominion and control of Lender. Neither the Business nor any other person or entity, acting by, through or under the Business, shall have any control over the use of, or any right to withdraw any amount from such PayPal accounts without the consent of Lender, provided that Lender shall be deemed to have granted such consent until such time as the occurrence of a default under this Agreement. In addition, Lender shall have the exclusive rights (i) to require that any bank or securities intermediary at which any Account Collateral may be located acknowledge Lender's security interest in and control of the Account Collateral for purposes of perfecting Lender's security interest therein and (ii) to direct and provide instructions to such bank or securities intermediary as to the disposition of the Account Collateral to fulfill Business's Secured Obligations herein. The security interest created in favor of Lender by this Agreement secures the payment and performance of all of the present and future Secured Obligations of the Business under this Agreement and/or in respect of the Account (including, without limitation, reasonable attorney's fees and expenses and any interest, fees, or expenses that accrue after the filing of a bankruptcy or other insolvency proceeding, regardless of whether allowed or allowable in whole or in part as a claim in such bankruptcy or other insolvency proceeding) so long as any of the Secured Obligations remain outstanding.
Maturity date	N/A

Other material terms	N/A

Type of debt	Loan
Name of creditor	Shopify
Amount outstanding	$10,967.03
Interest rate and payment schedule	15% Repayment percentage daily sales
Amortization schedule	N/A
Describe any collateral or security	In order to secure all of your obligations to us under this Agreement, you hereby grant to us a security interest (the "Security Interest") in all of the following property (collectively, the "Collateral"): (a) all of your personal property of any kind, including but not limited to your accounts, chattel paper, documents, equipment, general intangibles, instruments and inventory (as each of those terms is defined in the Uniform Commercial Code, as in effect from time to time under the laws of the state of Virginia (the "UCC"), and (b) all cash and noncash proceeds (as defined in the UCC) of each of the items described in section (a). The Security Interest that you grant us in this section includes all Collateral that you currently own or may acquire in the future. a. The Security Interest granted in this Section 4 will not become effective unless and until you commit a Bad Act. If you commit a Bad Act (as defined in Section 8(a) below), the Security Interest will become effective immediately, without any notice to you and without any further action required. b. In the event that the Security Interest becomes effective, you agree not to create, grant or permit any other lien, pledge or security interest to exist on any of the Collateral, except for the Security Interest granted to us under this Agreement. This is referred to as a "negative pledge," and includes liens, pledges or security interests that you may create or grant directly or

	indirectly, or voluntarily or involuntarily. If any lien, pledge or security interest is created in the Collateral, other than our Security Interest under this Agreement, you agree to take any action necessary in order to remove that lien, pledge or security 35 DEN-178779- 2 interest. c. You understand that we have the right to take delivery of your Receivables as they are generated in the ordinary course of your business. The Security Interest granted in this section is being given solely for the purpose of ensuring that you do not take any action to deprive us of that right. This Security Interest does not mean that we have made a loan to you, does not create a debt, and does not make you a debtor or us a creditor. d. You authorize us to file one or more UCC-1 financing statements to memorialize the sale of your Receivables to us. You also authorize us to file one or more UCC-1 financing statements at any time in order to perfect the Security Interest granted to us under this Section. These financing statements may be separate from, and in addition to, any financing statements that we may file to provide notice of our purchase of your Receivables under this Agreement. Any financing statements may include notice that you have given a negative pledge of the Collateral.
Maturity date	N/A
Other material terms	N/A

Exempt Offerings

The Company has conducted the following exempt offerings in the last three years:

In July 2015, the Company issued 2,603,306 shares of preferred stock for aggregate proceeds of $500,000.00. The shares were issued under the Section 4(a)(2) exemption.

The Company has also issued Convertible Notes for aggregate proceeds of $235,000.00 over the last three years. The Notes were not registered under the Securities Act of 1933 or state securities laws pursuant to exemptions from Securities Act of 1933 and such laws.

Please see above "Capitalization" section for additional details on these offerings.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $6,000,000 (i.e. $6,00,000.00/14,233,886 Total Diluted shares and a purchase price of $0.42 per share of Series B Preferred Stock). Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

A majority of the Company is owned by a few people. Those people are Courtney Jones Louks, Taryn Hemmings, Emily Hines, Leslie Osborne Lewis, Lindsay Tarpley Snow.

Following the Offering, the Purchasers will own 0.8% of the Company if the Minimum Amount is raised and 13.3% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company intends to achieve profitability in the next 18 months by properly investing in growth marketing, advertising, and launching two new products SKUs.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $113,000 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company has the following sources of capital in addition to the proceeds from the Offering: We have 2 loans right now with Paypal and Shopify and 4 convertible note payables outstanding.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 800,000 of shares of Series B Preferred Stock for up to $800,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by June 11, 2018 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $800,000.00 (the "Maximum Amount") and the additional Securities will be allocated on at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Boston Private Bank and Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.38.

The Offering is being made through First Democracy VC, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
7.0% of the amount raised

Stock, Warrants and Other Compensation
First Democracy VC, the Intermediary, will be entitled to receive a number of shares of Series B Preferred Stock of the issuer that is equal to two percent (2%) of the total number of shares of Series B Preferred Stock sold by the issuer in in the Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization
At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 16,000,000 shares of common stock, par value $0.001000 per share, of which 8,773,438 common shares will be issued and outstanding, and (ii) 2,699,135 shares of preferred stock (designated into Series A and Series B), par value $0.001000 per share, of which 2,653,306 Series A preferred shares will be issued and outstanding and 119,048 Series B preferred shares will be issued and outstanding.

Dividends
The Company is not required to pay dividends at any specific rate on the Securities; provided, however, that if any dividend is paid on the outstanding common stock, the Securities would participate in such dividend on an as converted to common basis.

Conversion
Convertible into one share of Common Stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Liquidation
If there is a deemed liquidation event, before any payment is made to holders of common stock by reason of their ownership thereof, holders of the Securities then outstanding are entitled to receive an amount per Security equal Original Issue Price plus declared but unpaid dividends on each share of Series B, with the balance of proceeds paid to Common. A merger, reorganization or similar transaction will be treated as a liquidation.

Securities not Callable
The Securities are not callable by the Company.

Voting and Control
By signing the subscription agreement for purchase of shares of Series B Preferred Stock, each purchaser appoints Democracy VC Partners LLC as the sole and exclusive attorney and proxy of Stockholder, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that Stockholder is entitled to do so) with respect to all of the shares of Series B Preferred Stock of the Company purchased by the Purchaser.

The shares of Series B Preferred Stock vote together with the Common Stock on all matters on an as-converted, one vote per share basis.

Anti-Dilution Rights
The Securities do not have anti-dilution rights.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms
The Company does not have the right to repurchase the shares of Series B Preferred Stock.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Dana Jones
Relationship to the Company	Courtney Jones Louks (founder) mother
Total amount of money involved	$100,000.00
Benefits or compensation received by related person	The note is converting to equity
Benefits or compensation received by Company	Capital
Description of the transaction	Convertible Note

Securities

Related Person/Entity	Josie and Bruce Hemmings
Relationship to the Company	Taryn Hemming's (founder) parents
Total amount of money involved	$14,000/ $14,000
Benefits or compensation received by related person	equity investment in Sweat Cosmetics
Benefits or compensation received by Company	capital
Description of the transaction	Series A Investment

Related Person/Entity	Brent Jones
Relationship to the Company	Courtney Jones Louks (founder) father

Total amount of money involved	$117,500.00
Benefits or compensation received by related person	equity investment in Sweat Cosmetics
Benefits or compensation received by Company	capital
Description of the transaction	Series A Investment

Related Person/Entity	John Osborne
Relationship to the Company	Leslie Osborne's (founder) father
Total amount of money involved	$30,000.00
Benefits or compensation received by related person	equity investment in Sweat Cosmetics
Benefits or compensation received by Company	capital
Description of the transaction	Series A Investment

Related Person/Entity	Catherine Osborne
Relationship to the Company	Leslie Osborne's (founder) mother
Total amount of money involved	$10,000.00
Benefits or compensation received by related person	equity investment in Sweat Cosmetics
Benefits or compensation received by Company	capital
Description of the transaction	Series A Investment

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

None.

OTHER INFORMATION

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Emily Hines
(Signature)

Emily Hines
(Name)

CFO, Founder, Board Member
(Title)

/s/Courtney Jones Louks
(Signature)

Courtney Jones Louks
(Name)

CEO, Founder, Board Member
(Title)

/s/Valerie George
(Signature)

Valerie George
(Name)

Board Member
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Emily Hines
(Signature)

Emily Hines
(Name)

CFO
(Title)

April 12, 2018
(Date)

/s/Courtney Jones Louks
(Signature)

Courtney Jones Louks
(Name)

CEO, Founder, Board Member
(Title)

April 12, 2018
(Date)

/s/Valerie George
(Signature)

Valerie George
(Name)

Board Member
(Title)

April 12, 2018
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Organizational Documents
Exhibit E   DRAFT Certificate of Amendment of Certificate of Incorporation
Exhibit F   Series B Preferred Stock Purchase Agreement
Exhibit G   Irrevocable Proxy
Exhibit H   Pitch Deck
Exhibit I   Video Transcript

EXHIBIT A
Financial Statements

SWEAT COSMETICS, INC.

Unaudited Financial Statements For The Years Ended December 31, 2017 and 2016

April 11, 2018



Jason M. Tyra CPA PLLC

Independent Accountant's Review Report

To Management
Sweat Cosmetics, Inc.
Denver, CO

We have reviewed the accompanying balance sheet of Sweat Cosmetics, Inc. as of December 31, 2017, and 2016, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
April 11, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

SWEAT COSMETICS, INC.
BALANCE SHEET
DECEMBER 31, 2017 & 2016

ASSETS

	2017	2016
CURRENT ASSETS		
Cash	$ 28,733	$ 42,215
Accounts Receivable	52,682	8,902
Inventory	358,336	281,007
TOTAL CURRENT ASSETS	439,751	332,124
NON-CURRENT ASSETS		
Website	6,081	6,081
Accumulated Amortization	(5,068)	(3,041)
TOTAL NON-CURRENT ASSETS	1,013	3,040
TOTAL ASSETS	$ 440,764	$ 335,164
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	42,518	3,441
Loans Payable	21,236	-
Payroll Liabilities	-	2,832
TOTAL CURRENT LIABILITIES	63,753	6,273
NON-CURRENT LIABILITIES		
Convertible Notes Payable	135,000	35,000
Interest Payable	11,369	1,730
TOTAL LIABILITIES	210,122	43,004
SHAREHOLDERS' EQUITY		
Preferred Stock (2,603,535 shares authorized, 2,603,306 shares issued and outstanding. $.001 par value)	2,603	2,603
Common Stock (16,000,000 shares authorized, 6,326,693 shares issued and outstanding. $.001 par value)	6,327	4,781
Additional Paid in Capital	813,173	814,718
Retained Earnings (Deficit)	(591,461)	(529,942)
TOTAL SHAREHOLDERS' EQUITY	230,642	292,161
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 440,764	$ 335,164

Unaudited- See accompanying notes.

SWEAT COSMETICS, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016
_____

		2017		2016
Operating Income				
Sales, Net	$	333,803	$	485,333
Cost of Goods Sold		(62,770)		(305,179)
Gross Profit		271,034		180,154
Operating Expense				
General & Administrative		217,808		271,014
Professional Fees		54,226		113,588
Marketing & Advertising		44,013		106,561
Amortization		2,027		2,027
Trademark Expense		-		1,560
		318,075		494,750
Net Income from Operations		(47,041)		(314,595)
Other Income (Expense)				
Interest Expense		(12,606)		(1,748)
Franchise Tax Expense		(1,200)		(1,200)
Penalty Expense		(424)		(1,673)
State Filing/License Fees		(248)		(229)
Net Income	$	(61,519)	$	(319,445)

SWEAT COSMETICS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016
_____

	2017	2016
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (61,519)	$ (319,445)
Amortization Expense	2,027	2,027
Change in Accounts Receivable	(43,780)	(8,789)
Change in Inventory	(77,328)	(54,696)
Change in Prepaid Expenses	-	3,059
Change in Accounts Payable	39,076	3,141
Change in Payroll Liabilities	(2,832)	(6,561)
Change in Accrued Liabilities	-	(15,182)
Net Cash Flows From Operating Activities	(144,356)	(396,444)
Cash Flows From Financing Activities		
Proceeds from the Issuance of Common Stock	1,545	1,623
Change in Additional Paid In Capital	(1,545)	(1,623)
Borrowings on Loans Payable	21,236	-
Borrowings on Convertible Notes Payable	100,000	35,000
Change in Interest Payable	9,638	1,730
Net Cash Flows From Financing Activities	130,874	36,730
Cash at Beginning of Period	42,215	401,928
Net Increase (Decrease) In Cash	(13,482)	(359,713)
Cash at End of Period	$ 28,733	$ 42,215

SWEAT COSMETICS, INC.
STATEMENT OF CHANGES SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016
_____

	2017		2016	
Starting Equity (Deficit)	$	292,161	$	611,606
Net Income (Loss)		(61,519)		(319,445)
Ending Equity (Deficit)	$	230,642	$	292,161

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Sweat Cosmetics, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware. The Company has developed sweat-resistant cosmetics designed for an active lifestyle.

The Company will conduct an equity crowdfund offering during 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivable

Management's experience suggests that losses on accounts receivable are likely to be infrequent. Thus, no amount has been recognized as an allowance for doubtful accounts.

Inventory

The Company uses FIFO to value inventory at cost.

Amortization

In 2015, the Company acquired an online domain name which it capitalized as an intangible asset. The domain name will be amortized on a straight-line basis over a three year period from the date of acquisition.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of the grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States, and in the State of Delaware. The Company incurred net operating losses during tax years 2017 and 2016. Net operating losses may be applied against income in future years to reduce taxes due. Due to management's uncertainty as to the timing and valuation of the benefits associated with net operating loss carryforwards, no allowance has been recognized in the financial statements to account for them. The Company's federal tax filings for 2017, and 2016 will be subject to review by the Internal Revenue Service until 2021, and 2020, respectively. The Company's Delaware 2017 and 2016 annual reports will be subject to review by that State until 2020, and 2021, respectively.

Sales Tax

Sales are presented net of sales taxes collected on the Company's sales.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Advertising & Marketing

Advertising costs are expensed as incurred.

Shipping & Handling Costs

Shipping and handling costs are included in cost of goods sold.

NOTE C- LOANS & RELATED PARTIES

The Company's short-term loan balance consists of two loans with an outstanding balance of approximately $5,850 and $15,386. The Company's PayPal Working Capital Loan has a carrying value of approximately $5,850. This is a business loan offered by a bank for qualified business applicants who maintain qualified PayPal accounts through which Business PayPal Sales Proceeds are processed through PayPal. This loan has an original loan amount of $15,500, a repayment percentage of 30% of collections, and a minimum required payment amount of $1,772 that is required at least every 90 days. The loan has an effective interest rate of 14.34%. The repayment percentage is the percentage applied to all business PayPal sales proceeds in order to calculate each repayment amount. These repayments will continue to occur until the loan is repaid. The loan is expected to be repaid by the end of next year but has no set maturity date.

The Company classifies the rest of the outstanding balance of $15,386 as a short-term loan with an original amount of $16,000 received. This loan has an interest rate of 11.5%. This is repayable from proceeds of future collections on behalf of the company at a rate of 15% of net collections. Payments will continue until the loan is repaid. The loan is expected to be repaid by the end of next year but has no set maturity date.

As of December 31, 2017, the Company's had 3 long-term, convertible notes with a total balance of $135,000 as shown below:

Signed Date	Maturity Date	Amount	Interest	Total Interest to Date
5/23/2016	5/23/2019	$ 10,000	8%	$ 1,287
5/18/2016	5/18/2019	$ 25,000	8%	3,244
2/22/2017	2/22/2020	$ 100,000	8%	6,838
				$ 11,369

The loan of $100,000 is a related party loan made by a family member of the Company's CEO, Courtney Jones. The principal and interest are due to the note holder at the earlier of their maturity date or in the event of default. If a "qualified financing round" (which raises over $100,000) occurs prior to maturity, the note holder will get a 25% discount of the purchase price per share. Currently, the related price per unit is approximately $0.416 per share, but this may be subject to change. The number of shares issued when converted and the related total value received for equity are yet to be determined. Management has a reasonable expectation from the lenders that the long-term loans will be converted into equity.

NOTE D- EQUITY

Each holder of shares of common stock is entitled to one vote for each share. Each holder of preferred stock shall be entitled to the number of votes equal to the number of shares of common stock into which the shares of preferred stock held by such holder could be converted as of the record date. The basic terms related to stock are relatively standard to companies of the same corporate structure, with liquidation preference given to the holders of Preferred Stock.

The Company has 2,857,142 shares of common stock reserved for a future option plan and 2,603,306 reserved for conversion of preferred stock. As of December 31, 2017, no options have been granted.

NOTE E- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 11, 2018, the date that the financial statements were available to be issued.

EXHIBIT B
Company Summary



Company: Sweat Cosmetics

Market: Cosmetics

Product: High-performance makeup for active women

Company Highlights

- Founded by five professional athletes to create a makeup specifically for women with an active lifestyle
- Sold through Anthropologie, Revolve, and Soft Surroundings and has partnered with Fabletics
- Over 25,000 Twist-Brushes and 10,000 refills sold
- Over $1,000,000 in revenue since June 2015

PERKS

*You are investing in equity in this offering. Perks are meant to be a thank you from the company for investing. The perks below are NOT inclusive of lower dollar amount perks.

$250: Sweat T-Shirt (men) or Tank (women)

$500: Sweat T-Shirt or Tank + $50 Gift Card

$1,000: Sweat T-Shirt or Tank +$100 Gift Card

$5,000: Sweat T-Shirt or Tank + a year of free Sweat Cosmetics (up to $500 value)

$10,000: Two round-trip tickets to visit the Sweat team + $5,000 level perks

$15,000: The Sweat team will come to YOU! Host a Sweat party at your house for 10 people + $5,000 level perks

COMPANY SUMMARY

Opportunity

Sweat Cosmetics was designed by a group of professional athletes who wanted to create a product for women with an active lifestyle. The founders had been unable to find cosmetics on the market that had the right amount of coverage, didn't cause breakouts, and were strong enough to last through competitions and workouts. They also disliked wearing greasy sunscreen while being active because it left a white residue and ran into their eyes. Through research and development, Sweat Cosmetics tested numerous variations of makeup to create products that could survive their active lifestyle – that could last through a 90-minute soccer game, be applied seamlessly while walking out of the gym without needing a mirror, or even stay on through lunchtime yoga during a day at the office.

Sweat Team

Unlike traditional makeup, Sweat Cosmetics' products are all natural, hypoallergenic, and do not contain any toxic or harmful ingredients. The sunblock is water and sweat resistant and, because it is a powder, won't run or bleed into eyes or onto clothing during workouts. Sweat Cosmetics' breathable, dermatologist-approved formulation won't clog pores and is packed with skin-loving ingredients like antioxidants and vitamin E. The mineral foundation is water resistant and sweat resistant for up to 80 minutes. In clinical tests, after one hour of workout activity, 84% of women felt that the product was still intact. The makeup even comes in a convenient all-in-one compact Twist-Brush that can be used on the go.

Product



Sweat Cosmetics has four different products: mineral foundation, translucent mineral powder, illuminator, and bronzer, which are all applied through a Twist-Brush. The company also sells refill jars of each product and has recently released a powder jar version of its mineral foundation for additional coverage.

The mineral foundation powder combines makeup, skincare, and sunscreen in a convenient, tactical-grip Twist-Brush for light to medium coverage that protects and repairs active skin. The synthetic, antibacterial, soft buffing brush head on the Twist-Brush is magnetic and detachable for easy cleaning.

Sweat Cosmetics products are all natural, hypoallergenic, and do not contain any toxic or harmful ingredients that can be found in traditional makeup. The mineral powder is oil free and fragrance free; two big factors in clogged pores and breakouts. Sweat Cosmetics is also silicone free, which allows the skin to breathe and not trap any unwanted bacteria or sebum under makeup.



Further, Sweat Cosmetics' mineral foundation and translucent powder both offer broad-spectrum SPF 30 that protects against both UVB and UVA radiation. The illuminator and bronzer have SPF 25. By using the powdered form of titanium, Sweat Cosmetics also allows for strong sun protection without a thick and heavy cream that can clog pores and leave white residue on the skin.

The company does not test on animals and has vegan-friendly packaging.

The foundation comes in five different shades.



Key ingredients in the powder include:

- **Zinc Oxide:** All-natural sunscreen that is known to be one of the most broadly effective and safe sun blocking ingredients available.[i]
- **Vitamin E:** Super antioxidant that increases the efficacy of active sunscreen ingredients, retains moisture, and strengthens the skin's barrier.
- **Milk Thistle:** Anti-inflammatory and antioxidant that aids in DNA repair after skin has been exposed to the sun.
- **Rhodiola Rosea:** Antioxidant and anti-aging ingredient that helps skin resist stress and remain strong when faced with pollution, UV rays, and hot and cold weather. It also has the ability to assist with the production of elastin, which can help reduce the appearance of fine lines and wrinkles.



Sweat Cosmetics also has a vitamin- and mineral-enriched, cleansing and balancing towelette with coconut water for the face and body. These oil-free towelettes balance and hydrate the skin with all-natural coconut water, vitamin E, green tea extract, and provitamin B5. The individually wrapped towelettes can also be used as makeup remover or to cool down after a workout. These individually packaged towelettes are vegan, gluten free, and free of synthetic fragrances. The towelettes use natural extracts that provide a light, refreshing scent.

Key ingredients in the towelette include:

- **Coconut Water:** Packed with nutrients, minerals, amino acids, and enzymes to support hydration and skin health.
- **Green Tea Extract:** A strong anti-inflammatory that will naturally purify and detox the skin.
- **Vitamin E:** Antioxidant that increases effectiveness of sunscreen ingredients, retains moisture, and aids in skin strengthening
- **Provitamin B5:** Hydrates and calms skin.

Use of Proceeds and Product Roadmap

If the minimum $50,000 is raised, the majority of proceeds will be used launch of the new product ($46,500). If the maximum $800,000 is raised, the majority of proceeds will be used on the launch of the new product ($400,00), general marketing ($150,000), and direct-to-consumer (D2C) strategy ($150,000).


MINIMUM $50,000 RAISED
$3,500
$46,500
Launch of New Product
Intermediary Fees
MAXIMUM $800,000 RAISED
$44,000
$56,000
$150,000
$400,000
$150,000
Launch of New Product
Intermediary Fees
D2C Strategy
Inventory Replenishment
General Marketing

Sweat Cosmetics plans to do the following:

1. **Launch new products and upgrade current products**: Offer customers an extended line of beauty necessities such as body-sized cleansing towelettes, lip balm with SPF in four shades, blush powder, mascara, concealer stick, dry shampoo, recovery sheet mask, and recovery skin care.
2. **Direct-to-consumer focus while still expanding retail relationships**: Add 1) a subscription/reorder option and 2) a customization option.
3. **Build a Sweat Cosmetics culture and establish the Sweat Cosmetics brand**: Increase digital marketing spend to raise brand awareness.

Business Model

Sweat Cosmetics sells its makeup through its online website.

- **Twist-Brush:** The mineral foundation, translucent foundation, illuminator, and bronzer all sell for $42 each and include a washable Twist-Brush and the pot of makeup. Makeup refills cost $24.
- **Powder Jar:** The newly released powder jar for extra coverage costs $48.
- **Towelettes:** The individually packaged towelettes sell for $7 for a 10 pack.


TRACTION

Sweat Cosmetics' products are currently sold through Anthropologie, Revolve, and Soft Surroundings.



Sweat Cosmetics has held cross-promotional events with Lululemon and Soul Cylce, and has also partnered with Fabletics.





TWIST BRUSH UNITS SOLD

- 2,442
- 3,050
- 14,061
- 5,669

- Mineral Foundation
- Translucent
- Illuminator
- Bronzer

In 2016 and 2017, Sweat Cosmetics sold more than 25,000 twist brushes. The majority (14,000) were mineral foundation twist brushes, followed by translucent twist brushes (more than 5,600), illuminator twist brushes (more than 3,000), and bronzer twist brushes (more than 2,400). More than 10,100 refills were sold, the majority of which were mineral foundation refills (more than 6,600). The company also sold more than 4,800 skin-balancing towelettes in 10 or 30 packs.

HISTORICAL FINANCIALS

In 2017, Sweat Cosmetics generated over $338,000 in revenue, compared to over $488,000 in 2016. Revenue spiked in Q2 and Q3 2016 due to a large warehouse order from Sephora. Near the end of 2016, Sweat Cosmetics starting pulling away from Sephora to focus on its direct-to-consumer strategy.



REVENUE

SEPHORA WAREHOUSE ORDER

| | Q1 2016 | Q2 2016 | Q3 2016 | Q4 2016 | Q1 2017 | Q2 2017 | Q3 2017 | Q4 2017 |

— REVENUE

In 2017, Sweat Cosmetics' expenses totaled approximately $400,000, about 51% lower than 2016's expenses, which totaled approximately $808,000. Expenses decreased as in 2016 as the company focused on decreasing

operating expenses and bringing most of operations in-house. In 2017, operating expenses accounted for the 84% of total expenses, compared to 2016 when operating expenses accounted for 62% of total expenses. Cost of goods sold spiked in Q4 2016 as the company accounted for inventory sold throughout the year in December 2016.



In 2017, the company had a net loss of approximately $62,000, compared to a net loss of approximately $319,000 in 2016.



Consumers' desire for both comfort and style has driven growth in the athleisure movement over the last few years. Heavily driven by Millennials but appealing to all age groups, athleisure continues to rank as a top growing apparel segment, growing 11% in 2016, which made it a $45.9 billion market.[ii] Activewear is not just exclusive to athletic apparel, as growth in key makeup segments coincides with the increasing popularity of makeup as a workout essential. U.S. prestige (higher-end) makeup sales increased by 11% year over year as of February 2017 to $7.6 billion, driving more than 80% of industry gains, according to the NPD Group. The industry is experiencing increasing demand in foundation, primers, eye brow, and lip color products, along with makeup formulated to be long lasting and waterproof.[iii]

In today's society, there is increased focus on maintaining a perfected natural appearance at all times, which has driven the need for beauty products that can hold up to the rigors of active life – including looking good before, during, and after working out. Over the 12 months to February 2017, foundation sales increased 8%, driven by long-wear foundation sales, which grew 13%. Moreover, demand for products designed specifically to help makeup last longer increased, with primer sales for the face, eyes, and lips growing 16%, 6%, and 23%, respectively. Waterproof mascara and eyeliner increased 16% and 7%, respectively. Sales of dry shampoo, which can be used to help freshen up after a workout, increased 66%.[iv]

Eight in 10 U.S. beauty consumers purchase beauty products because they make them feel their best, according to the NPD Group.[v] The beauty industry has continued to achieve strong and consistent growth over the last few years. Prestige beauty sales in the U.S. reached $17.7 billion in 2017, up 6% year over year according to the NPD Group. Skincare accounted for 45% of the growth with sales increasing 9%, followed by makeup, which grew 6%, and fragrance, which climbed 4%. Makeup is the largest category in the beauty industry, with sales reaching $8.1 billion in 2017. This growth was driven by eye shadow, foundation, and other face products, including bronzers, highlighters, and glow products.[vi]

Women are also moving towards more natural ingredients in their skincare products while simultaneously using more products, more frequently. According to The NPD Group's Women's Facial Skincare Consumer Report 2017, U.S. women have become increasingly selective about the ingredients in their facial skincare products. Half of facial skincare users typically use skincare products that are hypoallergenic or formulated for sensitive skin and fragrance free; 48% usually search for products that are made from natural or organic ingredients; and 40% usually purchase products that are free of parabens, phthalates, sulfates, and/or gluten.[vii]

In 2017, there was a wave of mergers and acquisitions in the beauty industry.[viii] Further, financing deals for beauty and grooming startups have grown steadily since 2012. Deals for early-stage companies, in particular, are rising as trends toward plant-based ingredients and customized products drives growth in the industry. In the first half of 2017, there were 73 beauty and grooming deals valued at $202 million, compared to 68 deals in the first half of 2016 that were valued at $134 million.[ix]


BEAUTY & GROOMING QUARTERLY GLOBAL FINANCING HISTORY
Q1'13 - Q2'17
20
23
21
22
24
28
25
40
22
26
45
36
42
26
35
31
38
35
$68
$53
$88
$55
$175
$363
$100
$273
$36
$253
$329
$54
$78
$56
$154
$133
$100
$102
Q1'13
Q1'14
Q1'15
Q1'16
Q1'17
Disclosed Funding ($M)
Deals
CBINSIGHTS

COMPETITORS

e.l.f. Beauty (NYSE: ELF): Founded in 2004, Eye Lips Face (e.l.f.) Beauty launched a new ACTIVE collection in October 2017 that is designed to be worn while working out. The formulas are sweat resistant, hydrating, lightweight, and designed to not clog pores. The collection includes moisturizer, a mascara and brow duo, sponge blender, mist, hydration stick, body wipes, eyeliner, and a lip and cheek palette. The makeup and skincare collection ranges in price from $3 to $8.[x] e.l.f. Beauty generated nearly $230 million in revenue in 2016.[xi]

tarte: Founded in 2000, cosmetics company tarte debuted an athleisure collection in December 2016.[xii] The collection includes a sweatproof mascara, mattifier, bronzer set, and athleisure essential sets. The line has an oil-free tinted moisturizer with SPF that is available in three shades and costs $36.[xiii] Other products include a teeth-whitening pen, dry shampoo, deodorant, self-tanner, and travel-sized products. In 2016, tarte generated an estimated $91.6 million in online sales.[xiv]

Clinique: Founded in 1968, Clinique is an American manufacturer of skincare, cosmetics, toiletries, and fragrances and is a subsidiary of the Estée Lauder Companies. Clinique recently came out with a new athleisure collection called CliniqueFIT. The collection includes several makeup and skincare products, including a lip and cheek flush, mascara, face and body cleansing wipes, hydrating spray, neutralizing face powders, and a mattifying moisturizer. The company also offers an oil-free, sweat- and humidity-proof liquid foundation with SPF 40 in four shades for $29.50.[xv] Estée Lauder generated net sales of approximately $5 billion in the makeup segment for the year ended June 30, 2017.[xvi]

High Endurance Cosmetics: Launched in October 2016, High Endurance Cosmetics was founded by a mother and marathon runner who was looking for makeup that would stay on during long distance runs. The line includes

foundation, BB cream, concealer, mineral powder, bronzing powder, setting spray, mascara, and lipstick. The brand is certified cruelty free by PETA (People for the Ethical Treatment of Animals), and all products are talc free. The All Day Active Foundation sells for $35, comes in nine different shades, and is non-comedogenic (non pore clogging).[xvii] The foundation pairs with the Mineral Powderpuff, which sells for $25, comes in three shades, and has a removable brush head.[xviii]

ARROW: In January 2016, beauty and grooming retailer Birchbox launched its second in-house brand, ARROW, which specializes in lightweight, long-wearing makeup and refreshing skincare and is designed to keep up with an active lifestyle. ARROW's products include a skin tint, cheek tint, eye brightener, mascara, and lip balm as well as aluminum-free deodorant and on-the-go cleansing clothes. The ARROW ENERGIZE Skin Tint sells for $22 for a 1-ounce tube and comes in one shade. All products are vegan, paraben free, cruelty free, and gluten free.[xix]

Rae Cosmetics*: Founded in 2005, Rae Cosmetics is a line of mineral-based makeup designed by a makeup artist specifically for women with active lifestyles. The company has a range of products such as primer, mineral tint, mineral powder, concealer, blush, bronzer, eyeshadow, eyeliner, mascara, brow makeup, lipsticks, highlighters, and brushes. The mineral formulas are sweat resistant, hypoallergenic, oil free, fragrance free, and non-comedogenic. The Climate Control Mineral Tint is an all-in-one oil-free foundation, non-chemical sunscreen, and antioxidant moisturizer. The company also has mineral powder that comes in a compact case. The mineral tint and mineral powder each sell for $42 and come in eight different shades.[xx] [xxi]

EXECUTIVE TEAM



Taryn Hemmings, Co-founder and COO: Taryn's career has meant a lot of sweat and even more time in the sun. As a professional soccer player for the Boston Breakers, the Chicago Red Stars, and teams abroad, Taryn dreamed of creating a product to answer the questions she had been asking since playing Division I soccer at the University of Denver: Why isn't there a makeup product designed to hold on through a workout? Why isn't there a quick, easy way to look good during and after a sweat session? Why does my makeup keep making a mess in my gym bag? And why do I keep getting sunburns? With Taryn's vision, Sweat Cosmetics was born. With her passion for product development and brand promotion, and a steady hand at the helm of its operations, the company continues to grow.



Emily Hines, Co-founder and CFO: Emily is a Certified Public Accountant with a degree from the University of Denver, where she played Division I college soccer with Co-founder Taryn Hemmings. In founding Sweat Cosmetics, Emily brought her financial acumen from the corporate accounting world to run Sweat Cosmetics' accounts, investments, and fulfillment. Emily also puts in work from the ground up: fulfilling orders, connecting with customers, and going all in for Team Sweat. When she isn't working, Emily stays committed to her active lifestyle, squeezing in workouts at odd hours, and, in so doing, providing a personal angle on how Sweat Cosmetics' products ease the lives of today's professional women.



Courtney Jones, Co-founder and CEO: Courtney is a former professional soccer player for the Boston Breakers and Kansas City Blues. She graduated in 2010 with a degree in Management and Society from the University of North Carolina (UNC) at Chapel Hill. Since her collegiate career as a four-year starter, captain, and two-time national champion, Courtney still breaks a daily sweat, whether grinding through an early SoulCycle class or hitting weights in the afternoon. A skincare and makeup enthusiast, she leads Sweat Cosmetics' operations with expertise in products, pricing, ingredients, and product performance.



Leslie Osborne, Co-founder and Chief Communications Officer: As a sponsored professional athlete for 10 years, as well as model, trainer, spokeswoman, and ambassador for Puma®, Co-founder Leslie has ample experience in the sports and lifestyle arenas. She made 62 international appearances during her seven years on the U.S. Women's National Soccer Team, including the 2007 Women's World Cup Team. A Hall of Famer for the West Coast Conference, Boston Breakers, and Santa Clara University, Leslie currently serves as a soccer commentator and analyst for Fox Sports. As Chief Communications Officer, she aims to solidify Sweat Cosmetics as the preferred cosmetic brand for professional female athletes and other influential women.



Lindsay Tarpley, Chief Strategy Officer: Sweat Cosmetics' most decorated athlete, Lindsay is a two-time Olympic gold medalist (Athens '04 and Beijing '08) and has 125 international appearances for the U.S. Women's National Soccer Team. A UNC graduate with a degree in Communications and a mom of two, Lindsay understands the value of clear communication to the everyday woman and provides valuable insights to ensure Sweat Cosmetics' products are tailored to the lives of busy women. As Chief Strategy Officer, she bridges the gap between beauty and fitness.

INVESTMENT TERMS

Security Type: Series B Preferred Stock
Round Size: Min: $50,000 Max: $800,000
Price per share: $0.42
Pre-money valuation: ~$6,000,000
Liquidation preference: 1x
Conversion Provisions: Convertible into one share of Common Stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

PRESS

Fast Company: Athleisure Makeup Has The Cosmetics Industry Breaking A Sweat
New York Post: Makeup for the gym? Yep, it's a thing.
PopSugar: This Soccer Star Is on a Mission to Redefine Beauty
The Business of Fashion: At the Gym, Selfie-Ready Makeup
InStyle: Yep, There's a Makeup Line Made Specifically for Working Out
The Fabletics Blog: From Field to Beauty: Sweat Cosmetics is The Beauty Line that Outlasts Your Workouts

---

i http://www.smartskincare.com/skinprotection/sunblocks/sunblock_zinc-oxide.html
ii https://www.npd.com/wps/portal/npd/us/news/press-releases/2017/onlines-impact-and-shifting-shopping-dynamics-resulted-in-steady-2016-apparel-sales-growth--reports-npd/
iii https://www.npd.com/wps/portal/npd/us/news/press-releases/2017/athleisure-trend-moves-into-makeup-beautys-fastest-growing-category/
iv https://www.npd.com/wps/portal/npd/us/news/press-releases/2017/athleisure-trend-moves-into-makeup-beautys-fastest-growing-category/
v https://www.npd.com/wps/portal/npd/us/blog/2018/beauty-outlook-2018/
vi https://www.npd.com/wps/portal/npd/us/news/press-releases/2018/us-prestige-beauty-industry-sales-rise-6-percent-in-2017-reports-the-npd-group/
vii https://www.npd.com/wps/portal/npd/us/news/press-releases/2017/for-nearly-half-of-us-women-using-facial-skincare-products-ingredients-determine-their-purchases/

[viii] https://www.npd.com/wps/portal/npd/us/news/press-releases/2018/us-prestige-beauty-industry-sales-rise-6-percent-in-2017-reports-the-npd-group/

[ix] https://www.cbinsights.com/research/healthy-glow-deals-to-beauty-startups-spike-in-2017/

[x] https://www.elfcosmetics.com/makeup/active-collection?elf_source=SP10&elf_medium=SP10&elf_campaign=SP1

[xi] http://investor.elfcosmetics.com/news-and-events/press-releases/2017/03-08-2017-210524379

[xii] https://www.popsugar.com/beauty/Tarte-Athleisure-Collection-What-Athleisure-Makeup-42789332

[xiii] https://tartecosmetics.com/en_US/collections/athleisure/tarteguard-20-tinted-moisturizer/941.html?dwvar_941_color=light&cgid=collections-athleisure#start=1

[xiv] https://www.digitalcommerce360.com/2017/06/05/cosmetics-retailer-tarte-inc-puckers-personalization/

[xv] https://www.clinique.com/product/19996/50973/makeup/clinique-fit/cliniquefittm-workout-makeup-broad-spectrum-spf-40#/shade/01-Light

[xvi] https://www.elcompanies.com/~/media/Files/E/Estee-Lauder/investors/elc-annual-report-2017.pdf

[xvii] https://highendurancecosmetics.com/products/all-day-active-foundation

[xviii] https://highendurancecosmetics.com/products/mineral-powderpuff

[xix] https://www.birchbox.com/product/24409

[xx] https://www.raecosmetics.com/product/climate-control-tint/

[xxi] https://www.raecosmetics.com/product/mineral-powder/

EXHIBIT C
Subscription Agreement

47

**SUBSCRIPTION AGREEMENT**

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Sweat Cosmetics, Inc.
1820 South Steele Street
Denver, CO 80210

Ladies and Gentlemen:

The undersigned purchaser (the "Purchaser") understands that Sweat Cosmetics, Inc., a Corporation organized under the laws of Delaware (the "Company"), is offering up to 1,904,761 shares of Series B Preferred Stock (the "Securities") in a Regulation CF Offering at a price per share of $0.42 for an aggregate capital raise of up to $800,000.00. This Offering is made pursuant to the Form C, dated April 12, 2018 as the same may be amended or supplemented (the "Form C"). The Purchaser further understands that the Offering is being made pursuant to Section 4(a)(6) and Regulation CF of the Securities Act and Title III under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. **SUBSCRIPTION**. Subject to the terms and conditions hereof and the provisions of the Form C, the Purchaser hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The Purchaser acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. **ACCEPTANCE OF SUBSCRIPTION AND ISSUANCE OF SECURITIES**. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the Purchaser at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. **THE CLOSING**. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. Pacific standard time on June 11, 2018, or at such other time and place as the Company may designate by notice to the Purchaser.

4. **PAYMENT FOR SECURITIES**. Payment for the Securities shall be received by Boston Private Bank and Trust Co. (the "Escrow Agent") from the Purchaser of immediately available funds or other means approved by the Company at least two (2) days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The Purchaser shall receive notice and evidence of the entry of the number of the Securities owned by Purchaser reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. **REPRESENTATIONS AND WARRANTIES OF THE COMPANY**. As of the Closing, the Company represents and warrants that:

   a)   The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

   b)   The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the Purchaser's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. **REPRESENTATIONS AND WARRANTIES OF THE PURCHASER**. The Purchaser hereby represents and warrants to and covenants with the Company that:

a) General.

    i. The Purchaser has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the Purchaser hereunder, and such purchase will not contravene any law, rule or regulation binding on the Purchaser or any investment guideline or restriction applicable to the Purchaser.

    ii. The Purchaser is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

    iii. The Purchaser will comply with all applicable laws and regulations in effect in any jurisdiction in which the Purchaser purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the Purchaser is subject or in which the Purchaser makes such purchases or sales, and the Company shall have no responsibility therefor.

    iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the Purchaser has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

    i. The Purchaser has received a copy of the Form C. With respect to information provided by the Company, the Purchaser has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

    ii. The Purchaser understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The Purchaser represents that it is able to bear any and all loss associated with an investment in the Securities.

    iii. The Purchaser confirms that it is not relying and will not rely on any communication (written or oral) of the Company, First Democracy VC, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or

otherwise by the Company, First Democracy VC or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, First Democracy VC nor any of their respective affiliates is acting or has acted as an advisor to the Purchaser in deciding to invest in the Securities. The Purchaser acknowledges that neither the Company, First Democracy VC nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the Purchaser's authority or suitability to invest in the Securities.

iv. The Purchaser is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The Purchaser has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The Purchaser understands that, unless the Purchaser notifies the Company in writing to the contrary at or before the Closing, each of the Purchaser's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the Purchaser.

vi. The Purchaser acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the Purchaser.

vii. The Purchaser understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) <u>Risk Factors</u>.

i. **The beauty industry is highly competitive, and if the Company is unable to compete effectively it could have a material adverse effect on business, prospects, results of operations and financial condition.** The beauty industry is highly competitive and at times changes rapidly due to consumer preferences and industry trends. The Company competes primarily with global prestige beauty companies, some of whom have significantly greater resources than the Company. The Company's products compete for consumer recognition and shelf space with products that have achieved significant international, national and regional brand name recognition and consumer loyalty. The Company's products also compete with new products that often are accompanied by substantial promotional campaigns. In addition, the development of new products by the Company involves considerable costs and the Company cannot guarantee any new product will generate sufficient consumer interest and sales to become a profitable brand or to cover the costs of its development. These factors, as well as demographic trends, economic conditions, discount pricing strategies by competitors and direct sales by manufacturers to customers, could result in increased competition and could have a material adverse effect on the business, prospects, results of operations and financial condition of the Company.

ii. **Consumers may reduce discretionary purchases of the Company's products as a result of a general economic downturn.** The Company believes that consumer spending on beauty products is influenced by general economic conditions and the availability of discretionary income. Accordingly, the Company may experience sustained periods of declines in sales during economic downturns, or in the event of terrorism or diseases affecting customers purchasing patterns. In addition, a general economic downturn may result in reduced traffic in cosmetic retail stores which may, in turn, result in reduced net sales to the Company. Any resulting material reduction in sales could have a material adverse effect on the business, prospects, results of operations and financial condition of the Company.

iii. **If the Company is unable to predict or react to changes in consumer demand, sales may decline.** The Company's success depends upon the ability to anticipate and respond in a timely manner to changing consumer demand and preferences regarding beauty products. The Company's products must appeal to a broad range of consumers whose preferences cannot be predicted with certainty and are subject to change. Additionally, the Company often makes commitments to manufacture and purchase products from vendors several months in advance of the proposed delivery to customers. If we misjudge the market for Company products, loss in sales

or overstock in unpopular products may result, which may require the Company to take significant inventory returns or markdowns. In either case, this could have a material adverse effect on the business, prospects, or financial condition of the Company.

iv. **The Company depends on third parties for the manufacture and delivery of products.** The Company does not own or operate any significant manufacturing facilities. The Company uses third-party manufacturers and suppliers to manufacture certain products. The Company currently obtains these products from a limited number of manufacturers and other suppliers. If the Company were to experience delays in the delivery of the finished products or the raw materials or components used to make such products or if these suppliers were unable to supply product, customer relationships, revenues and earnings could suffer.

v. **The Company relies on information systems to operate the business, and if the information systems fail to adequately perform these functions, business and financial results could be adversely affected.** The efficient operation of the business is dependent on the successful operation of information systems. In particular, the Company relies on information systems to effectively manage sales, warehousing, distribution, merchandise planning and replenishment and to optimize overall inventory levels. The failure of information systems to perform as anticipated could have a material adverse effect on business, prospects, results of operations and financial condition.

vi. **If the Company is unable to acquire or license additional brands, secure additional distribution arrangements or obtain the required financing for these agreements and arrangements, the growth of the business could be impaired.** The Company's business strategy contemplates the continued increase of its portfolio of owned or licensed brands and distributed brands. Future expansion through acquisitions or new product distribution arrangements, if any, will depend upon the capital resources and working capital available to the Company. The Company may be unsuccessful in identifying, negotiating, financing and consummating such acquisitions or arrangements on terms acceptable to it, or at all, which could hinder the Company's ability to increase revenues and build business.

vii. **Growth may be hindered if the Company is unable to retain key executives and other personnel.** The Company's success largely depends on the performance of the Company's management team and other key personnel. Future operations could be harmed if any senior executives or other key personnel ceased working for the Company.

d) <u>No Guaranty</u>.

The Purchaser confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the Purchaser regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the Purchaser is not relying on the advice or recommendations of the Company and the Purchaser has made its own independent decision that the investment in the Securities is suitable and appropriate for the Purchaser.

e) <u>Status of Purchaser</u>.

The Purchaser has such knowledge, skill and experience in business, financial and investment matters that the Purchaser is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the Purchaser's own professional advisors, to the extent that the Purchaser has deemed appropriate, the Purchaser has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The Purchaser has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the Purchaser is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

f) <u>Restrictions on Transfer or Sale of Securities</u>.

    i.   The Purchaser is acquiring the Securities solely for the Purchaser's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The Purchaser understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the Purchaser and of the other representations made by the Purchaser in this Subscription Agreement. The Purchaser understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

    ii.   The Purchaser understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the Purchaser may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The Purchaser understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the Purchaser understands that the Purchaser must bear the economic risks of the investment in the Securities for an indefinite period of time.

    iii.   The Purchaser agrees that the Purchaser will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. **CONDITIONS TO OBLIGATIONS OF THE PURCHASER AND THE COMPANY**. The obligations of the Purchaser to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the Purchaser contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. **GRANT OF PROXY TO DEMOCRACY VC PARTNERS LLC**. The undersigned Purchaser, and any successors or assigns of the Purchaser (the "**Grantor**") (to the fullest extent permitted by applicable law) appoints Democracy VC Partners LLC (such person, the "**Proxy**"), or any other designee of Proxy, as the sole and exclusive attorney and proxy of Grantor, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that Grantor is entitled to do so) with respect to all of the Securities of the Company that now are or hereafter may be beneficially owned by Grantor, and any and all other shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the "**Proxy Shares**") in accordance with the terms of this Section 8. The Proxy Shares beneficially owned by Grantor as of the date hereof constitute the Securities being acquired under this Agreement. Upon Grantor's execution of this Agreement, any and all prior proxies (other than the proxy granted in this Section 8) given by Grantor with respect to the Proxy Shares are hereby revoked and Grantor agrees not to grant any subsequent proxies with respect to the Proxy Shares or enter into any agreement or understanding with any person to vote or give instructions with respect to such subject matter in any manner inconsistent with the terms of this Agreement as long as the Proxy Shares are outstanding. The proxy granted under this Section 8 is irrevocable (to the fullest extent permitted by applicable law), is coupled with an interest sufficient in law to support an irrevocable proxy, and is granted pursuant to this Agreement. The attorney and proxy named above is hereby authorized and empowered by Proxy, at any time, to act as Grantor's attorney and proxy to vote the Proxy Shares, and to exercise all voting and other rights of Grantor with respect to the Proxy Shares (including, without limitation, the power to execute and deliver written consents pursuant to the Delaware General Corporation Law and the right to consent to any actions constituting protective provisions or other veto rights in the Company's articles of incorporation or elsewhere), at every annual, special or adjourned meeting of the Members of the Company and in every written consent in lieu of such meeting. All authority herein conferred shall survive the death or incapacity of Grantor and any obligation of Grantor hereunder shall be binding upon the heirs, personal representatives, successors and assigns of Grantor. The proxy granted in this Section 8 is coupled with an interest as aforesaid and is irrevocable. This irrevocable proxy may not be amended or otherwise modified without the prior written consent of the Purchaser and the Proxy.

9. **OBLIGATIONS IRREVOCABLE**. Following the Closing, the obligations of the Purchaser shall be irrevocable.

10. **LEGEND**. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

11. **WAIVER, AMENDMENT**. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

12. **ASSIGNABILITY**. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the Purchaser without the prior written consent of the other party.

13. **WAIVER OF JURY TRIAL**. THE PURCHASER IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

14. **SUBMISSION TO JURISDICTION**. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the Purchaser ("Proceedings"), the Purchaser irrevocably submits to the jurisdiction of the federal or state courts located in Delaware, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

15. **GOVERNING LAW**. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

16. **SECTION AND OTHER HEADINGS**. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

17. **COUNTERPARTS**. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

18. **NOTICES**. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	1820 South Steele Street Denver, CO 80210 Attention: Emily Hines
with a copy to:	Husch Blackwell 1801 Wewatta Street, Suite 1000 Denver, CO 80202 Attention: Charles Gass
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

19. **BINDING EFFECT**. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

20. **SURVIVAL**. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the Purchaser and (iii) the death or disability of the Purchaser.

21. **NOTIFICATION OF CHANGES**. The Purchaser hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription

Agreement, which would cause any representation, warranty, or covenant of the Purchaser contained in this Subscription Agreement to be false or incorrect.

22. <u>**SEVERABILITY**</u>. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

IN WITNESS WHEREOF, the Purchaser has executed this Subscription Agreement and the Investor Rights Agreement as of this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Sweat Cosmetics, Inc.
By_____ Name: Title:

EXHIBIT D
Organizational Documents

Articles of Incorporation

Amendment to Articles of Incorporation

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND

CORRECT COPY OF THE CERTIFICATE OF CONVERSION OF A MISSOURI

LIMITED LIABILITY COMPANY UNDER THE NAME OF "SWEAT COSMETICS,

LLC" TO A DELAWARE CORPORATION, CHANGING ITS NAME FROM "SWEAT

COSMETICS, LLC" TO "SWEAT COSMETICS, INC.", FILED IN THIS OFFICE

ON THE TWENTY-FOURTH DAY OF JULY, A.D. 2015, AT 4:13 O'CLOCK

P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE

NEW CASTLE COUNTY RECORDER OF DEEDS.





Jeffrey W. Bullock, Secretary of State

5791478 8100V

AUTHENTICATION: 2588121

151092318

DATE: 07-24-15

You may verify this certificate online
at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:26 PM 07/24/2015
FILED 04:13 PM 07/24/2015
SRV 151092318 - 5791478 FILE

STATE OF DELAWARE

CERTIFICATE OF CONVERSION

FROM A MISSOURI LIMITED LIABILITY COMPANY

TO

A DELAWARE CORPORATION

Pursuant to Section 265 of the General Corporation Law of the State of Delaware

---

1. The jurisdiction where the Limited Liability Company first formed is the state of Missouri.

2. The jurisdiction immediately prior to filing this Certificate is Missouri.

3. The date the Limited Liability Company first formed is October 9, 2012.

4. The name of the Limited Liability Company immediately prior to filing this Certificate is Sweat Cosmetics, LLC.

5. The name of the Corporation as set forth in the Certificate of Incorporation is Sweat Cosmetics, Inc.

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Limited Liability Company has executed this Certificate on July 24, 2015.

SWEAT COSMETICS, LLC
a Missouri limited liability company

By: /s/ Courtney Jones
Courtney Jones, Chief Executive Officer

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND CORRECT COPY OF CERTIFICATE OF INCORPORATION OF "SWEAT COSMETICS, INC." FILED IN THIS OFFICE ON THE TWENTY-FOURTH DAY OF JULY, A.D. 2015, AT 4:13 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.





5791478 8100V

151092318

You may verify this certificate online at corp.delaware.gov/authver.shtml

Jeffrey W. Bullock, Secretary of State

AUTHENTICATION: 2588121

DATE: 07-24-15

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:26 PM 07/24/2015
FILED 04:13 PM 07/24/2015
SRV 151092318 - 5791478 FILE

CERTIFICATE OF INCORPORATION OF

SWEAT COSMETICS, INC.

ARTICLE I

The name of the Corporation is Sweat Cosmetics, Inc.

ARTICLE II

The purpose of this corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE III

The address of the Corporation's registered office in the State of Delaware is 1209 Orange Street, City of Wilmington, County of New Castle, 19801. The name of the registered agent at such address is The Corporation Trust Company.

ARTICLE IV

The name and mailing address of the incorporator are as follows:

Courtney Jones
1820 South Steele Street
Denver, CO 80210

ARTICLE V

The total number of shares of stock that the corporation shall have authority to issue is eighteen million five hundred seventy-four thousand five hundred thirty five (18,574,535), consisting of sixteen million (16,000,000) shares of Common Stock, $0.001 par value per share, and two million five hundred seventy-four thousand five hundred thirty five (2,574,535) shares of Preferred Stock, $0.001 par value per share. The first Series of Preferred Stock shall be designated "***Series A Preferred Stock***" and shall consist of two million five hundred seventy-four thousand five hundred thirty five (2,574,535) shares.

ARTICLE VI

The terms and provisions of the Common Stock and Preferred Stock are as follows:

1. **Definitions.** For purposes of this ARTICLE VI, the following definitions shall apply:

(a) "***Conversion Price***" shall mean $0.35 per share for the Series A Preferred Stock (subject to adjustment from time to time for Recapitalizations and as otherwise set forth elsewhere herein).

(b) "***Convertible Securities***" shall mean any evidences of indebtedness, shares or other securities convertible into or exchangeable for Common Stock.

(c) "***Corporation***" shall mean Sweat Cosmetics, Inc.

-1-

(d)   "*Distribution*" shall mean the transfer of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock, or the purchase or redemption of shares of the Corporation by the Corporation for cash or property other than: (i) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchase of capital stock of the Corporation in connection with the settlement of disputes with any stockholder, and (iv) any other repurchase or redemption of capital stock of the Corporation approved by the holders of the Common and Preferred Stock of the Corporation voting as separate classes.

(e)   "*Dividend Rate*" shall mean an annual rate of $0.01 per share for the Series A Preferred Stock (subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein).

(f)   "*Liquidation Preference*" shall mean $0.35 per share for the Series A Preferred Stock (subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein).

(g)   "*Options*" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(h)   "*Original Issue Price*" shall mean $0.35 per share for the Series A Preferred Stock (subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein).

(i)   "*Preferred Stock*" shall mean the Series A Preferred Stock.

(j)   "*Recapitalization*" shall mean any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event.

2.   **Dividends.**

(a)   *Preferred Stock.* In any calendar year, the holders of outstanding shares of Preferred Stock shall be entitled to receive dividends, when, as and if declared by the Board of Directors, out of any assets at the time legally available therefor, at the Dividend Rate specified for such shares of Preferred Stock payable in preference and priority to any declaration or payment of any Distribution on Common Stock of the Corporation in such calendar year. No Distributions shall be made with respect to the Common Stock unless dividends on the Preferred Stock have been declared in accordance with the preferences stated herein and all declared dividends on the Preferred Stock have been paid or set aside for payment to the Preferred Stock holders. The right to receive dividends on shares of Preferred Stock shall not be cumulative, and no right to dividends shall accrue to holders of Preferred Stock by reason of the fact that dividends on said shares are not declared or paid. Payment of any dividends to the holders of Preferred Stock shall be on a *pro rata, pari passu* basis in proportion to the Dividend Rates for each series of Preferred Stock.

(b)   *Common Stock.* Dividends may be paid on the Common Stock when, as and if declared by the Board of Directors, subject to the prior dividend rights of the Preferred Stock and to Section 7.

(c)   *Non-Cash Distributions.* Whenever a Distribution provided for in this Section 2 shall be payable in property other than cash, the value of such Distribution shall be deemed to be the fair market value of such property as determined in good faith by the Board of Directors.

3. **Liquidation Rights.**

(a) ***Liquidation Preference.*** In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of the Preferred Stock shall be entitled to receive, prior and in preference to any Distribution of any of the assets of the Corporation to the holders of the Common Stock by reason of their ownership of such stock, an amount per share for each share of Preferred Stock held by them equal to the sum of (i) the Liquidation Preference specified for such share of Preferred Stock and (ii) all declared but unpaid dividends (if any) on such share of Preferred Stock, or such lesser amount as may be approved by the holders of the majority of the outstanding shares of Preferred Stock. If upon the liquidation, dissolution or winding up of the Corporation, the assets of the Corporation legally available for distribution to the holders of the Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in this Section 3(a), then the entire assets of the Corporation legally available for distribution shall be distributed with equal priority and *pro rata* among the holders of the Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Section 3(a).

(b) ***Remaining Assets.*** After the payment or setting aside for payment to the holders of Preferred Stock of the full amounts specified in Section 3(a), the entire remaining assets of the Corporation legally available for distribution shall be distributed *pro rata* to holders of the Common Stock of the Corporation in proportion to the number of shares of Common Stock held by them.

(c) ***Shares not Treated as Both Preferred Stock and Common Stock in any Distribution.*** Shares of Preferred Stock shall not be entitled to be converted into shares of Common Stock in order to participate in any Distribution, or series of Distributions, as shares of Common Stock, without first forgoing participation in the Distribution, or series of Distributions, as shares of Preferred Stock.

(d) ***Reorganization.*** For purposes of this Section 3, a liquidation, dissolution or winding up of the Corporation shall be deemed to be occasioned by, or to include, (i) the acquisition of the Corporation by another entity by means of any transaction or series of related transactions to which the Corporation is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes) other than a transaction or series of related transactions in which the holders of the voting securities of the Corporation outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, as a result of shares in the Corporation held by such holders prior to such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Corporation or such other surviving or resulting entity (or if the Corporation or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent); (ii) a sale, lease or other disposition of all or substantially all of the assets of the Corporation and its subsidiaries taken as a whole by means of any transaction or series of related transactions, except where such sale, lease or other disposition is to a wholly-owned subsidiary of the Corporation; or (iii) any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

(e) ***Valuation of Non-Cash Consideration.*** If any assets of the Corporation distributed to stockholders in connection with any liquidation, dissolution, or winding up of the Corporation are other than cash, then the value of such assets shall be their fair market value as determined in good faith by the Board of Directors, *except that* any publicly-traded securities to be distributed to stockholders in a liquidation, dissolution, or winding up of the Corporation shall be valued as follows:

(i) if the securities are then traded on a national securities exchange, then the value of the securities shall be deemed to be the average of the closing prices of the securities on such exchange over the ten (10) trading day period ending five (5) trading days prior to the Distribution;

(ii)   if the securities are actively traded over-the-counter, then the value of the securities shall be deemed to be the average of the closing bid prices of the securities over the ten (10) trading day period ending five (5) trading days prior to the Distribution.

In the event of a merger or other acquisition of the Corporation by another entity, the Distribution date shall be deemed to be the date such transaction closes.

4.   **Conversion.** The holders of the Preferred Stock shall have conversion rights as follows:

(a)   *Right to Convert.* Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Corporation or any transfer agent for the Preferred Stock, into that number of fully-paid, nonassessable shares of Common Stock determined by dividing the Original Issue Price for the relevant series by the Conversion Price for such series. (The number of shares of Common Stock into which each share of Preferred Stock of a series may be converted is hereinafter referred to as the "*Conversion Rate*" for each such series.) Upon any decrease or increase in the Conversion Price for any series of Preferred Stock, as described in this Section 4, the Conversion Rate for such series shall be appropriately increased or decreased.

(b)   *Automatic Conversion.* Each share of Preferred Stock shall automatically be converted into fully-paid, non-assessable shares of Common Stock at the then effective Conversion Rate for such share (i) immediately prior to the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended (the "*Securities Act*"), covering the offer and sale of the Corporation's Common Stock, *provided* that the offering price per share is not less $1.05 (as adjusted for Recapitalizations) or (ii) upon the receipt by the Corporation of a written request for such conversion from the holders of a majority of the Preferred Stock then outstanding (voting as a single class and on an as-converted basis), or, if later, the effective date for conversion specified in such requests (each of the events referred to in (i) and (ii) are referred to herein as an "*Automatic Conversion Event*").

(c)   *Mechanics of Conversion.* No fractional shares of Common Stock shall be issued upon conversion of Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then fair market value of a share of Common Stock as determined by the Board of Directors. For such purpose, all shares of Preferred Stock held by each holder of Preferred Stock shall be aggregated, and any resulting fractional share of Common Stock shall be paid in cash. Before any holder of Preferred Stock shall be entitled to convert the same into full shares of Common Stock, and to receive certificates therefor, the holder shall either (A) surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Preferred Stock or (B) notify the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and execute an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates, and shall give written notice to the Corporation at such office that the holder elects to convert the same; *provided, however,* that on the date of an Automatic Conversion Event, the outstanding shares of Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; *provided further,* however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such Automatic Conversion Event unless either the certificates evidencing such shares of Preferred Stock are delivered to the Corporation or its transfer agent as provided above, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. On the date of the occurrence of an Automatic Conversion Event, each holder of record of shares of Preferred Stock shall be deemed to be the holder of record of the Common Stock issuable upon such

conversion, notwithstanding that the certificates representing such shares of Preferred Stock shall not have been surrendered at the office of the Corporation, that notice from the Corporation shall not have been received by any holder of record of shares of Preferred Stock, or that the certificates evidencing such shares of Common Stock shall not then be actually delivered to such holder.

(d)   *Adjustments to Conversion Price for Diluting Issues.*

(i)   *Special Definition.* For purposes of this paragraph 4(d), "*Additional Shares of Common*" shall mean all shares of Common Stock issued (or, pursuant to paragraph 4(d)(iii), deemed to be issued) by the Corporation after the filing of this Certificate of Incorporation, other than issuances or deemed issuances of:

(1)   shares of Common Stock upon the conversion of the Preferred Stock;

(2)   shares of Common Stock and options, warrants or other rights to purchase Common Stock issued or issuable to employees, officers or directors of, or consultants or advisors to the Corporation or any subsidiary pursuant to stock grants, restricted stock purchase agreements, option plans, purchase plans, incentive programs or similar arrangements;

(3)   shares of Common Stock upon the exercise or conversion of Options or Convertible Securities;

(4)   shares of Common Stock issued or issuable as a dividend or distribution on Preferred Stock or pursuant to any event for which adjustment is made pursuant to paragraph 4(e), 4(f) or 4(g) hereof;

(5)   shares of Common Stock issued or issuable in a registered public offering under the Securities Act;

(6)   shares of Common Stock issued or issuable pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, *provided*, that such issuances are approved by the Board of Directors;

(7)   shares of Common Stock issued or issuable to banks, equipment lessors, real property lessors, financial institutions or other persons engaged in the business of making loans pursuant to a debt financing, commercial leasing or real property leasing transaction approved by the Board of Directors;

(8)   shares of Common Stock issued or issuable in connection with any settlement of any action, suit, proceeding or litigation approved by the Board of Directors;

(9)   shares of Common Stock issued or issuable in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors; and

(10)   shares of Common Stock issued or issuable to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors.

(ii)   *No Adjustment of Conversion Price.* No adjustment in the Conversion Price of a particular series of Preferred Stock shall be made in respect of the issuance of Additional Shares of Common unless the consideration per share (as determined pursuant to paragraph 4(d)(v)) for an Additional Share of Common issued or deemed to be issued by the Corporation is less than the Conversion Price in effect on the date of, and immediately prior to such issue, for such series of Preferred Stock.

(iii)   *Deemed Issue of Additional Shares of Common.* In the event the Corporation at any time or from time to time after the date of the filing of this Certificate of Incorporation shall issue any Options or Convertible Securities or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares (as set forth in the instrument relating thereto without regard to any provisions contained therein for a subsequent adjustment of such number) of Common Stock issuable upon the exercise of such Options or, in the case of Convertible Securities, the conversion or exchange of such Convertible Securities or, in the case of Options for Convertible Securities, the exercise of such Options and the conversion or exchange of the underlying securities, shall be deemed to have been issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date, *provided* that in any such case in which shares are deemed to be issued:

(1)   no further adjustment in the Conversion Price of any series of Preferred Stock shall be made upon the subsequent issue of Convertible Securities or shares of Common Stock in connection with the exercise of such Options or conversion or exchange of such Convertible Securities;

(2)   if such Options or Convertible Securities by their terms provide, with the passage of time or otherwise, for any change in the consideration payable to the Corporation or in the number of shares of Common Stock issuable upon the exercise, conversion or exchange thereof (other than a change pursuant to the anti-dilution provisions of such Options or Convertible Securities such as this Section 4(d) or pursuant to Recapitalization provisions of such Options or Convertible Securities such as Sections 4(e), 4(f) and 4(g) hereof), the Conversion Price of each series of Preferred Stock and any subsequent adjustments based thereon shall be recomputed to reflect such change as if such change had been in effect as of the original issue thereof (or upon the occurrence of the record date with respect thereto);

(3)   no readjustment pursuant to clause (2) above shall have the effect of increasing the Conversion Price of a series of Preferred Stock to an amount above the Conversion Price that would have resulted from any other issuances of Additional Shares of Common and any other adjustments provided for herein between the original adjustment date and such readjustment date;

(4)   upon the expiration of any such Options or any rights of conversion or exchange under such Convertible Securities which shall not have been exercised, the Conversion Price of each Series of Preferred Stock computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto) and any subsequent adjustments based thereon shall, upon such expiration, be recomputed as if:

(a)   in the case of Convertible Securities or Options for Common Stock, the only Additional Shares of Common issued were the shares of Common Stock, if any, actually issued upon the exercise of such Options or the conversion or exchange of such Convertible Securities and the consideration received therefor was the consideration actually received by the Corporation for the issue of such exercised Options plus the consideration actually received by the Corporation upon such exercise or for the issue of all such Convertible Securities which were actually converted or exchanged, plus the additional consideration, if any, actually received by the Corporation upon such conversion or exchange, and

(b)   in the case of Options for Convertible Securities, only the Convertible Securities, if any, actually issued upon the exercise thereof were issued at the time of issue of such Options, and the consideration received by the Corporation for the Additional Shares of Common deemed to have been then issued was the consideration actually received by the Corporation for the issue of such exercised Options, plus the consideration deemed to have been received by the Corporation (determined pursuant to Section 4(d)(v)) upon the issue of the Convertible Securities with respect to which such Options were actually exercised; and

(5)   if such record date shall have been fixed and such Options or Convertible Securities are not issued on the date fixed therefor, the adjustment previously made in the Conversion Price which became effective on such record date shall be canceled as of the close of business on such record date, and thereafter the Conversion Price shall be adjusted pursuant to this paragraph 4(d)(iii) as of the actual date of their issuance.

(iv)   *Adjustment of Conversion Price Upon Issuance of Additional Shares of Common.* In the event this Corporation shall issue Additional Shares of Common (including Additional Shares of Common deemed to be issued pursuant to paragraph 4(d)(iii)) without consideration or for a consideration per share less than the applicable Conversion Price of a series of Preferred Stock in effect on the date of and immediately prior to such issue, then, the Conversion Price of the affected series of Preferred Stock shall be reduced, concurrently with such issue, to a price (calculated to the nearest cent) determined by multiplying such Conversion Price by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue plus the number of shares which the aggregate consideration received by the Corporation for the total number of Additional Shares of Common so issued would purchase at such Conversion Price, and the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue plus the number of such Additional Shares of Common so issued. Notwithstanding the foregoing, the Conversion Price shall not be reduced at such time if the amount of such reduction would be less than $0.01, but any such amount shall be carried forward, and a reduction will be made with respect to such amount at the time of, and together with, any subsequent reduction which, together with such amount and any other amounts so carried forward, equal $0.01 or more in the aggregate. For the purposes of this Subsection 4(d)(iv), all shares of Common Stock issuable upon conversion of all outstanding shares of Preferred Stock and the exercise and/or conversion of any other outstanding Convertible Securities and all outstanding Options shall be deemed to be outstanding.

(v)   *Determination of Consideration.* For purposes of this subsection 4(d), the consideration received by the Corporation for the issue (or deemed issue) of any Additional Shares of Common shall be computed as follows:

(1)   *Cash and Property.* Such consideration shall:

(a)   insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by the Corporation for any underwriting or otherwise in connection with such issuance;

(b)   insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors; and

(c)   in the event Additional Shares of Common are issued together with other shares or securities or other assets of the Corporation for consideration which covers both,

be the proportion of such consideration so received, computed as provided in clauses (a) and (b) above, as reasonably determined in good faith by the Board of Directors.

(2) ***Options and Convertible Securities.*** The consideration per share received by the Corporation for Additional Shares of Common deemed to have been issued pursuant to paragraph 4(d)(iii) shall be determined by dividing

(x) the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities by

(y) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities.

(e) ***Adjustments for Subdivisions or Combinations of Common Stock.*** In the event the outstanding shares of Common Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Common Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Common Stock, the Conversion Prices in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(f) ***Adjustments for Subdivisions or Combinations of Preferred Stock.*** In the event the outstanding shares of Preferred Stock or a series of Preferred Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Preferred Stock, the Dividend Rate, Original Issue Price and Liquidation Preference of the affected series of Preferred Stock in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Preferred Stock or a series of Preferred Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Preferred Stock, the Dividend Rate, Original Issue Price and Liquidation Preference of the affected series of Preferred Stock in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(g) ***Adjustments for Reclassification, Exchange and Substitution.*** Subject to Section 3 ("*Liquidation Rights*"), if the Common Stock issuable upon conversion of the Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for above), then, in any such event, in lieu of the number of shares of Common Stock which the holders would otherwise have been entitled to receive each holder of such Preferred Stock shall have the right thereafter to convert such shares of Preferred Stock into a number of shares of such other class or classes of stock which a holder of the number of shares of Common Stock deliverable upon conversion of such series of Preferred Stock immediately before that change would have been entitled to receive in such reorganization or reclassification, all subject to further adjustment as provided herein with respect to such other shares.

(h) *Certificate as to Adjustments.* Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 4, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Price at the time in effect and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of Preferred Stock.

(i) *Waiver of Adjustment of Conversion Price.* Notwithstanding anything herein to the contrary, any downward adjustment of the Conversion Price of any series of Preferred Stock may be waived by the consent or vote of the holders of the majority of the outstanding shares of such series either before or after the issuance causing the adjustment. Any such waiver shall bind all future holders of shares of such series of Preferred Stock.

(j) *Notices of Record Date.* In the event that this Corporation shall propose at any time:

(i) to declare any Distribution upon its Common Stock, whether in cash, property, stock or other securities, whether or not a regular cash dividend and whether or not out of earnings or earned surplus;

(ii) to effect any reclassification or recapitalization of its Common Stock outstanding involving a change in the Common Stock; or

(iii) to voluntarily liquidate or dissolve or to enter into any transaction deemed to be a liquidation, dissolution or winding up of the corporation pursuant to Section 3(d);

then, in connection with each such event, this Corporation shall send to the holders of the Preferred Stock prior written notice of the date on which a record shall be taken for such Distribution (and specifying the date on which the holders of Common Stock shall be entitled thereto and, if applicable, the amount and character of such Distribution) or for determining rights to vote in respect of the matters referred to in (ii) and (iii) above.

Such written notice shall be given by first class mail (or express courier), postage prepaid, addressed to the holders of Preferred Stock at the address for each such holder as shown on the books of the Corporation and shall be deemed given on the date such notice is mailed.

The notice provisions set forth in this section may be shortened or waived prospectively or retrospectively by the consent or vote of the holders of a majority of the Preferred Stock, voting as a single class and on an as-converted basis.

(k) *Reservation of Stock Issuable Upon Conversion.* The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of the Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

5. **Voting.**

(a) *Restricted Class Voting.* Except as otherwise expressly provided herein or as required by law, the holders of Preferred Stock and the holders of Common Stock shall vote together and not as separate classes.

(b) *No Series Voting.* Other than as provided herein or required by law, there shall be no series voting.

(c) *Preferred Stock.* Each holder of Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Preferred Stock held by such holder could be converted as of the record date. The holders of shares of the Preferred Stock shall be entitled to vote on all matters on which the Common Stock shall be entitled to vote. Holders of Preferred Stock shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted), shall be disregarded.

(d) *Election of Directors.* The Board of Directors shall consist of four members. So long as at least 1,287,267 shares (as adjusted for Recapitalizations) of Preferred Stock remain outstanding, the holders of Preferred Stock, voting as a separate class, shall be entitled to elect one member of the Corporation's Board of Directors at each meeting or pursuant to each consent of the Corporation's stockholders for the election of directors. The holders of Common Stock, voting as a separate class, shall be entitled to elect two members of the Corporation's Board of Directors at each meeting or pursuant to each consent of the Corporation's stockholders for the election of directors. Any additional members of the Corporation's Board of Directors shall be elected by the holders of Common Stock and Preferred Stock, voting together as a single class.

(e) *Adjustment in Authorized Common Stock.* The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares of Common Stock then outstanding) by an affirmative vote of the holders of a majority of the stock of the Corporation.

(f) *Common Stock.* Each holder of shares of Common Stock shall be entitled to one vote for each share thereof held.

6. **Redemption.**

(a) At any time after July 24, 2020, and at the election of the holders of at least a majority of the then outstanding shares of Series A Preferred, this Corporation shall redeem, out of funds legally available therefor, all (but not less than all) outstanding shares of Series A Preferred which have not been converted into Common Stock pursuant to Section 4, in equal annual installments (each a *"Redemption Date"*). The Corporation shall redeem the shares of Series A Preferred by paying in cash an amount per share equal to the Original Issue Price for such Series A Preferred, plus an amount equal to all declared and unpaid dividends thereon, whether or not earned (the *"Redemption Price"*). The number of shares of Series A Preferred that the Corporation shall be required under this Section 6 to redeem on any one (1) Redemption Date shall be equal to the amount determined by dividing: (a) the aggregate number of shares of Series A Preferred outstanding immediately prior to the Redemption Date by; (b) the number of remaining Redemption Dates (including the Redemption Date to which such calculation applies). If the funds legally available for redemption of the Series A Preferred shall be insufficient to permit the payment to such holders of the full respective Redemption Prices, the Corporation shall effect such redemption *pro rata* among the holders of the Series A Preferred so that each holder of Series A Preferred shall receive a redemption payment equal to a

fraction of the aggregate amount available for redemption, the numerator of which is the number of shares of Series A Preferred held by such holder with each number multiplied by the Redemption Price of each share of Series A Preferred held by such holder, and the denominator of which is the number of shares of Series A Preferred outstanding multiplied by the Redemption Price of each such outstanding share of Series A Preferred.

(b) Any redemption effected pursuant to Section 6(a) shall be made on a *pro rata* basis among the holders of the Series A Preferred in proportion to the shares of Series A Preferred then held by them.

(c) At least fifteen (15), but no more than thirty (30) days prior to each Redemption Date, written notice shall be mailed, first class postage prepaid, to each holder of record (at the close of business on the business day next preceding the day on which notice is given) of the Preferred Stock to be redeemed, at the address last shown on the records of the Corporation for such holder, notifying such holder of the redemption to be effected, specifying the number of shares to be redeemed from such holder, the Redemption Date, the Redemption Price, the place at which payment may be obtained and calling upon such holder to surrender to the Corporation, in the manner and at the place designated, the holder's certificate or certificates representing the shares to be redeemed (the "***Redemption Notice***"). Except as provided herein, on or after the Redemption Date each holder of Preferred Stock to be redeemed shall surrender to this Corporation the certificate or certificates representing such shares, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price of such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof and each surrendered certificate shall be cancelled. In the event less than all the shares represented by any such certificate are redeemed, a new certificate shall be issued representing the unredeemed shares.

(d) From and after the applicable Redemption Date, unless there shall have been a default in payment of the Redemption Price, all rights of the holders of shares of Preferred Stock designated for redemption in the Redemption Notice as holders of Preferred Stock (except the right to receive the Redemption Price without interest upon surrender of their certificate or certificates) shall cease with respect to the shares designated for redemption on such date, and such shares shall not thereafter be transferred on the books of the Corporation or be deemed to be outstanding for any purpose whatsoever. If the funds of the Corporation legally available for redemption of shares of Preferred Stock on any Redemption Date are insufficient to redeem the total number of shares of Preferred Stock to be redeemed on such date, those funds which are legally available will be used to redeem the maximum possible number of such shares ratably among the holders of such shares to be redeemed based upon their holdings of Preferred Stock. The shares of Preferred Stock not redeemed shall remain outstanding and entitled to all the rights and preferences provided herein. At any time thereafter when additional funds of the Corporation are legally available for the redemption of shares of Preferred Stock such funds will immediately be used to redeem the balance of the shares which the Corporation has become obliged to redeem on any Redemption Date, but which it has not redeemed.

(e) On or prior to each Redemption Date, the Corporation may deposit the Redemption Price of all shares of Preferred Stock designated for redemption in the Redemption Notice and not yet redeemed with a bank or trust corporation having aggregate capital and surplus in excess of $100,000,000, as a trust fund for the benefit of the respective holders of the shares designated for redemption and not yet redeemed, with irrevocable instructions and authority to the bank or trust corporation to pay the Redemption Price for such shares to their respective holders on or after the Redemption Date upon receipt of notification from the Corporation that such holder has surrendered a share certificate to the Corporation pursuant to Section 6(c). As of the Redemption Date, the deposit shall constitute full payment of the shares to their holders, and from and after the Redemption Date the shares so called for redemption shall be redeemed and shall be deemed to be no longer outstanding, and the holders thereof shall cease to be stockholders with

respect to such shares and shall have no rights with respect thereto except the right to receive from the bank or trust corporation payment of the Redemption Price of the shares, without interest, upon surrender of their certificates therefor. Such instructions shall also provide that any moneys deposited by the Corporation pursuant to this Section 6(e) for the redemption of shares thereafter converted into shares of the Corporation's Common Stock pursuant to Section 4 prior to the Redemption Date shall be returned to the Corporation forthwith upon such conversion. The balance of any moneys deposited by the Corporation pursuant to this Section 6(e) remaining unclaimed at the expiration of two (2) years following the Redemption Date shall thereafter be returned to the Corporation upon its request expressed in a resolution of its Board of Directors.

7. **Amendments and Changes.** As long as any of the Preferred Stock shall be issued and outstanding, the Corporation shall not, without first obtaining the approval (by vote or written consent as provided by law) of the holders of more than 50% of the outstanding shares of the Preferred Stock (in addition to any other vote required by law or the Certificate of Incorporation or bylaws):

(a) amend, alter or repeal any provision of the Certificate of Incorporation of the Corporation) if such action would adversely alter the rights, preferences, privileges or powers of, or restrictions provided for the benefit of the Preferred Stock or any series thereof;

(b) increase or decrease (other than for decreases resulting from conversion of the Preferred Stock) the authorized number of shares of Preferred Stock or any series thereof;

(c) authorize or create (by reclassification, merger or otherwise) any new class or series of equity security having rights, preferences or privileges with respect to dividends, redemption or payments upon liquidation senior to any series of Preferred Stock;

(d) enter into any transaction or series of related transactions deemed to be a liquidation, dissolution or winding up of the Corporation pursuant to Section 3(d);

(e) authorize a merger, acquisition or sale of substantially all of the assets of the Corporation or any of its subsidiaries (other than a merger exclusively to effect a change of domicile of the Corporation);

(f) voluntarily liquidate or dissolve;

(g) encumber or grant a security interest in all or substantially all of the assets of the Corporation in connection with an indebtedness of the Corporation;

(h) declare or pay any Distribution with respect to the Preferred Stock (other than as set forth in Section 6 or Common Stock of the Corporation;

(i) amend this Section 7.

8. **Reissuance of Preferred Stock.** In the event that any shares of Preferred Stock shall be converted pursuant to Section 4, redeemed pursuant to Section 6 or otherwise repurchased by the Corporation, the shares so converted, redeemed or repurchased shall be cancelled and shall not be issuable by this Corporation.

9. **Notices.** Any notice required by the provisions of this ARTICLE VI to be given to the holders of Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at such holder's address appearing on the books of the Corporation.

ARTICLE VII

The Corporation is to have perpetual existence.

ARTICLE VIII

Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

ARTICLE IX

Unless otherwise set forth herein, the number of directors that constitute the Board of Directors of the Corporation shall be fixed by, or in the manner provided in, the Bylaws of the Corporation.

ARTICLE X

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation.

ARTICLE XI

1.   To the fullest extent permitted by the Delaware General Corporation Law as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended. Neither any amendment nor repeal of this Section 1, nor the adoption of any provision of this Corporation's Certificate of Incorporation inconsistent with this Section 1, shall eliminate or reduce the effect of this Section 1, in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Section 1, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

2.   The Corporation shall have the power to indemnify, to the extent permitted by the Delaware General Corporation Law, as it presently exists or may hereafter be amended from time to time, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "*Proceeding*") by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. A right to indemnification or to advancement of expenses arising under a provision of this Certificate of Incorporation or a bylaw of the Corporation shall not be eliminated or impaired by an amendment to this Certificate of Incorporation or the Bylaws of the Corporation after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

ARTICLE XII

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside of the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

I, the undersigned, as the sole incorporator of the Company, have signed this Certificate of Incorporation on July 24, 2015.

/s/ Courtney Jones
Courtney Jones
Incorporator

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF AMENDMENT OF "SWEAT COSMETICS,

INC.", FILED IN THIS OFFICE ON THE SIXTH DAY OF NOVEMBER, A.D.

2015, AT 5:59 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE

NEW CASTLE COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State



5791478 8100

SR# 20150820794

Authentication: 10382181

Date: 11-06-15

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:59 PM 11/06/2015
FILED 05:59 PM 11/06/2015
SR 20150820794 - File Number 5791478

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
SWEAT COSMETICS, INC.

Sweat Cosmetics, Inc., a corporation organized and existing under the laws of the State of Delaware (the "**Corporation**"), hereby certifies as follows:

1. The name of the Corporation is Sweat Cosmetics, Inc. The Corporation's original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on July 24, 2015.

2. Pursuant to Section 242 of the Delaware General Corporation Law ("**DGCL**"), this Certificate of Amendment of the Certificate of Incorporation further amends the provisions of the Corporation's Certificate of Incorporation.

3. Pursuant to Section 242 of the DGCL, the Board of Directors of the Corporation duly adopted resolutions setting forth the terms and provisions of this Certificate of Amendment of the Certificate of Incorporation, declaring the terms and provisions of this Certificate of Amendment to be advisable, and directing that the terms and provisions of this Certificate of Amendment be submitted to and considered by the stockholders of the Corporation for approval.

4. The terms and provisions of this Certificate of Amendment of the Certificate of Incorporation have been duly adopted and approved by the stockholders of the Corporation, acting in accordance with the provisions of Sections 228 and 242 of the DGCL.

5. Article V of the Corporation's Certificate of Incorporation is hereby amended and restated in its entirety to read as follows:

"The total number of shares of stock that the Corporation shall have authority to issue is eighteen million six hundred three thousand five hundred thirty five (18,603,535), consisting of sixteen million (16,000,000) shares of Common Stock, $0.001 par value per share, and two million six hundred three thousand five hundred thirty five (2,603,535) shares of Preferred Stock, $0.001 par value per share. The first Series of Preferred Stock shall be designated "*Series A Preferred Stock*" and shall consist of two million six hundred three thousand five hundred thirty five (2,603,535) shares."

[Remainder of this Page Intentionally Left Blank]

IN WITNESS WHEREOF, Sweat Cosmetics, Inc. has caused this Certificate of Amendment of the Certificate of Incorporation to be signed by Courtney Jones, a duly authorized officer of the Corporation, on November 6, 2015.

/s/ Courtney Jones
Courtney Jones, Chief Executive Officer

EXHIBIT E
DRAFT Certificate of Amendment of Certificate of Incorporation

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
SWEAT COSMETICS, INC.

Sweat Cosmetics, Inc., a corporation organized and existing under the laws of the State of Delaware (the Corporation"), hereby certifies as follows:

1.   The name of the Corporation is Sweat Cosmetics, Inc. The Corporation's original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on July 24, 2015, and amended on November 6, 2015.

2.   Pursuant to Section 242 of the Delaware General Corporation Law ("DGCL"), this Certificate of Amendment of the Certificate of Incorporation further amends the provisions of the Corporation's Certificate of Incorporation.

3.   Pursuant to Section 242 of the DGCL, the Board of Directors of the Corporation duly adopted resolutions setting forth the terms and provisions of this Certificate of Amendment of the Certificate of Incorporation, declaring the terms and provisions of this Certificate of Amendment to be advisable, and directing that the terms and provisions of this Certificate of Amendment be submitted to and considered by the stockholders of the Corporation for approval.

4.   The terms and provisions of this Certificate of Amendment of the Certificate of Incorporation have been duly adopted and approved by the stockholders of the Corporation, acting in accordance with the provisions of Sections 228 and 242 of the DGCL.

5.   Article V of the Corporation's Certificate of Incorporation is hereby amended and restated in its entirety to read as follows:

"The total number of shares of stock that the Corporation shall have authority to issue is twenty million five hundred twenty-six thousand five hundred sixty-six (20,526,566), consisting of sixteen million (16,000,000) shares of Common Stock, $0.001 par value per share, and four million, five hundred twenty-six thousand five hundred and sixty-six (4,526,566) shares of Preferred Stock, $0.001 par value per share. The first Series of Preferred Stock shall be designated *"Series A Preferred Stock"* and shall consist of two million six hundred three thousand five hundred and thirty five (2,603,535) shares. The second Series of Preferred Stock shall be designated "*Series B Preferred Stock*" and shall consist of one million nine hundred four thousand seven hundred sixty-one (1,904,761) shares."

[Remainder of this Page Intentionally Left Blank]

IN WITNESS WHEREOF, Sweat Cosmetics, Inc. has caused this Certificate of Amendment of the Certificate of Incorporation to be signed by Courtney Jones, a duly authorized officer of the Corporation, on April __, 2018.

Isl Courtney Jones
Courtney Jones, Chief Executive Officer

EXHIBIT F
Series B Preferred Stock Purchase Agreement

SWEAT COSMETICS, INC.

SERIES B PREFERRED STOCK PURCHASE AGREEMENT

April ___, 2018

TABLE OF CONTENTS

EXHIBITS

A   Schedule of Investors

B   Amended Certificate of Incorporation

C   Investor Rights Agreement

D   Right of First Refusal and Co-Sale Agreement

E   Schedule of Exceptions

F   Compliance Certificate

SWEAT COSMETICS, INC.

SERIES B PREFERRED STOCK PURCHASE AGREEMENT

This Series B Preferred Stock Purchase Agreement (this "*Agreement*") is dated as of April ___, 2018, and is between Sweat Cosmetics, Inc., a Delaware corporation (the "*Company*"), and the persons and entities (each, an "*Investor*" and collectively, the "*Investors*") listed on the Schedule of Investors attached as Exhibit A (the "*Schedule of Investors*").

SECTION 1

AUTHORIZATION, SALE AND ISSUANCE

1.1 **Authorization.** The Company will, prior to the Initial Closing (as defined below), authorize (a) the sale and issuance of up to 1,904,761 shares (the "*Shares*") of the Company's Series B Preferred Stock, par value $0.001 per share (the "*Series B Preferred*"), having the rights, privileges, preferences and restrictions set forth in the amended certificate of incorporation of the Company, in substantially the form of Exhibit B (the "*Amended Certificate*"); and (b) the reservation of shares of Common Stock for issuance upon conversion of the Shares (the "*Conversion Shares*").

1.2 **Sale and Issuance of Shares.** Subject to the terms and conditions of this Agreement, each Investor agrees, severally and not jointly, to purchase, and the Company agrees to sell and issue to each Investor, the number of Shares set forth in the column designated "Number of Series B Shares" opposite such Investor's name on the Schedule of Investors, at a cash purchase price of $0.42 per share (the "*Purchase Price*"). The Company's agreement with each Investor is a separate agreement, and the sale and issuance of the Shares to each Investor is a separate sale and issuance.

SECTION 2

CLOSING DATES AND DELIVERY

2.1 **Closing.**

(a)   The purchase, sale and issuance of the Shares shall take place at one or more closings (each of which is referred to in this Agreement as a "*Closing*"). The initial Closing (the "*Initial Closing*") shall take place at the offices of Husch Blackwell LLP, 1801 Wewatta Street, Suite 1000, Denver, Colorado 80202, at 10:00 a.m. local time on April ___, 2018, or such other date as the Company determines in its sole discretion.

(b)   If less than all of the Shares are sold and issued at the Initial Closing, then, subject to the terms and conditions of this Agreement, the Company may sell and issue at one or more subsequent closings (each, a "*Subsequent Closing*"), within 120 days after the Initial Closing, (i) up to the balance of the unissued Shares to such persons or entities as may be approved by the Company in its sole discretion. Any such sale and issuance in a Subsequent Closing shall be on the same terms and conditions as those contained herein, and such persons or entities shall, upon execution and delivery of the relevant signature pages, become parties to, and be bound by, this Agreement, and the following agreements also entered into previously by the those shareholders who purchased Series A Preferred Shares including: the Investors' Rights Agreement in substantially the form of Exhibit C (the "*Rights Agreement*"), and the Right of First Refusal and Co-Sale Agreement in substantially the form of Exhibit D (the "*Right of First Refusal and Co-Sale Agreement*," and together with this Agreement, and the Rights Agreement, the "*Agreements*"), without the need for an

amendment to any of the Agreements except to add such person's or entity's name to the appropriate exhibit to such Agreements, and shall have the rights and obligations hereunder and thereunder, in each case as of the date of the applicable Subsequent Closing. Each Subsequent Closing shall take place at such date, time and place as shall be approved by the Company in its sole discretion.

(c) Immediately after each Closing, the Schedule of Investors will be amended to list the Investors purchasing Shares hereunder and the number of Shares issued to each Investor hereunder at each such Closing. The Company will furnish to each Investor copies of the amendments to the Schedule of Investors referred to in the preceding sentence.

2.2 Delivery. At each Closing, the Company will deliver to each Investor in such Closing a certificate registered in such Investor's name representing the number of Shares that such Investor is purchasing in such Closing against payment of the purchase price therefor as set forth in the column designated "Purchase Price" opposite such Investor's name on the Schedule of Investors, by (a) check payable to the Company, (b) wire transfer in accordance with the Company's instructions, (c) cancellation of indebtedness or (d) any combination of the foregoing. In the event that payment by an Investor is made, in whole or in part, by cancellation of indebtedness, then such Investor shall surrender to the Company for cancellation at the Closing any evidence of indebtedness or shall execute an instrument of cancellation in form and substance acceptable to the Company.

SECTION 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

A Schedule of Exceptions, attached as Exhibit E (each, a "***Schedule of Exceptions***"), shall be delivered to the Investors in connection with each Closing. Except as set forth on the Schedule of Exceptions delivered to the Investor at the applicable Closing, the Company hereby represents and warrants to the Investors as follows:

3.1 Organization, Good Standing and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has the requisite corporate power and authority to own and operate its properties and assets, to carry on its business as presently conducted, to execute and deliver the Agreements, to issue and sell the Shares and the Conversion Shares and to perform its obligations pursuant to the Agreements and the Amended Certificate. The Company is presently qualified to do business as a foreign corporation in each jurisdiction where the failure to be so qualified could reasonably be expected to have a material adverse effect on the Company's financial condition or business as now conducted (a "***Material Adverse Effect***").

3.2 Subsidiaries. The Company does not own or control, directly or indirectly, any interest in any corporation, partnership, limited liability company, association or other business entity.

3.3 Capitalization. Immediately prior to the Initial Closing, the authorized capital stock of the Company will consist of:

(a) 16,000,000 shares of Common Stock, of which 10,000,000 shares are issued and outstanding and 2,603,535 of which are authorized for issuance upon conversion of the Series A Preferred; and

(b) 2,603,535 shares of Preferred Stock, all of which are designated Series A Preferred and 2,603,306 of which are issued and outstanding.

-2-

(c)   Up to 1,904,761 shares of Preferred Stock, all of which are designated Series B Preferred and none of which are issued and outstanding. The Common Stock , the Series A Preferred, and the Series B Preferred shall have the rights preferences privileges and restrictions set forth in the Amended Certificate.

(d)   The outstanding shares have been duly authorized and validly issued in compliance with applicable laws, and are fully paid and nonassessable. The Company has a right of first refusal over transfers of all outstanding shares of Common Stock.

(e)   The Company has reserved:

(i)   the Shares for issuance pursuant to this Agreement;

(ii)   shares of Common Stock (as may be adjusted in accordance with the provisions of the Amended Certificate) for issuance upon conversion of the Shares; and

(iii)   2,857,142 shares of Common Stock authorized for issuance to employees, consultants and directors pursuant to its 2015 Stock Plan and none of which are issued and outstanding as of the date of this Agreement.

(f)   The Shares, when issued and delivered and paid for in compliance with the provisions of this Agreement, will be validly issued, fully paid and nonassessable. The Conversion Shares have been duly and validly reserved and, when issued in compliance with the provisions of this Agreement, the Amended Certificate and applicable law will be validly issued, fully paid and nonassessable. The Shares and the Conversion Shares will be free of any liens or encumbrances, other than any liens or encumbrances created by or imposed upon the Investors; *provided, however*, that the Shares and the Conversion Shares are subject to restrictions on transfer under U.S. state and/or federal securities laws and as set forth herein and in the Rights Agreement. Except as set forth in the Rights Agreement, the Shares and the Conversion Shares are not subject to any preemptive rights or rights of first refusal.

(g)   Except for the conversion privileges of the Series B Preferred, the rights provided pursuant to the Rights Agreement and the Right of First Refusal and Co-Sale Agreement or as otherwise described in this Agreement including as set forth on the Schedule of Exceptions, there are no options, warrants or other rights to purchase any of the Company's authorized and unissued capital stock.

3.4   Authorization. All corporate action on the part of the Company and its directors, officers and stockholders necessary for the authorization, execution and delivery of the Agreements by the Company, the authorization, sale, issuance and delivery of the Shares and the Conversion Shares, and the performance of all of the Company's obligations under the Agreements has been taken or will be taken prior to the Initial Closing. The Agreements, when executed and delivered by the Company, shall constitute valid and binding obligations of the Company, enforceable in accordance with their terms, except (i) as limited by laws of general application relating to bankruptcy, insolvency and the relief of debtors, (ii) as limited by rules of law governing specific performance, injunctive relief or other equitable remedies and by general principles of equity, and (iii) to the extent the indemnification provisions contained in the Rights Agreement may further be limited by applicable laws and principles of public policy.

3.5   Material Contracts. All of the Company's agreements and contracts in effect as of the date of this Agreement with a value in excess of $50,000 and all other contracts deemed material by the Company are as set forth in the Schedule of Exceptions (the "*Material Contracts*"). The Company is not in material breach of any of the Material Contracts. The Material Contracts are, to the Company's knowledge, valid, binding and in full force and effect in all material respects, subject to the laws of general application relating

to bankruptcy, insolvency and the relief of debtors and the rules of law governing specific performance, injunctive relief and other equitable remedies.

3.6   Intellectual Property. To the knowledge of the Company (without having conducted any special investigation or patent search), the Company owns or possesses or can obtain on commercially reasonable terms sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses (software or otherwise), information, processes and similar proprietary rights ("*Intellectual Property*") necessary to the business of the Company as presently conducted, the lack of which could reasonably be expected to have a material adverse effect on the Company's financial condition or business as currently conducted ("*Material Adverse Effect*"). Except for agreements with its own employees or consultants, standard end-user license agreements, support/maintenance agreements and agreements entered in the ordinary course of the Company's business, there are no outstanding options, licenses or agreements relating to the Intellectual Property, and the Company is not bound by or a party to any options, licenses or agreements with respect to the Intellectual Property of any other person or entity. The Company has not received any written communication alleging that the Company has violated any of the Intellectual Property of any other person or entity.

3.7   Proprietary Information and Invention Assignment. Each technical and senior managerial employee of the Company, including each founder identified in Exhibit B of the Right of First Refusal and Co-Sale Agreement, has executed a confidential information and invention assignment agreement. To the knowledge of the Company, no such person is in violation of such confidential information and invention assignment agreement.

3.8   Title to Properties and Assets; Liens. The Company has good and marketable title to its properties and assets, and has good title to all its leasehold interests, in each case subject to no material mortgage, pledge, lien, lease, encumbrance or charge, other than (i) liens for current taxes not yet due and payable, (ii) liens imposed by law and incurred in the ordinary course of business for obligations not past due, (iii) liens in respect of pledges or deposits under workers' compensation laws or similar legislation, and (iv) liens, encumbrances and defects in title which do not in any case materially detract from the value of the property subject thereto or have a Material Adverse Effect, and which have not arisen otherwise than in the ordinary course of business.

3.9   Compliance with Other Instruments. The Company is not in violation of any material term of its Certificate of incorporation or bylaws, each as amended to date, or, to the Company's knowledge, in any material respect of any term or provision of any material mortgage, indebtedness, indenture, contract, agreement, instrument, judgment, order or decree to which it is party or by which it is bound which would have a Material Adverse Effect. To the Company's knowledge, the Company is not in violation of any federal or state statute, rule or regulation applicable to the Company the violation of which would have a Material Adverse Effect. The execution and delivery of the Agreements by the Company, the performance by the Company of its obligations pursuant to the Agreements, and the issuance of the Shares, and the Conversion Shares, will not result in any material violation of, or materially conflict with, or constitute a material default under, the Company's Certificate of incorporation or bylaws, each as amended to date.

3.10   Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body or, to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

DEN-180801-2

3.11   Registration and Voting Rights. Except as set forth in the Rights Agreement, the Company is presently not under any obligation and has not granted any rights to register under the Securities Act any of its presently outstanding securities or any of its securities that may hereafter be issued.

3.12   Tax Returns and Payments. The Company has timely filed all tax returns required to be filed by it with appropriate federal, state and local governmental agencies, except where the failure to do so would not have a Material Adverse Effect. These returns and reports are true and correct in all material respects. All taxes shown to be due and payable on such returns, any assessments imposed, and, to the Company's knowledge, all other taxes due and payable by the Company on or before the Initial Closing have been paid or will be paid prior to the time they become delinquent.

SECTION 4

REPRESENTATIONS AND WARRANTIES OF THE INVESTORS

Each Investor hereby, severally and not jointly, represents and warrants to the Company as follows:

4.1   No Registration. The Investor understands that the Shares and the Conversion Shares, have not been, and will not be, registered under the Securities Act by reason of a specific exemption from the registration provisions of the Securities Act, the availability of which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Investor's representations as expressed herein or otherwise made pursuant hereto.

4.2   Investment Intent. The Investor is acquiring the Shares, and the Conversion Shares, for investment for its own account, not as a nominee or agent, and not with the view to, or for resale in connection with, any distribution thereof, and that the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor further represents that it does not have any contract, undertaking, agreement or arrangement with any person or entity to sell, transfer or grant participation to such person or entity or to any third person or entity with respect to any of the Shares or the Conversion Shares.

4.3   Investment Experience. The Investor has substantial experience in evaluating and investing in private placement transactions of securities in companies similar to the Company and acknowledges that the Investor can protect its own interests. The Investor has such knowledge and experience in financial and business matters so that the Investor is capable of evaluating the merits and risks of its investment in the Company.

4.4   Speculative Nature of Investment. The Investor understands and acknowledges that the Company has a limited financial and operating history and that an investment in the Company is highly speculative and involves substantial risks. The Investor can bear the economic risk of the Investor's investment and is able, without impairing the Investor's financial condition, to hold the Shares and the Conversion Shares for an indefinite period of time and to suffer a complete loss of the Investor's investment.

4.5   Access to Data. The Investor has had an opportunity to ask questions of, and receive answers from, the officers of the Company concerning the Agreements, the exhibits and schedules attached hereto and thereto and the transactions contemplated by the Agreements, as well as the Company's business, management and financial affairs, which questions were answered to its satisfaction. The Investor believes that it has received all the information the Investor considers necessary or appropriate for deciding whether to purchase the Shares and the Conversion Shares. The Investor understands that such discussions, as well as any information issued by the Company, were intended to describe certain aspects of the Company's business and prospects, but were not necessarily a thorough or exhaustive description. The Investor acknowledges that

DEN-180801-2

any business plans prepared by the Company have been, and continue to be, subject to change and that any projections included in such business plans or otherwise are necessarily speculative in nature, and it can be expected that some or all of the assumptions underlying the projections will not materialize or will vary significantly from actual results. The Investor also acknowledges that it is relying solely on its own counsel and not on any statements or representations of the Company or its agents for legal advice with respect to this investment or the transactions contemplated by the Agreements.

Restricted Securities. The Investor understands that the shares of Series B Preferred Stock have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Investor's representations as expressed herein. The Investor understands that the shares of Series B Preferred Stock are "restricted securities" under applicable United States federal and state securities laws and that, pursuant to these laws, the Investor must hold the shares of Series B Preferred Stock indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities or an exemption from such registration and qualification requirements is available. The Investor acknowledges that the Company has no obligation to register or qualify the shares of Series B Preferred Stock, or the Common Stock into which it may be converted, for resale. The Investor further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the shares of Series B Preferred Stock, and on requirements relating to the Company which are outside of the Purchaser's control, and which the Company is under no obligation and may not be able to satisfy.

4.7 Residency. The residency of the Investor (or, in the case of a partnership or corporation, such entity's principal place of business) is correctly set forth on the Schedule of Investors.

4.8 Rule 144. The Investor acknowledges that the Shares and the Conversion Shares must be held indefinitely unless subsequently registered under the Securities Act or an exemption from such registration is available. The Investor is aware of the provisions of Rule 144 promulgated under the Securities Act which permit resale of shares purchased in a private placement subject to the satisfaction of certain conditions, which may include, among other things, the availability of certain current public information about the Company; the resale occurring not less than a specified period after a party has purchased and paid for the security to be sold; the number of shares being sold during any three-month period not exceeding specified limitations; the sale being effected through a "brokers' transaction," a transaction directly with a "market maker" or a "riskless principal transaction" (as those terms are defined in the Securities Act or the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder); and the filing of a Form 144 notice, if applicable. The Investor understands that the current public information referred to above is not now available and the Company has no present plans to make such information available. The Investor acknowledges and understands that notwithstanding any obligation under the Rights Agreement, the Company may not be satisfying the current public information requirement of Rule 144 at the time the Investor wishes to sell the Shares or the Conversion Shares, and that, in such event, the Investor may be precluded from selling such securities under Rule 144, even if the other applicable requirements of Rule 144 have been satisfied. The Investor acknowledges that, in the event the applicable requirements of Rule 144 are not met, registration under the Securities Act or an exemption from registration will be required for any disposition of the Shares or the underlying Common Stock. The Investor understands that, although Rule 144 is not exclusive, the Securities and Exchange Commission has expressed its opinion that persons proposing to sell restricted securities received in a private offering other than in a registered offering or pursuant to Rule 144 will have a substantial burden of proof in establishing that an exemption from registration is available for such offers or sales and that such persons and the brokers who participate in the transactions do so at their own risk.

DEN-180801-2

4.9   No Public Market. The Investor understands and acknowledges that no public market now exists for any of the securities issued by the Company and that the Company has made no assurances that a public market will ever exist for the Company's securities.

4.10   Authorization.

(a)   The Investor has all requisite power and authority to execute and deliver the Agreements, to purchase the Shares hereunder and to carry out and perform its obligations under the terms of the Agreements. All action on the part of the Investor necessary for the authorization, execution, delivery and performance of the Agreements, and the performance of all of the Investor's obligations under the Agreements, has been taken or will be taken prior to the Closing.

(b)   The Agreements, when executed and delivered by the Investor, will constitute valid and legally binding obligations of the Investor, enforceable in accordance with their terms except: (i) to the extent that the indemnification provisions contained in the Rights Agreement may be limited by applicable law and principles of public policy, (ii) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, and (iii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies or by general principles of equity.

(c)   No consent, approval, authorization, order, filing, registration or qualification of or with any court, governmental authority or third person is required to be obtained by the Investor in connection with the execution and delivery of the Agreements by the Investor or the performance of the Investor's obligations hereunder or thereunder.

4.11   Brokers or Finders. The Investor has not engaged any brokers, finders or agents, and neither the Company nor any other Investor has, nor will, incur, directly or indirectly, as a result of any action taken by the Investor, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with the Agreements.

4.12   Tax Advisors. The Investor has reviewed with its own tax advisors the U.S. federal, state, local and foreign tax consequences of this investment and the transactions contemplated by the Agreements. With respect to such matters, the Investor relies solely on such advisors and not on any statements or representations of the Company or any of its agents, written or oral. The Investor understands that it (and not the Company) shall be responsible for its own tax liability that may arise as a result of this investment or the transactions contemplated by the Agreements.

4.13   Legends. The Investor understands and agrees that the certificates evidencing the Shares or the Conversion Shares, or any other securities issued in respect of the Shares or the Conversion Shares upon any stock split, stock dividend, recapitalization, merger, consolidation or similar event, shall bear the following legend (in addition to any legend required by the Rights Agreement or under applicable state securities laws):

> "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE, AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL REGISTERED UNDER SUCH ACT AND/OR APPLICABLE STATE SECURITIES LAWS, OR UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL OR OTHER

-7-

EVIDENCE, REASONABLY SATISFACTORY TO THE COMPANY AND ITS COUNSEL, THAT SUCH REGISTRATION IS NOT REQUIRED."

SECTION 5

CONDITIONS TO INVESTORS' OBLIGATIONS TO CLOSE

Each Investor's obligation to purchase the Shares at a Closing is subject to the fulfillment on or before the Closing of each of the following conditions, unless waived in writing by the applicable Investor purchasing the Shares in such Closing:

5.1   Representations and Warranties. Except as set forth in or modified by the Schedule of Exceptions, the representations and warranties made by the Company in Section 3 shall be true and correct in all material respects as of the date of such Closing.

5.2   Covenants. The Company shall have performed or complied with all covenants, agreements and conditions contained in this Agreement to be performed or complied with by the Company on or prior to the Closing in all material respects.

5.3   Blue Sky. The Company shall have obtained all necessary Blue Sky law permits and qualifications, or have the availability of exemptions therefrom, required by any state for the offer and sale of the Shares and the Conversion Shares.

5.4   Amended Certificate. The Amended Certificate shall have been duly authorized, executed and filed with and accepted by the Secretary of State of the State of Delaware.

5.5   Rights Agreement. The Company, the Founders and the Investors (each as defined in the Rights Agreement) shall have executed and delivered the Rights Agreement.

5.6   Right of First Refusal and Co-Sale Agreement. The Company, the Founders and the Investors (each as defined in the Right of First Refusal and Co-Sale Agreement) shall have executed and delivered the Right of First Refusal and Co-Sale Agreement.

5.7   Closing Deliverables. The Company shall have delivered to counsel to the Investors the following:

(a)   a certificate executed by the Chief Executive Officer of the Company on behalf of the Company, in substantially the form of Exhibit F, certifying the satisfaction of the conditions to closing listed in Sections 5.1 and 5.2.

(b)   a certificate of the Secretary of State of the State of Delaware dated as of a date within five days of the date of the Initial Closing, with respect to the good standing of the Company.

SECTION 6

CONDITIONS TO COMPANY'S OBLIGATION TO CLOSE

The Company's obligation to sell and issue the Shares at each Closing is subject to the fulfillment on or before such Closing of the following conditions, unless waived in writing by the Company:

6.1   Representations and Warranties. The representations and warranties made by the Investors in such Closing in Section 4 shall be true and correct in all material respects when made and shall be true and correct in all material respects as of the date of such Closing.

6.2   Covenants. The Investors shall have performed or complied with all covenants, agreements and conditions contained in the Agreements to be performed or complied with by the Investors on or prior to the date of such Closing in all material respects.

6.3   Compliance with Securities Laws. The Company shall be satisfied that the offer and sale of the Shares and the Conversion Shares shall be qualified or exempt from registration or qualification under all applicable federal and state securities laws (including receipt by the Company of all necessary blue sky law permits and qualifications required by any state, if any).

6.4   Amended Certificate. The Amended Certificate shall have been duly authorized, executed and filed with and accepted by the Secretary of State of the State of Delaware.

6.5   Rights Agreement. The Company, the Founders and the Investors (each as defined in the Rights Agreement) shall have executed and delivered the Rights Agreement.

6.6   Right of First Refusal and Co-Sale Agreement. The Company, the Founders, and the Investors (each as defined in the Right of First Refusal and Co-Sale Agreement) shall have executed and delivered the Right of First Refusal and Co-Sale Agreement.

SECTION 7

MISCELLANEOUS

7.1   Amendment. Except as expressly provided herein, neither this Agreement nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument referencing this Agreement and signed by the Company and the Investors holding a majority of the Common Stock issued or issuable upon conversion of the Shares issued pursuant to this Agreement (excluding any of such shares that have been sold to the public or pursuant to Rule 144); *provided, however*, that Investors purchasing shares in a Closing after the Initial Closing may become parties to this Agreement in accordance with Section 2.1 without any amendment of this Agreement pursuant to this paragraph or any consent or approval of any other Investor; and *provided, further*, that if any amendment, waiver, discharge or termination operates in a manner that treats any Investor different from other Investors, the consent of such Investor shall also be required for such amendment, waiver, discharge or termination. Any such amendment, waiver, discharge or termination effected in accordance with this paragraph shall be binding upon each holder of any securities purchased under this Agreement at the time outstanding (including securities into which such securities have been converted or exchanged or for which such securities have been exercised) and each future holder of all such securities. Each Investor acknowledges that by the operation of this paragraph, the holders of a majority of the Common Stock issued or issuable upon conversion of the Shares issued pursuant to this Agreement (excluding any of such shares that have been sold to the public or pursuant to Rule 144) will have the right and power to diminish or eliminate all rights of such Investor under this Agreement.

7.2   Notices. All notices and other communications required or permitted hereunder shall be in writing and shall be mailed by registered or certified mail, postage prepaid, sent by facsimile or electronic mail or otherwise delivered by hand, messenger or courier service addressed:

DEN-180801-2

        (a)   if to an Investor, at the Investor's address, facsimile number or electronic mail address as shown on Exhibit A, as applicable, as may be updated by written notice to the Company delivered in accordance with the provisions of this Section 7.2;

        (b)   if to any other holder of any Shares or Conversion Shares, to such address, facsimile number or electronic mail address as shown in the Company's records, or, until any such holder so furnishes an address, facsimile number or electronic mail address to the Company, then to the address of the last holder of such Shares or Conversion Shares for which the Company has contact information in its records; or

        (c)   if to the Company, to the attention of the Chief Executive Officer or Chief Financial Officer of the Company at 1260 South Steele Street, Denver, Colorado 80210, or at such other current address as the Company shall have furnished to the Investors, with a copy (which shall not constitute notice) to Charles S. Gass, 1801 Wewatta Street, Suite 1000, Denver, Colorado 80202.

Each such notice or other communication shall for all purposes of this Agreement be treated as effective or having been given (i) if delivered by hand, messenger or courier service, when delivered (or if sent via a nationally-recognized overnight courier service, freight prepaid, specifying next-business-day delivery, one business day after deposit with the courier), or (ii) if sent via mail, at the earlier of its receipt or five days after the same has been deposited in a regularly-maintained receptacle for the deposit of the United States mail, addressed and mailed as aforesaid, or (iii) if sent via facsimile, upon confirmation of facsimile transfer or, if sent via electronic mail, upon confirmation of delivery when directed to the relevant electronic mail address set forth on Exhibit A, if sent during normal business hours of the recipient, or if not sent during normal business hours of the recipient, then on the recipient's next business day.

      7.3   **Governing Law.** This Agreement shall be governed in all respects by the internal laws of the State of Delaware.

      7.4   **Expenses.** The Company and the Investors shall each pay their own expenses in connection with the transactions contemplated by this Agreement.

      7.5   **Successors and Assigns.** This Agreement, and any and all rights, duties and obligations hereunder, shall not be assigned, transferred, delegated or sublicensed by any Investor without the prior written consent of the Company. Any attempt by an Investor without such permission to assign, transfer, delegate or sublicense any rights, duties or obligations that arise under this Agreement shall be void. Subject to the foregoing and except as otherwise provided herein, the provisions of this Agreement shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto.

      7.6   **Entire Agreement.** This Agreement, including the exhibits attached hereto, constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof. No party shall be liable or bound to any other party in any manner with regard to the subjects hereof or thereof by any warranties, representations or covenants except as specifically set forth herein or therein.

      7.7   **Delays or Omissions.** Except as expressly provided herein, no delay or omission to exercise any right, power or remedy accruing to any party to this Agreement upon any breach or default of any other party under this Agreement shall impair any such right, power or remedy of such non-defaulting party, nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and

shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party to this Agreement, shall be cumulative and not alternative.

7.8   **California Corporate Securities Law.** THE SALE OF THE SECURITIES THAT ARE THE SUBJECT OF THIS AGREEMENT HAS NOT BEEN QUALIFIED WITH THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA AND THE ISSUANCE OF SUCH SECURITIES OR THE PAYMENT OR RECEIPT OF ANY PART OF THE CONSIDERATION THEREFOR PRIOR TO SUCH QUALIFICATION IS UNLAWFUL, UNLESS THE SALE OF SECURITIES IS EXEMPT FROM QUALIFICATION BY SECTION 25100, 25102, OR 25105 OF THE CALIFORNIA CORPORATIONS CODE. THE RIGHTS OF ALL PARTIES TO THIS AGREEMENT ARE EXPRESSLY CONDITIONED UPON THE QUALIFICATION BEING OBTAINED, UNLESS THE SALE IS SO EXEMPT.

7.9   **Severability.** If any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, portions of such provision, or such provision in its entirety, to the extent necessary, shall be severed from this Agreement, and such court will replace such illegal, void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the same economic, business and other purposes of the illegal, void or unenforceable provision. The balance of this Agreement shall be enforceable in accordance with its terms.

7.10   **Counterparts.** This Agreement may be executed in any number of counterparts, each of which shall be enforceable against the parties actually executing such counterparts, and all of which together shall constitute one instrument.

7.11   **Telecopy Execution and Delivery.** A facsimile, telecopy or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by facsimile or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes. At the request of any party hereto, all parties hereto agree to execute and deliver an original of this Agreement as well as any facsimile, telecopy or other reproduction hereof.

7.12   **Jurisdiction; Venue.** With respect to any disputes arising out of or related to this Agreement, the parties consent to the exclusive jurisdiction of, and venue in, the state courts in Denver County in the State of Colorado (or in the event of exclusive federal jurisdiction, the courts of the District of Colorado).

7.13   **Further Assurances.** Each party hereto agrees to execute and deliver, by the proper exercise of its corporate, limited liability company, partnership or other powers, all such other and additional instruments and documents and do all such other acts and things as may be necessary to more fully effectuate this Agreement.

The parties are signing this Series B Preferred Stock Purchase Agreement as of the date stated in the introductory clause.

SWEAT COSMETICS, INC.
a Delaware corporation

By: _____

Name: <u>Courtney Jones</u>

Title: <u>Chief Executive Officer</u>

*(**Signature page to the Series B Preferred Stock Purchase Agreement**)*

The parties are signing this Series B Preferred Stock Purchase Agreement as of the date stated in the introductory clause.

INVESTOR

_____
(Print investor name)

_____
(Signature)

_____
(Print name of signatory, if signing for an entity)

_____
(Print title of signatory, if signing for an entity)

(Signature page to the Series B Preferred Stock Purchase Agreement)

Exhibit A

SCHEDULE OF INVESTORS

Initial Closing Investors

Investor	Number of Series B Shares	Purchase Price
[*insert*]...	[*insert*]	$[*insert*]
[*address*]		
[*facsimile number*]		
[*email address*]		

Exhibit B

AMENDED
CERTIFICATE OF INCORPORATION

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
SWEAT COSMETICS, INC.

Sweat Cosmetics, Inc., a corporation organized and existing under the laws of the State of Delaware (the Corporation"), hereby certifies as follows:

1.   The name of the Corporation is Sweat Cosmetics, Inc. The Corporation's original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on July 24, 2015, and amended on November 6, 2015.

2.   Pursuant to Section 242 of the Delaware General Corporation Law ("DGCL"), this Certificate of Amendment of the Certificate of Incorporation further amends the provisions of the Corporation's Certificate of Incorporation.

3.   Pursuant to Section 242 of the DGCL, the Board of Directors of the Corporation duly adopted resolutions setting forth the terms and provisions of this Certificate of Amendment of the Certificate of Incorporation, declaring the terms and provisions of this Certificate of Amendment to be advisable, and directing that the terms and provisions of this Certificate of Amendment be submitted to and considered by the stockholders of the Corporation for approval.

4.   The terms and provisions of this Certificate of Amendment of the Certificate of Incorporation have been duly adopted and approved by the stockholders of the Corporation, acting in accordance with the provisions of Sections 228 and 242 of the DGCL.

5.   Article V of the Corporation's Certificate of Incorporation is hereby amended and restated in its entirety to read as follows:

"The total number of shares of stock that the Corporation shall have authority to issue is twenty million five hundred twenty-six thousand five hundred sixty-six (20,526,566), consisting of sixteen million (16,000,000) shares of Common Stock, $0.001 par value per share, and four million, five hundred twenty-six thousand five hundred and sixty-six (4,526,566) shares of Preferred Stock, $0.001 par value per share. The first Series of Preferred Stock shall be designated *"Series A Preferred Stock"* and shall consist of two million six hundred three thousand five hundred and thirty five (2,603,535) shares. The second Series of Preferred Stock shall be designated "*Series B Preferred Stock*" and shall consist of one million nine hundred four thousand seven hundred sixty-one (1,904,761) shares."

[Remainder of this Page Intentionally Left Blank]

IN WITNESS WHEREOF, Sweat Cosmetics, Inc. has caused this Certificate of Amendment of the Certificate of Incorporation to be signed by Courtney Jones, a duly authorized officer of the Corporation, on April __, 2018.

/s/ Courtney Jones
Courtney Jones, Chief Executive Officer

Exhibit C

INVESTORS' RIGHTS AGREEMENT

SWEAT COSMETICS, INC.

INVESTORS' RIGHTS AGREEMENT

July 24, 2015

TABLE OF CONTENTS

SWEAT COSMETICS, INC.
INVESTORS' RIGHTS AGREEMENT

This Investors' Rights Agreement (this "***Agreement***") is dated as of July 24, 2015, and is between Sweat Cosmetics, Inc., a Delaware corporation (the "***Company***"), and the persons and entities listed on Exhibit A (each, an "***Investor***" and collectively, the "***Investors***").

RECITALS

The Investors are parties to the Series A Preferred Stock Purchase Agreement of even date herewith, among the Company and the Investors listed on the Schedule of Investors thereto (the "***Purchase Agreement***"), and it is a condition to the closing of the sale of the Series A Preferred Stock to the Investors listed on such Schedule of Investors that the Investors and the Company execute and deliver this Agreement.

The parties therefore agree as follows:

SECTION 1

DEFINITIONS

1.1 **Certain Definitions.** As used in this Agreement, the following terms shall have the meanings set forth below:

(a) "***Bad Actor Disqualification***" means any "bad actor" disqualification described in Rule 506(d)(1)(i) through (viii) under the Securities Act.

(b) "***Commission***" shall mean the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act.

(c) "***Common Stock***" means the Common Stock of the Company.

(d) "***Conversion Stock***" shall mean shares of Common Stock issued upon conversion of the Series A Preferred Stock.

(e) "***Exchange Act***" shall mean the Securities Exchange Act of 1934, as amended, or any similar successor federal statute and the rules and regulations thereunder, all as the same shall be in effect from time to time.

(f) "***Holder***" shall mean any Investor who holds Registrable Securities and any holder of Registrable Securities to whom the registration rights conferred by this Agreement have been duly and validly transferred in accordance with Section 2.12 of this Agreement.

(g) "***Indemnified Party***" shall have the meaning set forth in Section 2.6(c).

(h) "***Indemnifying Party***" shall have the meaning set forth in Section 2.6(c).

(i) "***Initial Closing***" shall mean the date of the initial sale of shares of the Company's Series A Preferred Stock pursuant to the Purchase Agreement.

(j)	"***Initial Public Offering***" shall mean the closing of the Company's first firm commitment underwritten public offering of the Company's Common Stock registered under the Securities Act.

(k)	"***Initiating Holders***" shall mean any Holder or Holders who in the aggregate hold not less than fifty percent (50%) of the outstanding Registrable Securities.

(l)	"***Investors***" shall mean the persons and entities listed on Exhibit A.

(m)	"***New Securities***" shall have the meaning set forth in Section 4.1(a).

(n)	"***Purchase Agreement***" shall have the meaning set forth in the Recitals.

(o)	"***Registrable Securities***" shall mean (i) shares of Common Stock issued or issuable pursuant to the conversion of the Shares and (ii) any Common Stock issued as a dividend or other distribution with respect to or in exchange for or in replacement of the shares referenced in (i) above; *provided*, *however*, that Registrable Securities shall not include any shares of Common Stock described in clause (i) or (ii) above which have previously been registered or which have been sold to the public either pursuant to a registration statement or Rule 144, or, with respect to registration rights under this Agreement, which have been sold in a private transaction in which the transferor's rights under this Agreement are not validly assigned in accordance with this Agreement.

(p)	The terms "***register***," "***registered***" and "***registration***" shall refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act and applicable rules and regulations thereunder, and the declaration or ordering of the effectiveness of such registration statement.

(q)	"***Registration Expenses***" shall mean all expenses incurred in effecting any registration pursuant to this Agreement, including, without limitation, all registration, qualification, and filing fees, printing expenses, escrow fees, fees and disbursements of counsel for the Company, blue sky fees and expenses, and expenses of any regular or special audits incident to or required by any such registration, but shall not include Selling Expenses, fees and disbursements of counsel for the Holders and the compensation of regular employees of the Company, which shall be paid in any event by the Company.

(r)	"***Restricted Securities***" shall mean any Registrable Securities required to bear the first legend set forth in Section 2.8(c).

(s)	"***Rule 144***" shall mean Rule 144 as promulgated by the Commission under the Securities Act, as such Rule may be amended from time to time, or any similar successor rule that may be promulgated by the Commission.

(t)	"***Rule 145***" shall mean Rule 145 as promulgated by the Commission under the Securities Act, as such Rule may be amended from time to time, or any similar successor rule that may be promulgated by the Commission

(u)	"***Securities Act***" shall mean the Securities Act of 1933, as amended, or any similar successor federal statute and the rules and regulations thereunder, all as the same shall be in effect from time to time.

(v) "***Selling Expenses***" shall mean all underwriting discounts, selling commissions and stock transfer taxes applicable to the sale of Registrable Securities and fees and disbursements of counsel for any Holder.

(w) "***Series A Preferred Stock***" shall mean the shares of Series A Preferred Stock issued pursuant to the Purchase Agreement.

(x) "***Shares***" shall mean the Company's Series A Preferred Stock.

(y) "***Significant Holders***" shall have the meaning set forth in Section 4.1.

(z) "***Withdrawn Registration***" shall mean a forfeited demand registration under Section 2.1 in accordance with the terms and conditions of Section 2.4.

SECTION 2

REGISTRATION RIGHTS[1]

2.1 Requested Registration.

(a) ***Request for Registration.*** Subject to the conditions set forth in this Section 2.1, if the Company shall receive from Initiating Holders a written request signed by such Initiating Holders that the Company effect any registration with respect to all or a part of the Registrable Securities (such request shall state the number of shares of Registrable Securities to be disposed of by such Initiating Holders), the Company will:

(i) promptly give written notice of the proposed registration to all other Holders; and

(ii) as soon as practicable, file and use its commercially reasonable efforts to effect such registration (including, without limitation, filing post-effective amendments, appropriate qualifications under applicable blue sky or other state securities laws, and appropriate compliance with the Securities Act) and to permit or facilitate the sale and distribution of all or such portion of such Registrable Securities as are specified in such request, together with all or such portion of the Registrable Securities of any Holder or Holders joining in such request as are specified in a written request received by the Company within twenty (20) days after such written notice from the Company is mailed or delivered.

(b) ***Limitations on Requested Registration.*** The Company shall not be obligated to effect, or to take any action to effect, any such registration pursuant to this Section 2.1:

(i) Prior to the earlier of (A) the five (5) year anniversary of the date of this Agreement or (B) one hundred eighty (180) days following the effective date of the first registration statement filed by the Company covering an underwritten offering of any of its securities to the general public (or the subsequent date on which all market stand-off agreements applicable to the offering have terminated);

(ii) If the Initiating Holders, together with the holders of any other securities of the Company entitled to inclusion in such registration statement, propose to sell Registrable Securities and such other securities (if any) at an aggregate offering price, net of underwriters' discounts and expenses, of less than $10.00 per share of Common Stock (as adjusted for any stock dividends, combinations or splits with

respect to such shares) and the aggregate proceeds of which (after deduction for underwriter's discounts and expenses related to the issuance) are less than $20,000,000;

(iii)   In any particular jurisdiction in which the Company would be required to execute a general consent to service of process in effecting such registration, qualification, or compliance, unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act;

(iv)   After the Company has initiated two such registrations pursuant to this Section 2.1;

(v)   During the period starting with the date sixty (60) days prior to the Company's good faith estimate of the date of filing of, and ending on a date one hundred eighty (180) days after the effective date of, a Company-initiated registration (or ending on the subsequent date on which all market stand-off agreements applicable to the offering have terminated); *provided* that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; or

(vi)   If the Initiating Holders propose to dispose of shares of Registrable Securities that may be registered on Form S-3 pursuant to a request made under Section 2.3.

(c)   ***Deferral.*** If (i) in the good faith judgment of the board of directors of the Company, the filing of a registration statement covering the Registrable Securities would be detrimental to the Company and the board of directors of the Company concludes, as a result, that it is in the best interests of the Company to defer the filing of such registration statement at such time, and (ii) the Company shall furnish to such Holders a certificate signed by the President of the Company stating that in the good faith judgment of the board of directors of the Company, it would be detrimental to the Company for such registration statement to be filed in the near future and that it is, therefore, in the best interests of the Company to defer the filing of such registration statement, then (in addition to the limitations set forth in Section 2.1(b)(v) above) the Company shall have the right to defer such filing for a period of not more than one hundred eighty (180) days after receipt of the request of the Initiating Holders, and, provided further, that the Company shall not defer its obligation in this manner more than twice in any twelve-month period.

(d)   ***Underwriting.*** If the Initiating Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to this Section 2.1 and the Company shall include such information in the written notice given pursuant to Section 2.1(a)(i). In such event, the right of any Holder to include all or any portion of its Registrable Securities in a registration pursuant to this Section 2.1 shall be conditioned upon such Holder's participation in an underwriting and the inclusion of such Holder's Registrable Securities to the extent provided herein. If the Company shall request inclusion in any registration pursuant to Section 2.1 of securities being sold for its own account, or if other persons shall request inclusion in any registration pursuant to Section 2.1, the Initiating Holders shall, on behalf of all Holders, offer to include such securities in the underwriting and such offer shall be conditioned upon the participation of the Company or such other persons in such underwriting and the inclusion of the Company's and such person's other securities of the Company and their acceptance of the further applicable provisions of this Section 2 (including Section 2.10). The Company shall (together with all Holders proposing to distribute their securities through such underwriting) enter into an underwriting agreement in customary form with the representative of the underwriter or underwriters selected for such underwriting by the Company, which underwriters are reasonably acceptable to a majority-in-interest of the Initiating Holders.

Notwithstanding any other provision of this Section 2.1, if the underwriters advise the Initiating Holders in writing that marketing factors require a limitation on the number of shares to be underwritten, the number of Registrable Securities that may be so included shall be allocated as follows: (i) first, among all Holders requesting to include Registrable Securities in such registration statement based on the *pro rata* percentage of Registrable Securities held by such Holders, assuming conversion; and (ii) second, to the Company, which the Company may allocate, at its discretion, for its own account, or for the account of other holders or employees of the Company.

If a person who has requested inclusion in such registration as provided above does not agree to the terms of any such underwriting, such person shall be excluded therefrom by written notice from the Company, the underwriter or the Initiating Holders. The securities so excluded shall also be withdrawn from registration. Any Registrable Securities or other securities excluded or withdrawn from such underwriting shall also be withdrawn from such registration. If shares are so withdrawn from the registration and if the number of shares to be included in such registration was previously reduced as a result of marketing factors pursuant to this Section 2.1(d), then the Company shall then offer to all Holders who have retained rights to include securities in the registration the right to include additional Registrable Securities in the registration in an aggregate amount equal to the number of shares so withdrawn, with such shares to be allocated among such Holders requesting additional inclusion, as set forth above.

2.2   **Company Registration.**

(a)   ***Company Registration.*** If the Company shall determine to register any of its securities either for its own account or the account of a security holder or holders, other than a registration pursuant to Section 2.1 or 2.3, a registration relating solely to employee benefit plans, a registration relating to the offer and sale of debt securities, a registration relating to a corporate reorganization or other Rule 145 transaction, or a registration on any registration form that does not permit secondary sales, the Company will:

(i)   promptly give written notice of the proposed registration to all Holders; and

(ii)   use its commercially reasonable efforts to include in such registration (and any related qualification under blue sky laws or other compliance), except as set forth in Section 2.2(b) below, and in any underwriting involved therein, all of such Registrable Securities as are specified in a written request or requests made by any Holder or Holders received by the Company within ten (10) days after such written notice from the Company is mailed or delivered. Such written request may specify all or a part of a Holder's Registrable Securities.

(b)   ***Underwriting.*** If the registration of which the Company gives notice is for a registered public offering involving an underwriting, the Company shall so advise the Holders as a part of the written notice given pursuant to Section 2.2(a)(i). In such event, the right of any Holder to registration pursuant to this Section 2.2 shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall (together with the Company and other holders of securities of the Company with registration rights to participate therein distributing their securities through such underwriting) enter into an underwriting agreement in customary form with the representative of the underwriter or underwriters selected by the Company.

Notwithstanding any other provision of this Section 2.2, if the underwriters advise the Company in writing that marketing factors require a limitation on the number of shares to be underwritten, the underwriters may (subject to the limitations set forth below) exclude all Registrable Securities from, or limit the number of Registrable Securities to be included in, the registration and underwriting. The Company shall

so advise all holders of securities requesting registration, and the number of shares of securities that are entitled to be included in the registration and underwriting shall be allocated, as follows: (i) first, to the Company for securities being sold for its own account, and (ii) second, to the Holders requesting to include Registrable Securities in such registration statement based on the *pro rata* percentage of Registrable Securities held by such Holders, assuming conversion.

If a person who has requested inclusion in such registration as provided above does not agree to the terms of any such underwriting, such person shall also be excluded therefrom by written notice from the Company or the underwriter. The Registrable Securities or other securities so excluded shall also be withdrawn from such registration. Any Registrable Securities or other securities excluded or withdrawn from such underwriting shall be withdrawn from such registration.

(c) *Right to Terminate Registration.* The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 2.2 prior to the effectiveness of such registration whether or not any Holder has elected to include securities in such registration.

2.3 Registration on Form S-3.

(a) *Request for Form S-3 Registration*. After its initial public offering, the Company shall use its commercially reasonable efforts to qualify for registration on Form S-3 or any comparable or successor form or forms. After the Company has qualified for the use of Form S-3, in addition to the rights contained in the foregoing provisions of this Section 2 and subject to the conditions set forth in this Section 2.3, if the Company shall receive from a Holder or Holders of Registrable Securities a written request that the Company effect any registration on Form S-3 or any similar short form registration statement with respect to all or part of the Registrable Securities (such request shall state the number of shares of Registrable Securities to be disposed of and the intended methods of disposition of such shares by such Holder or Holders), the Company will take all such action with respect to such Registrable Securities as required by Section 2.1(a)(i) and 2.1(a)(ii).

(b) *Limitations on Form S-3 Registration.* The Company shall not be obligated to effect, or take any action to effect, any such registration pursuant to this Section 2.3:

(i) In the circumstances described in either Sections 2.1(b)(i), 2.1(b)(iii) or 2.1(b)(v);

(ii) If the Holders, together with the holders of any other securities of the Company entitled to inclusion in such registration, propose to sell Registrable Securities and such other securities (if any) on Form S-3 at an aggregate price to the public of less than $1,000,000; or

(iii) If, in a given twelve-month period, the Company has effected one (1) such registration in such period.

(c) *Deferral.* The provisions of Section 2.1(c) shall apply to any registration pursuant to this Section 2.3.

(d) *Underwriting.* If the Holders of Registrable Securities requesting registration under this Section 2.3 intend to distribute the Registrable Securities covered by their request by means of an underwriting, the provisions of Section 2.1(d) shall apply to such registration. Notwithstanding anything contained herein to the contrary, registrations effected pursuant to this Section 2.3 shall not be counted as requests for registration or registrations effected pursuant to Section 2.1.

2.4   Expenses of Registration. All Registration Expenses incurred in connection with registrations pursuant to Sections 2.1, 2.2 and 2.3 shall be borne by the Company; *provided, however*, that the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to Sections 2.1 and 2.3 if the registration request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities to be registered or because a sufficient number of Holders shall have withdrawn so that the minimum offering conditions set forth in Sections 2.1 and 2.3 are no longer satisfied (in which case all participating Holders shall bear such expenses *pro rata* among each other based on the number of Registrable Securities requested to be so registered), unless the Holders of a majority of the Registrable Securities agree to forfeit their right to a demand registration pursuant to Section 2.1. All Selling Expenses relating to securities registered on behalf of the Holders shall be borne by the holders of securities included in such registration *pro rata* among each other on the basis of the number of Registrable Securities so registered.

2.5   Registration Procedures. In the case of each registration effected by the Company pursuant to Section 2, the Company will keep each Holder advised in writing as to the initiation of each registration and as to the completion thereof. At its expense, the Company will use its commercially reasonable efforts to:

(a)   Keep such registration effective for a period ending on the earlier of the date which is sixty (60) days from the effective date of the registration statement or such time as the Holder or Holders have completed the distribution described in the registration statement relating thereto;

(b)   Prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement for the period set forth in subsection (a) above;

(c)   Furnish such number of prospectuses, including any preliminary prospectuses, and other documents incident thereto, including any amendment of or supplement to the prospectus, as a Holder from time to time may reasonably request;

(d)   Use its reasonable best efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdiction as shall be reasonably requested by the Holders; *provided*, that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions;

(e)   Notify each seller of Registrable Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading or incomplete in light of the circumstances then existing, and following such notification promptly prepare and furnish to such seller a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such shares, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading or incomplete in light of the circumstances then existing;

(f)   Provide a transfer agent and registrar for all Registrable Securities registered pursuant to such registration statement and a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration;

(g)   Cause all such Registrable Securities registered pursuant hereunder to be listed on each securities exchange on which similar securities issued by the Company are then listed; and

(h)   In connection with any underwritten offering pursuant to a registration statement filed pursuant to Section 2.1, enter into an underwriting agreement in form reasonably necessary to effect the offer and sale of Common Stock, provided such underwriting agreement contains reasonable and customary provisions, and provided further, that each Holder participating in such underwriting shall also enter into and perform its obligations under such an agreement.

2.6   Indemnification.

(a)   To the extent permitted by law, the Company will indemnify and hold harmless each Holder, each of its officers, directors and partners, legal counsel and accountants and each person controlling such Holder within the meaning of Section 15 of the Securities Act, with respect to which registration, qualification or compliance has been effected pursuant to this Section 2, and each underwriter, if any, and each person who controls within the meaning of Section 15 of the Securities Act any underwriter, against all expenses, claims, losses, damages and liabilities (or actions, proceedings or settlements in respect thereof) arising out of or based on: (i) any untrue statement (or alleged untrue statement) of a material fact contained or incorporated by reference in any prospectus, offering circular or other document (including any related registration statement, notification or the like) incident to any such registration, qualification or compliance, (ii) any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or (iii) any violation (or alleged violation) by the Company of the Securities Act, any state securities laws or any rule or regulation thereunder applicable to the Company and relating to action or inaction required of the Company in connection with any offering covered by such registration, qualification or compliance, and the Company will reimburse each such Holder, each of its officers, directors, partners, legal counsel and accountants and each person controlling such Holder, each such underwriter and each person who controls any such underwriter, for any legal and any other expenses reasonably incurred in connection with investigating and defending or settling any such claim, loss, damage, liability or action; *provided* that the Company will not be liable in any such case to the extent that any such claim, loss, damage, liability, or action arises out of or is based on any untrue statement or omission based upon written information furnished to the Company by such Holder, any of such Holder's officers, directors, partners, legal counsel or accountants, any person controlling such Holder, such underwriter or any person who controls any such underwriter, and stated to be specifically for use therein; and *provided, further* that, the indemnity agreement contained in this Section 2.6(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld).

(b)   To the extent permitted by law, each Holder will, if Registrable Securities held by such Holder are included in the securities as to which such registration, qualification or compliance is being effected, indemnify and hold harmless the Company, each of its directors, officers, partners, legal counsel and accountants and each underwriter, if any, of the Company's securities covered by such a registration statement, each person who controls the Company or such underwriter within the meaning of Section 15 of the Securities Act, each other such Holder, and each of their officers, directors and partners, and each person controlling each other such Holder, against all claims, losses, damages and liabilities (or actions in respect thereof) arising out of or based on: (i) any untrue statement (or alleged untrue statement) of a material fact contained or incorporated by reference in any prospectus, offering circular or other document (including any related registration statement, notification, or the like) incident to any such registration, qualification or compliance, or (ii) any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse the Company and such Holders, directors, officers, partners, legal counsel and accountants, persons, underwriters, or control persons

for any legal or any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability or action, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such registration statement, prospectus, offering circular or other document in reliance upon and in conformity with written information furnished to the Company by such Holder and stated to be specifically for use therein; *provided*, *however*, that the obligations of such Holder hereunder shall not apply to amounts paid in settlement of any such claims, losses, damages or liabilities (or actions in respect thereof) if such settlement is effected without the consent of such Holder (which consent shall not be unreasonably withheld); and *provided* that in no event shall any indemnity under this Section 2.6 exceed the gross proceeds from the offering received by such Holder, except in the case of fraud or willful misconduct by such Holder.

(c)   Each party entitled to indemnification under this Section 2.6 (the "*Indemnified Party*") shall give notice to the party required to provide indemnification (the "*Indemnifying Party*") promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of such claim or any litigation resulting therefrom; *provided* that counsel for the Indemnifying Party, who shall conduct the defense of such claim or any litigation resulting therefrom, shall be approved by the Indemnified Party (whose approval shall not be unreasonably withheld), and the Indemnified Party may participate in such defense at such party's expense; and *provided further* that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Section 2.6, to the extent such failure is not prejudicial. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation. Each Indemnified Party shall furnish such information regarding itself or the claim in question as an Indemnifying Party may reasonably request in writing and as shall be reasonably required in connection with defense of such claim and litigation resulting therefrom.

(d)   If the indemnification provided for in this Section 2.6 is held by a court of competent jurisdiction to be unavailable to an Indemnified Party with respect to any loss, liability, claim, damage, or expense referred to herein, then the Indemnifying Party, in lieu of indemnifying such Indemnified Party hereunder, shall contribute to the amount paid or payable by such Indemnified Party as a result of such loss, liability, claim, damage, or expense in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and of the Indemnified Party on the other in connection with the statements or omissions that resulted in such loss, liability, claim, damage, or expense as well as any other relevant equitable considerations. The relative fault of the Indemnifying Party and of the Indemnified Party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the Indemnifying Party or by the Indemnified Party and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission. No person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any person or entity who was not guilty of such fraudulent misrepresentation.

(e)   Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

2.7   Information by Holder. Each Holder of Registrable Securities shall furnish to the Company such information regarding such Holder and the distribution proposed by such Holder as the Company may

reasonably request in writing and as shall be reasonably required in connection with any registration, qualification, or compliance referred to in this Section 2.

2.8   Restrictions on Transfer.

(a)   The holder of each certificate representing Registrable Securities by acceptance thereof agrees to comply in all respects with the provisions of this Section 2.8. Each Holder agrees not to make any sale, assignment, transfer, pledge or other disposition of all or any portion of the Restricted Securities, or any beneficial interest therein, unless and until the transferee thereof has agreed in writing for the benefit of the Company to take and hold such Restricted Securities subject to, and to be bound by, the terms and conditions set forth in this Agreement, including, without limitation, this Section 2.8 and Section 2.10, and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and the disposition is made in accordance with the registration statement; or

(ii)   The Holder shall have given prior written notice to the Company of the Holder's intention to make such disposition and shall have furnished the Company with a detailed description of the manner and circumstances of the proposed disposition, and, if requested by the Company, the Holder shall have furnished the Company, at the Holder's expense, with an opinion of counsel reasonably satisfactory to the Company to the effect that such disposition will not require registration of such Restricted Securities under the Securities Act whereupon the holder of such Restricted Securities shall be entitled to transfer such Restricted Securities in accordance with the terms of the notice delivered by the Holder to the Company. It is agreed that the Company will not require opinions of counsel for transactions made pursuant to Rule 144 except in unusual circumstances.

(b)   Notwithstanding the provisions of Section 2.8(a), no such registration statement or opinion of counsel shall be necessary for (i) a transfer not involving a change in beneficial ownership, or (ii) transactions involving the distribution without consideration of Restricted Securities by any Holder to (x) a parent, subsidiary or other affiliate of the Holder, if the Holder is a corporation, (y) any of the Holder's partners, members or other equity owners, or retired partners, retired members or other equity owners, or to the estate of any of the Holder's partners, members or other equity owners or retired partners, retired members or other equity owners, or (z) a venture capital fund that is controlled by or under common control with one or more general partners or managing members of, or shares the same management company with, the Holder; *provided*, in each case, that the Holder shall give written notice to the Company of the Holder's intention to effect such disposition and shall have furnished the Company with a detailed description of the manner and circumstances of the proposed disposition.

(c)   Each certificate representing Registrable Securities shall (unless otherwise permitted by the provisions of this Agreement) be stamped or otherwise imprinted with a legend substantially similar to the following (in addition to any legend required under applicable state securities laws):

> THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**ACT**"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO REGISTRATION OR AN EXEMPTION THEREFROM. THE ISSUER OF THESE SECURITIES

MAY REQUIRE AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE ISSUER THAT SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION OTHERWISE COMPLIES WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE, INCLUDING A LOCK-UP PERIOD IN THE EVENT OF A PUBLIC OFFERING, AS SET FORTH IN AN INVESTORS' RIGHTS AGREEMENT A COPY OF WHICH MAY BE OBTAINED AT THE PRINCIPAL OFFICE OF THE COMPANY.

(d)   The first legend referring to federal and state securities laws identified in Section 2.8(c) stamped on a certificate evidencing the Restricted Securities and the stock transfer instructions and record notations with respect to the Restricted Securities shall be removed and the Company shall issue a certificate without such legend to the holder of Restricted Securities if (i) those securities are registered under the Securities Act, or (ii) the holder provides the Company with an opinion of counsel reasonably acceptable to the Company to the effect that a sale or transfer of those securities may be made without registration or qualification.

(e)   Each Investor agrees not to make any sale, assignment, transfer, pledge or other disposition of any securities of the Company, or any beneficial interest therein, to any person other than the Company unless and until the proposed transferee confirms to the reasonable satisfaction of the Company that neither the proposed transferee nor any of its directors, executive officers, other officers that may serve as a director or officer of any company in which it invests, general partners or managing members nor any person that would be deemed a beneficial owner of those securities (in accordance with Rule 506(d) of the Securities Act) is subject to any Bad Actor Disqualification, except as set forth in Rule 506(d)(2)(ii) or (iii) or (d)(3) under the Securities Act and disclosed, reasonably in advance of the transfer, in writing in reasonable detail to the Company.

(f)   The Company shall not be obligated to recognize any attempted sale, assignment, transfer, pledge or other disposition of all or any portion of the Restricted Securities, or any beneficial interest therein, made other than in compliance with the terms and conditions of this Agreement. The Holders consent to the Company making a notation on its records and giving instructions to any transfer agent of the Restricted Securities in order to implement the restrictions on transfer established in this Agreement.

2.9   **Rule 144 Reporting.** With a view to making available the benefits of certain rules and regulations of the Commission that may permit the sale of the Restricted Securities to the public without registration, the Company agrees to use its commercially reasonable efforts to:

(a)   Make and keep adequate current public information with respect to the Company available in accordance with Rule 144 under the Securities Act, at all times from and after ninety (90) days following the effective date of the first registration under the Securities Act filed by the Company for an offering of its securities to the general public;

(b)   File with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act at any time after it has become subject to such reporting requirements; and

(c)   So long as a Holder owns any Restricted Securities, furnish to the Holder forthwith upon written request a written statement by the Company as to its compliance with the reporting requirements

of Rule 144 (at any time from and after ninety (90) days following the effective date of the first registration statement filed by the Company for an offering of its securities to the general public), and of the Securities Act and the Exchange Act (at any time after it has become subject to such reporting requirements), a copy of the most recent annual or quarterly report of the Company, and such other reports and documents so filed as a Holder may reasonably request in availing itself of any rule or regulation of the Commission allowing a Holder to sell any such securities without registration.

2.10 Market Stand-Off Agreement. Each Holder shall not sell or otherwise transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale, of any Common Stock (or other securities) of the Company held by such Holder (other than those included in the registration) during the period from the filing of the registration statement for the Company's Initial Public Offering filed under the Securities Act that includes securities to be sold on behalf of the Company to the public in an underwritten public offering under the Securities Act through the end of the 180-day period following the effective date of the registration statement (or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports and (ii) analyst recommendations and opinions, including, but not limited to, the restrictions contained in NASD Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto). The obligations described in this Section 2.10 shall not apply to a registration relating solely to employee benefit plans on Form S-l or Form S-8 or similar forms that may be promulgated in the future, or a registration relating solely to a transaction on Form S-4 or similar forms that may be promulgated in the future. The Company may impose stop-transfer instructions and may stamp each such certificate with the second legend set forth in Section 2.8(c) with respect to the shares of Common Stock (or other securities) subject to the foregoing restriction until the end of such one hundred eighty (180) day (or other) period. Each Holder agrees to execute a market standoff agreement with said underwriters in customary form consistent with the provisions of this Section 2.10.

2.11 Delay of Registration. No Holder shall have any right to take any action to restrain, enjoin, or otherwise delay any registration as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 2.

2.12 Transfer or Assignment of Registration Rights. The rights to cause the Company to register securities granted to a Holder by the Company under this Section 2 may be transferred or assigned by a Holder only to a transferee or assignee of not less than 100,000 shares of Registrable Securities (as presently constituted and subject to subsequent adjustments for stock splits, stock dividends, reverse stock splits, and the like); *provided* that (i) such transfer or assignment of Registrable Securities is effected in accordance with the terms of Section 2.8, the Right of First Refusal and Co-Sale Agreement, and applicable securities laws, (ii) the Company is given written notice prior to said transfer or assignment, stating the name and address of the transferee or assignee and identifying the securities with respect to which such registration rights are intended to be transferred or assigned and (iii) the transferee or assignee of such rights assumes in writing the obligations of such Holder under this Agreement, including without limitation the obligations set forth in Section 2.10.

2.13 Limitations on Subsequent Registration Rights. From and after the date of this Agreement, the Company shall not, without the prior written consent of Holders holding a majority of the Registrable Securities (excluding any of such shares held by any Holders whose rights to request registration or inclusion in any registration pursuant to this Section 2 have terminated in accordance with Section 2.14), enter into any agreement with any holder or prospective holder of any securities of the Company giving such holder or prospective holder any registration rights the terms of which are senior to the registration rights granted to the Holders hereunder.

2.14   Termination of Registration Rights. The right of any Holder to request registration or inclusion in any registration pursuant to Sections 2.1, 2.2 or 2.3 shall terminate on the earlier of (i) such date, on or after the closing of the Company's first registered public offering of Common Stock, on which all shares of Registrable Securities held or entitled to be held upon conversion by such Holder may immediately be sold under Rule 144 during any ninety (90) day period, and (ii) three (3) years after the closing of the Company's Initial Public Offering.


SECTION 3

INFORMATION COVENANTS


3.1   Basic Financial Information and Inspection Rights.

(a)   ***Basic Financial Information.*** The Company will furnish the following reports to each Holder who owns at least 250,000 Shares and/or Conversion Stock (as presently constituted and subject to subsequent adjustments for stock splits, stock dividends, reverse stock splits, and the like):

(i)   As soon as practicable after the end of each fiscal year of the Company, and in any event within one hundred twenty (120) days after the end of each fiscal year of the Company, a consolidated balance sheet of the Company and its subsidiaries, if any, as at the end of such fiscal year, and consolidated statements of income and cash flows of the Company and its subsidiaries, if any, for such year, prepared in accordance with U.S. generally accepted accounting principles consistently applied, certified by the Chief Financial Officer of the Company.

(ii)   As soon as practicable after the end of the first, second and third quarterly accounting periods in each fiscal year of the Company, and in any event within forty-five (45) days after the end of the first, second, and third quarterly accounting periods in each fiscal year of the Company, an unaudited consolidated balance sheet of the Company and its subsidiaries, if any, as of the end of each such quarterly period, and unaudited consolidated statements of income and cash flows of the Company and its subsidiaries, if any, for such period, prepared in accordance with U.S. generally accepted accounting principles consistently applied, subject to changes resulting from normal year-end audit adjustments.

3.2   Confidentiality. Anything in this Agreement to the contrary notwithstanding, no Holder by reason of this Agreement shall have access to any trade secrets or classified information of the Company. The Company shall not be required to comply with any information rights of Section 3 in respect of any Holder whom the Company reasonably determines to be a competitor or an officer, employee, director or holder of more than ten percent (10%) of a competitor. Each Holder acknowledges that the information received by them pursuant to this Agreement may be confidential and for its use only, and it will not use such confidential information in violation of the Exchange Act or reproduce, disclose or disseminate such information to any other person (other than its employees or agents having a need to know the contents of such information, and its attorneys), except in connection with the exercise of rights under this Agreement, unless the Company has made such information available to the public generally.

3.3   "Bad Actor" Notice. Each party to this Agreement will promptly notify each other party to this Agreement in writing if it or, to its knowledge, any person specified in Rule 506(d)(1) under the Securities Act becomes subject to any Bad Actor Disqualification.

3.4   Termination of Covenants. The covenants set forth in this Section 3 shall terminate and be of no further force and effect after the closing of the Company's Initial Public Offering.

SECTION 4

RIGHT OF FIRST REFUSAL

4.1   Right of First Refusal to Significant Holders. The Company hereby grants to each Holder who owns at least 250,000 Shares or Conversion Stock (as presently constituted and subject to subsequent adjustments for stock splits, stock dividends, reverse stock splits and the like) (the "*Significant Holders*"), the right of first refusal to purchase its *pro rata* share of New Securities (as defined in this Section 4.1(a)) which the Company may, from time to time, propose to sell and issue after the date of this Agreement. A Significant Holder's *pro rata* share, for purposes of this right of first refusal, is equal to the ratio of (a) the number of shares of Common Stock owned by such Significant Holder immediately prior to the issuance of New Securities (assuming full conversion of the Shares and full conversion or exercise of all outstanding convertible securities, rights, options and warrants held by said Significant Holder) to (b) the total number of shares of Common Stock outstanding immediately prior to the issuance of New Securities (assuming full conversion of the Shares and full conversion or exercise of all outstanding convertible securities, rights, options and warrants).

(a)   "*New Securities*" shall mean any capital stock (including Common Stock and/or Preferred Stock) of the Company whether now authorized or not, and rights, convertible securities, options or warrants to purchase such capital stock, and securities of any type whatsoever that are, or may become, exercisable or convertible into capital stock; *provided* that the term "*New Securities*" does not include:

(i)   the Shares and the Conversion Stock;

(ii)   securities issued or issuable to officers, employees, directors, consultants, placement agents, and other service providers of the Company (or any subsidiary) pursuant to stock grants, option plans, purchase plans, agreements or other employee stock incentive programs or arrangements approved by the board of directors of the Company;

(iii)   securities issued pursuant to the conversion or exercise of any outstanding convertible or exercisable securities as of this date of this Agreement;

(iv)   securities issued or issuable as a dividend or distribution on Preferred Stock of the Company or pursuant to any event for which adjustment is made pursuant to paragraph 4(e), 4(f) or 4(g) of the certificate of incorporation of the Company;

(v)   securities offered pursuant to a bona fide, firmly underwritten public offering pursuant to a registration statement filed under the Securities Act;

(vi)   securities issued or issuable pursuant to the acquisition of another corporation by the Company by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, *provided*, that such issuances are approved by the board of directors of the Company;

(vii)   securities issued or issuable to banks, equipment lessors, real property lessors, financial institutions or other persons engaged in the business of making loans pursuant to a debt financing, commercial leasing or real property leasing transaction approved by the board of directors of the Company;

(viii) securities issued or issuable in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the board of directors of the Company;

(ix) securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the board of directors of the Company;

(x) securities of the Company which are otherwise excluded by the affirmative vote or consent of the holders of a majority of the shares of Preferred Stock of the Company then outstanding; and

(xi) any right, option or warrant to acquire any security convertible into the securities excluded from the definition of New Securities pursuant to subsections (i) through (x) above.

(b) In the event the Company proposes to undertake an issuance of New Securities, it shall give each Significant Holder written notice of its intention, describing the type of New Securities, and their price and the general terms upon which the Company proposes to issue the same. Each Significant Holder shall have ten (10) days after any such notice is mailed or delivered to agree to purchase such Holder's *pro rata* share of such New Securities for the price and upon the terms specified in the notice by giving written notice to the Company, in substantially the form attached as Schedule 1, and stating therein the quantity of New Securities to be purchased.

(c) In the event the Holders fail to exercise fully the right of first refusal within said ten (10) day period (the "***Election Period***"), the Company shall have ninety (90) days thereafter to sell or enter into an agreement (pursuant to which the sale of New Securities covered thereby shall be closed, if at all, within ninety (90) days from the date of said agreement) to sell that portion of the New Securities with respect to which the Significant Holders' right of first refusal option set forth in this Section 4.1 was not exercised, at a price and upon terms no more favorable to the purchasers thereof than specified in the Company's notice to Significant Holders delivered pursuant to Section 4.1(b). In the event the Company has not sold within such ninety (90) day period following the Election Period, or such ninety (90) day period following the date of said agreement, the Company shall not thereafter issue or sell any New Securities, without first again offering such securities to the Significant Holders in the manner provided in this Section 4.1.

(d) The right of first refusal granted under this Agreement shall expire upon, and shall not be applicable to, the Company's Initial Public Offering.

(e) A Holder will not have a right of first refusal to purchase a *pro rata* share of New Securities in accordance with this Section 4 and will not be a Significant Holder for purposes of the right of first refusal granted under this Section 4 if, and for so long as, the Holder, any of its directors, executive officers, other officers that may serve as a director or officer of any company in which it invests, general partners or managing members or any person that would be deemed a beneficial owner of the securities of the Company held by the Holder (in accordance with Rule 506(d) of the Securities Act) is subject to any Bad Actor Disqualification, except as set forth in Rule 506(d)(2)(ii) or (iii) or (d)(3) under the Securities Act.

SECTION 5

MISCELLANEOUS

5.1   Amendment. Except as expressly provided herein, neither this Agreement nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument referencing this Agreement and signed by the Company and the Holders holding a majority of the Registrable Securities (excluding any of such shares that have been sold to the public or pursuant to Rule 144, and excluding, with respect to Section 2 (other than Sections 2.8, 2.9 and 2.10), any of such shares held by any Holders whose rights to request registration or inclusion in any registration pursuant to Section 2 have terminated in accordance with Section 2.14); *provided, however*, that Holders purchasing shares of Series A Preferred Stock in a Closing after the Initial Closing (each as defined in the Purchase Agreement) may become parties to this Agreement, by executing a counterpart of this Agreement without any amendment of this Agreement pursuant to this paragraph or any consent or approval of any other Holder; and *provided, further*, that if any amendment, waiver, discharge or termination operates in a manner that treats any Holder different from other Holders, the consent of such Holder shall also be required for such amendment, waiver, discharge or termination. Any such amendment, waiver, discharge or termination effected in accordance with this paragraph shall be binding upon each Holder and each future holder of all such securities of Holder. Each Holder acknowledges that by the operation of this paragraph, the holders of a majority of the Registrable Securities (excluding any of such shares that have been sold to the public or pursuant to Rule 144, and excluding, with respect to Section 2 (other than Sections 2.8, 2.9 and 2.10), any of such shares held by any Holders whose rights to request registration or inclusion in any registration pursuant to Section 2 have terminated in accordance with Section 2.14) will have the right and power to diminish or eliminate all rights of such Holder under this Agreement.

5.2   Notices. All notices and other communications required or permitted hereunder shall be in writing and shall be mailed by registered or certified mail, postage prepaid, sent by facsimile or electronic mail or otherwise delivered by hand, messenger or courier service addressed:

(a)   if to an Investor, to the Investor's address, facsimile number or electronic mail address] as shown in the Company's records, as may be updated in accordance with the provisions hereof;

(b)   if to any Holder, to such address, facsimile number or electronic mail address as shown in the Company's records, or, until any such Holder so furnishes an address, facsimile number or electronic mail address to the Company, then to the address of the last holder of such shares for which the Company has contact information in its records; or

(c)   if to the Company, to the attention of the Chief Executive Officer or Chief Financial Officer of the Company at 1820 South Steele Street, Denver, Colorado 80210, or at such other current address as the Company shall have furnished to the Investors or Holders, with a copy (which shall not constitute notice) to Allison Spinner, Wilson Sonsini Goodrich & Rosati, P.C., 650 Page Mill Road, Palo Alto, California 94304.

Each such notice or other communication shall for all purposes of this Agreement be treated as effective or having been given (i) if delivered by hand, messenger or courier service, when delivered (or if sent via a nationally-recognized overnight courier service, freight prepaid, specifying next-business-day delivery, one business day after deposit with the courier), or (ii) if sent via mail, at the earlier of its receipt or five days after the same has been deposited in a regularly-maintained receptacle for the deposit of the United States mail, addressed and mailed as aforesaid, or (iii) if sent via facsimile, upon confirmation of facsimile transfer or, if sent via electronic mail, upon confirmation of delivery when directed to the relevant electronic

mail address, if sent during normal business hours of the recipient, or if not sent during normal business hours of the recipient, then on the recipient's next business day.

Subject to the limitations set forth in Delaware General Corporation Law §232(e), each Investor and Holder consents to the delivery of any notice to stockholders given by the Company under the Delaware General Corporation Law or the Company's certificate of incorporation or bylaws by (i) facsimile telecommunication to the facsimile number set forth on Exhibit A (or to any other facsimile number for the Investor or Holder in the Company's records), (ii) electronic mail to the electronic mail address set forth on Exhibit A (or to any other electronic mail address for the Investor or Holder in the Company's records), (iii) posting on an electronic network together with separate notice to the Investor or Holder of such specific posting or (iv) any other form of electronic transmission (as defined in the Delaware General Corporation Law) directed to the Investor or Holder. This consent may be revoked by an Investor or Holder by written notice to the Company and may be deemed revoked in the circumstances specified in Delaware General Corporation Law §232.

5.3   **Governing Law.** This Agreement shall be governed in all respects by the internal laws of the State of California as applied to agreements entered into among California residents to be performed entirely within California, without regard to principles of conflicts of law.

5.4   **Successors and Assigns.** This Agreement, and any and all rights, duties and obligations hereunder, shall not be assigned, transferred, delegated or sublicensed by any Investor without the prior written consent of the Company. Any attempt by an Investor without such permission to assign, transfer, delegate or sublicense any rights, duties or obligations that arise under this Agreement shall be void. Subject to the foregoing and except as otherwise provided herein, the provisions of this Agreement shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto.

5.5   **Entire Agreement.** This Agreement and the exhibits hereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof. No party hereto shall be liable or bound to any other party in any manner with regard to the subjects hereof or thereof by any warranties, representations or covenants except as specifically set forth herein.

5.6   **Delays or Omissions.** Except as expressly provided herein, no delay or omission to exercise any right, power or remedy accruing to any party to this Agreement upon any breach or default of any other party under this Agreement shall impair any such right, power or remedy of such non-defaulting party, nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party to this Agreement, shall be cumulative and not alternative.

5.7   **Severability.** If any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, portions of such provision, or such provision in its entirety, to the extent necessary, shall be severed from this Agreement, and such court will replace such illegal, void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the same economic, business and other purposes of the illegal, void or unenforceable provision. The balance of this Agreement shall be enforceable in accordance with its terms.

5.8   Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. All references in this Agreement to sections, paragraphs and exhibits shall, unless otherwise provided, refer to sections and paragraphs hereof and exhibits attached hereto.

5.9   Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be enforceable against the parties that execute such counterparts, and all of which together shall constitute one instrument.

5.10   Telecopy Execution and Delivery. A facsimile, telecopy or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by facsimile or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes. At the request of any party hereto, all parties hereto agree to execute and deliver an original of this Agreement as well as any facsimile, telecopy or other reproduction hereof.

5.11   Jurisdiction; Venue. With respect to any disputes arising out of or related to this Agreement, the parties consent to the exclusive jurisdiction of, and venue in, the state courts in Santa Clara County in the State of California (or in the event of exclusive federal jurisdiction, the courts of the Northern District of California).

5.12   Further Assurances. Each party hereto agrees to execute and deliver, by the proper exercise of its corporate, limited liability company, partnership or other powers, all such other and additional instruments and documents and do all such other acts and things as may be necessary to more fully effectuate this Agreement.

5.13   Termination Upon Change of Control. Notwithstanding anything to the contrary herein, this Agreement (excluding any then-existing obligations) shall terminate upon (a) the acquisition of the Company by another entity by means of any transaction or series of related transactions to which the Company is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes) other than a transaction or series of transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction continue to retain (either by such voting securities remaining outstanding or by such voting securities being converted into voting securities of the surviving entity), as a result of shares in the Company held by such holders prior to such transaction, at least fifty percent (50%) of the total voting power represented by the voting securities of the Corporation or such surviving entity outstanding immediately after such transaction or series of transactions; or (b) a sale, lease or other conveyance of all substantially all of the assets of the Company.

5.14   Conflict. In the event of any conflict between the terms of this Agreement and the Company's certificate of incorporation or its bylaws, the terms of the Company's certificate of incorporation or its bylaws, as the case may be, will control.

5.15   Aggregation of Stock. All securities held or acquired by affiliated entities (including affiliated venture capital funds) or persons shall be aggregated together for purposes of determining the availability of any rights under this Agreement.

(signature page follows)

Exhibit D

RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT

SWEAT COSMETICS, INC.

RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT

July 24, 2015

TABLE OF CONTENTS

Page

RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT

This Right of First Refusal and Co-Sale Agreement (this "*Agreement*") is dated as of July 24, 2015, and is between Sweat Cosmetics, Inc., a Delaware corporation (the "*Company*"), the individuals and entities listed on Exhibit A (each, an "*Investor*," and collectively, the "*Investors*"), and the individuals listed on Exhibit B (each, a "*Founder*," and collectively, the "*Founders*").

RECITALS

Each Founder currently owns that number of shares of the Company's Common Stock indicated beside such Founder's name in the exhibits hereto.

The Investors are parties to the Series A Preferred Stock Purchase Agreement of even date herewith, between the Company and the Investors listed on the Schedule of Investors thereto (the "*Purchase Agreement*"), and it is a condition to the closing of the sale of the Series A Preferred Stock to the Investors that the Investors and the Company execute and deliver this Agreement.

The parties therefore agree as follows:

SECTION 1

DEFINITIONS

1.1   **Certain Definitions**. For purposes of this Agreement, the following terms have the following meanings:

(a)   "*Bad Actor Disqualification*" means any of the "bad actor" disqualifications described in Rule 506(d)(1)(i) through (viii) under the Securities Act.

(b)   "*Common Stock*" means the common stock of the Company.

(c)   "*Change of Control*" means the acquisition of the Company by another entity by means of any transaction or series of related transactions to which the Company is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes) other than a transaction or series of transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction continue to retain (either by such voting securities remaining outstanding or by such voting securities being converted into voting securities of the surviving entity), as a result of shares in the Company held by such holders prior to such transaction, at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity outstanding immediately after such transaction or series of transactions.

(d)   "*Convertible Securities*" means all then outstanding options, warrants, rights, convertible notes, preferred stock or other securities of the Company directly or indirectly convertible into or exercisable for shares of Common Stock.

(e)   "*Co-Sale Eligible Investor*" means each Eligible Investor who has not exercised its right in Section 3.2, as the case may be.

(f) "***Days***" means calendar days; *provided* that if any day on which a period specified in this Agreement would otherwise terminate falls on a weekend or a federal holiday, the term "***day***" shall mean the next business day.

(g) "***Eligible Investor***" means an Investor who or which, at the time in question, holds at least 250,000 shares of Series A Preferred Stock (as may be adjusted from time to time for stock splits, stock dividends, combinations, subdivisions, recapitalizations and the like).

(h) "***Preferred Stock***" means the Series A Preferred Stock of the Company.

(i) "***Rights of Co-Sale***" means the rights of co-sale provided to the Co-Sale Eligible Investors in Section 4.

(j) "***Rights of First Refusal***" means the rights of first refusal provided to the Company and the Eligible Investors in Section 3.

(k) "***Securities Act***" means the Securities Act of 1933, as amended.

(l) "***Seller***" means any Founder proposing to Transfer Seller Shares.

(m) "***Seller Shares***" means all shares of Common Stock of the Company owned as of the date hereof by a Founder, as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations and the like.

(n) "***Series A Preferred Stock***" means all shares of the Series A Preferred Stock issued pursuant to the Purchase Agreement.

(o) "***Transfer***," "***Transferring***," "***Transferred***," or words of similar import, mean and include any sale, assignment, encumbrance, hypothecation, pledge, conveyance in trust, gift, transfer by bequest, devise or descent, or other transfer or disposition of any kind, including but not limited to transfers to receivers, levying creditors, trustees or receivers in bankruptcy proceedings or general assignees for the benefit of creditors, whether voluntary or by operation of law, directly or indirectly, *except*:

(i) any transfers of Seller Shares by a Seller to Seller's spouse, ex-spouse, domestic partner, lineal descendant or antecedent, brother or sister, the adopted child or adopted grandchild, or the spouse or domestic partner of any child, adopted child, grandchild or adopted grandchild of Seller, or to a trust or trusts for the exclusive benefit of Seller or those members of Seller's family specified in this Section 1.1(o)(i) or transfers of Seller Shares by Seller by devise or descent; *provided* that, in all cases, the transferee or other recipient executes a counterpart copy of this Agreement and becomes bound thereby as was Seller;

(ii) any *bona fide* gift effected for tax planning purposes, *provided* that the pledgee, transferee or donee or other recipient executes a counterpart copy of this Agreement and becomes bound thereby as was Seller;

(iii) by operation of law;

(iv) any transfer to the Company or an Eligible Investor pursuant to the terms of this Agreement; and

(v) any repurchase of Seller Shares by the Company pursuant to agreements under which the Company has the option to repurchase such Seller Shares upon the occurrence of certain events, such as termination of employment, or in connection with the exercise by the Company of any rights of first refusal.

If a Seller plans to make any of the above excepted transfers, then, prior to transferring its Seller Shares, the Seller shall deliver to the Company a written notice stating: (i) Seller's *bona fide* intention to make an excepted transfer of its Seller Shares; (ii) the name, address and phone number of each proposed transferee; (iii) the aggregate number of Seller Shares to be transferred to each proposed transferee; (iv) the section in this agreement upon which Seller is relying in making an excepted transfer; and (v) whether any proposed transferee or any of its directors, executive officers, other officers that may serve as a director or officer of any company in which it invests, general partners or managing members or any person that would be deemed a beneficial owner of those securities (in accordance with Rule 506(d) of the Securities Act) is subject to any Bad Actor Disqualification (except for Bad Actor Disqualifications covered by Rule 506(d)(2)(ii) or (iii) or (d)(3) under the Securities Act and disclosed, reasonably in advance of the transfer, in writing in reasonable detail to the Company).

SECTION 2

RESTRICTIONS ON TRANSFER

2.1 **General**. Before a Seller may Transfer any Seller Shares, Seller must comply with the provisions of Section 2.2, Section 3 and Section 4. Each Founder represents and warrants that it is the sole legal and beneficial owner of its Seller Shares and, subject to any restrictions imposed under the Company's certificate of incorporation or bylaws, or under any restricted stock purchase agreement with the Company, that no other person or entity has any interest (other than a community property interest) in such shares.

2.2 **Notice of Proposed Transfer**. Prior to Seller Transferring any of its Seller Shares, Seller shall deliver to the Company and the Eligible Investors a written notice (the "***Transfer Notice***") in substantially the form attached hereto as Exhibit C, stating: (i) Seller's *bona fide* intention to Transfer such Seller Shares; (ii) the name, address and phone number of each proposed purchaser or other transferee (each, a "***Proposed Transferee***"); (iii) the aggregate number of Seller Shares proposed to be Transferred to each Proposed Transferee (the "***Offered Shares***"); (iv) the *bona fide* cash price or, in reasonable detail, other consideration for which Seller proposes to Transfer the Offered Shares (the "***Offered Price***"); (v) each Eligible Investor's right to exercise either its Right of First Refusal or its Right of Co-Sale (but not both rights) with respect to the Offered Shares; and (vi) whether any Proposed Transferee or any of its directors, executive officers, other officers that may serve as a director or officer of any company in which it invests, general partners or managing members or any person that would be deemed a beneficial owner of the Offered Shares (in accordance with Rule 506(d) of the Securities Act) is subject to any Bad Actor Disqualification (except for Bad Actor Disqualifications covered by Rule 506(d)(2)(ii) or (iii) or (d)(3) under the Securities Act and disclosed, reasonably in advance of the transfer, in writing in reasonable detail to the Company).

SECTION 3

RIGHT OF FIRST REFUSAL

3.1 **Exercise by the Company**.

(a) For a period of twenty (20) days (the "***Initial Exercise Period***") after the last date on which the Transfer Notice is, pursuant to Section 8.1, deemed to have been delivered to the Company and all

Eligible Investors, the Company shall have the right to purchase all or any part of the Offered Shares on the terms and conditions set forth in this Section 3. In order to exercise its right hereunder, the Company must deliver written notice to Seller within the Initial Exercise Period.

(b)   Upon the earlier to occur of (i) the expiration of the Initial Exercise Period or (ii) the time when Seller has received written confirmation from the Company regarding its exercise of its Right of First Refusal, the Company shall be deemed to have made its election with respect to the Offered Shares, and the shares for which the Eligible Investors may exercise their Rights of First Refusal (as described below) shall be correspondingly reduced, if appropriate.

3.2   **Exercise by the Eligible Investors**.

(a)   Subject to the limitations of this Section 3.2, during the Initial Exercise Period, the Eligible Investors shall have the right to purchase, in the aggregate, all or any part of the Offered Shares not purchased by the Company pursuant to Section 3.1 (the "***Remaining Shares***") on the terms and conditions set forth in this Section 3. In order to exercise its rights hereunder, such Eligible Investor must provide written notice delivered to Seller within the Initial Exercise Period.

(b)   To the extent the aggregate number of shares that the Eligible Investors desire to purchase (as evidenced in the written notices delivered to Seller) exceeds the Remaining Shares, each Eligible Investor so exercising will be entitled to purchase its pro rata share of the Remaining Shares, which shall be equal to that number of the Remaining Shares equal to the product obtained by multiplying (x) the number of Remaining Shares by (y) a fraction, (i) the numerator of which shall be the number of shares of Common Stock (assuming conversion of all Preferred Stock and other Convertible Securities into Common Stock) held by such Eligible Investor on the date of the Transfer Notice and (ii) the denominator of which shall be the number of shares of Common Stock (assuming conversion of all Preferred Stock and other Convertible Securities into Common Stock) held on the date of the Transfer Notice by all Eligible Investors exercising their Rights of First Refusal ("***Pro Rata ROFR Share***").

(c)   Within five (5) days after the expiration of the Initial Exercise Period, Seller will give written notice to the Company and each Eligible Investor specifying the number of Offered Shares to be purchased by the Company and each Eligible Investor exercising its Right of First Refusal (the "***ROFR Confirmation Notice***").

3.3   **Purchase Price**. The purchase price for the Offered Shares to be purchased by the Company or by an Eligible Investor exercising its Right of First Refusal under this Agreement will be the Offered Price, and will be payable as set forth in Section 3.4. If the Offered Price includes consideration other than cash, the cash equivalent value of the non-cash consideration will be determined by the Board of Directors of the Company in good faith, which determination will be binding upon the Company, each Eligible Investor and Seller, absent fraud or error.

3.4   **Closing; Payment**. Subject to compliance with applicable state and federal securities laws, the Company and the Eligible Investors exercising their Rights of First Refusal shall effect the purchase of all or any portion of the Offered Shares, including the payment of the purchase price, within ten (10) days after the later of (i) delivery of the ROFR Confirmation Notice and (ii) Delivery of the Co-Sale Confirmation Notice (as defined in Section 4.1(c)) (the "***Right of First Refusal Closing***"). Payment of the purchase price will be made, at the option of the party exercising its Right of First Refusal, (i) in cash (by check), (ii) by wire transfer, (iii) by cancellation of all or a portion of any outstanding indebtedness of Seller to the Company or the Eligible Investor, as the case may be, or (iv) by any combination of the foregoing. At such Right of First Refusal Closing, Seller shall deliver to each of the Company and the Eligible Investors exercising their Rights

of First Refusal, one or more certificates, properly endorsed for transfer, representing such Offered Shares so purchased.

3.5 **Exclusion from Right of First Refusal**. This Right of First Refusal shall not apply with respect to shares sold and to be sold by Eligible Investors pursuant to the Right of Co-Sale (set forth in Section 4).

3.6 **No Right of First Refusal for Bad Actors**. No Investor shall be an Eligible Investor for purposes of the Rights of First Refusal if the Investor or any of its directors, executive officers, other officers that may serve as a director or officer of any company in which it invests, general partners or managing members or any person that is a beneficial owner of the securities of the Company held by the Investor (in accordance with Rule 506(d) of the Securities Act) is subject to any Bad Actor Disqualification, except for Bad Actor Disqualifications covered by Rule 506(d)(2)(ii) or (iii) or (d)(3) under the Securities Act and disclosed in writing in reasonable detail to the Company.

SECTION 4

RIGHT OF CO-SALE

4.1 **Exercise by the Eligible Investors**.

(a) Subject to the limitations of this Section 4, to the extent that the Company and the Eligible Investors do not exercise their respective Rights of First Refusal with respect to all or any part of the Offered Shares or the Remaining Shares, as applicable, pursuant to Section 3, then, each Eligible Investor who has not exercised its Right of First Refusal pursuant to Section 3.2 (a "*Co-Sale Eligible Investor*") shall have the right to participate in such sale of the Offered Shares which are not being purchased by the Company or the Eligible Investors pursuant to their respective Rights of First Refusal ("*Residual Shares*"), on the same terms and conditions as specified in the Transfer Notice, to the extent described in Section 4.1(b). To exercise its rights hereunder, each Co-Sale Eligible Investor (a "*Selling Investor*") must have provided a written notice to Seller within the Initial Exercise Period indicating the number of shares it holds that it wishes to sell pursuant to this Section 4.1.

(b) Each Selling Investor will be entitled to sell up to its pro rata share of the Residual Shares, which shall be equal to the product obtained by multiplying (x) the number of Residual Shares by (y) a fraction, (i) the numerator of which shall be the number of shares of Common Stock (assuming conversion of all Preferred Stock and Convertible Securities into Common Stock) held on the date of the Transfer Notice by such Selling Investor and (ii) the denominator of which shall be the number of shares of Common Stock (assuming conversion of all Preferred Stock and Convertible Securities into Common Stock) held on the date of the Transfer Notice by Seller and the Selling Investors ("*Pro Rata Co-Sale Share*").

(c) Within ten (10) days after the expiration of the Initial Exercise Period, Seller will give written notice to the Company and each Selling Investor specifying the number of Residual Shares to be sold by each Selling Investor exercising its Right of Co-Sale (the "*Co-Sale Confirmation Notice*").

4.2 **Closing; Consummation of the Co-Sale**. Subject to compliance with applicable state and federal securities laws, the sale of the Residual Shares by the Selling Investors shall occur within ten (10) days after the delivery of the Co-Sale Confirmation Notice (the "*Co-Sale Closing*"). If a Selling Investor exercised the Right of Co-Sale in accordance with this Section 4, then such Selling Investor shall deliver to Seller at or before the Co-Sale Closing, one or more certificates, properly endorsed for Transfer, representing the number of Residual Shares to which the Selling Investor is entitled to sell pursuant to this Section 4. At

the Co-Sale Closing, Seller shall cause such certificates or other instruments to be Transferred and delivered to the Transferee pursuant to the terms and conditions specified in the Transfer Notice, and Seller will remit, or will cause to be remitted, to each Selling Investor, at the Co-Sale Closing, that portion of the proceeds of the Transfer to which each Selling Investor is entitled by reason of each Selling Investor's participation in such Transfer pursuant to the Right of Co-Sale.

4.3 **Exclusion from Co-Sale Right**. This Right of Co-Sale shall not apply with respect to Common Stock (including shares issued or issuable upon conversion of Preferred Stock) sold or to be sold to Eligible Investors or the Company pursuant to the Right of First Refusal.

4.4 **Multiple Series, Class or Type of Stock**. If the Offered Shares consist of more than one series, class or type of security, Seller has the right to Transfer hereunder each such series, class or type.

4.5 **Seller's Right To Transfer**. If any of the Offered Shares remain available after the exercise of all Rights of First Refusal and all Rights of Co-Sale, then the Seller shall be free to Transfer, subject to Section 5, any such remaining shares to the Proposed Transferee at the Offered Price or a higher price in accordance with the terms set forth in the Transfer Notice; *provided, however,* that if the Offered Shares are not so Transferred during the seventy-two (72) day period following the deemed delivery of the Transfer Notice, then Seller may not Transfer any of such remaining Offered Shares without complying again in full with the provisions of this Agreement.

SECTION 5

CONDITIONS TO VALID TRANSFER

5.1 **Generally**. Any attempt by any Founder to transfer any Seller Shares in violation of any provision of this Agreement will be void. No securities shall be transferred by a Founder unless (i) such transfer is made in compliance with all of the terms of this Agreement and all applicable federal and state securities laws and (ii) prior to such transfer, the transferee or transferees sign a counterpart to this Agreement pursuant to which it or they agree to be bound by the terms of this Agreement. The Company will not be required to (i) transfer on its books any shares that have been transferred in violation of any provisions of this Agreement or (ii) treat as owner of such shares, or accord the right to vote or pay dividends to any purchaser, donee or other transferee to whom such shares may have been so transferred.

5.2 **No Transfers to Bad Actors**. Each Founder agrees not to make any sale, assignment, encumbrance, hypothecation, pledge, conveyance in trust, gift, transfer by bequest, devise or descent, or other transfer or disposition of any kind of any securities of the Company, or any beneficial interest therein, to any person (other than the Company) unless and until the proposed transferee confirms to the reasonable satisfaction of the Company that neither the proposed transferee nor any of its directors, executive officers, other officers that may serve as a director or officer of any company in which it invests, general partners or managing members nor any person that would be deemed a beneficial owner of those securities (in accordance with Rule 506(d) of the Securities Act) is subject to any Bad Actor Disqualification, except for Bad Actor Disqualifications covered by Rule 506(d)(2)(ii) or (iii) or (d)(3) under the Securities Act and disclosed, reasonably in advance of the transfer or disposition, in writing in reasonable detail to the Company.

SECTION 6

RESTRICTIVE LEGEND AND STOP TRANSFER ORDERS

6.1   **Legend**. Each Founder understands and agrees that the Company will cause the legend set forth below, or a legend substantially equivalent thereto, to be placed upon any certificate(s) or other documents or instruments evidencing ownership of Seller Shares by such Founder:

> THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AND MAY ONLY BE SOLD, DISPOSED OF OR OTHERWISE TRANSFERRED IN COMPLIANCE WITH CERTAIN RIGHTS OF FIRST REFUSAL AND RIGHTS OF CO-SALE AS SET FORTH IN A RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT ENTERED INTO BY THE HOLDER OF THESE SHARES, THE COMPANY AND CERTAIN STOCKHOLDERS OF THE COMPANY. A COPY OF SUCH AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY. SUCH RIGHTS OF FIRST REFUSAL AND RIGHTS OF CO-SALE ARE BINDING ON TRANSFEREES OF THESE SHARES.

6.2   **Stop Transfer Instructions**. In order to ensure compliance with the restrictions referred to herein, each Founder agrees that the Company may issue appropriate "stop transfer" certificates or instructions in the event of a transfer in violation of any provision of this Agreement and that it may make appropriate notations to the same effect in its records.

SECTION 7

TERMINATION

7.1   **Termination**. The Eligible Investors' Rights of First Refusal and Rights of Co-Sale shall terminate upon the earliest to occur of (i) the closing of an Initial Public Offering (as defined below), (ii) the date on which this Agreement is terminated by a writing executed by holders of at least a majority of the shares of Preferred Stock then held by the Investors (on an as converted to common basis), (iii) the dissolution or winding-up of the Company, or (iv) immediately prior to the effective date of a Change of Control. The Company's Right of First Refusal will terminate upon the earliest to occur of (i) a written election of the Company pursuant to an action by the Board of Directors, or (ii) the occurrence of any of (i), (iii) or (iv) in the preceding sentence. An "***Initial Public Offering***" means the Company's first *bona fide*, firm commitment underwritten public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended, covering the offer and sale of the Company's Common Stock.

SECTION 8

MISCELLANEOUS

8.1   **Notices**. All notices and other communications required or permitted hereunder shall be in writing and shall be mailed by registered or certified mail, postage prepaid, sent by facsimile or electronic mail (if to an Investor, a Founder or any other holder of Company securities subject to this Agreement) or otherwise delivered by hand, messenger or courier service addressed:

(a)   if to an Investor, to the Investor's address, facsimile number or electronic mail address as shown in the exhibits to this Agreement or in the Company's records, as may be updated in accordance with the provisions hereof;

(b)   if to a Founder, to that person's address, facsimile number or electronic mail address as shown in the exhibits to this Agreement or in the Company's records, as may be updated in accordance with the provisions hereof;

(c)   if to any other holder of Company securities subject to this Agreement, to such address, facsimile number or electronic mail address as shown in the exhibits to this Agreement or in the Company's records, or, until any such holder so furnishes an address, facsimile number or electronic mail address to the Company, then to the address, facsimile number or electronic mail address of the last holder of such securities for which the Company has contact information in its records; or

(d)   if to the Company, to the attention of the Chief Executive Officer or Chief Financial Officer of the Company at 1260 South Steele Street, Denver, Colorado 80210, or at such other current address as the Company shall have furnished to the Investors, Founders or other such holders, with a copy (which shall not constitute notice) to Allison B. Spinner, Wilson Sonsini Goodrich & Rosati, P.C., 650 Page Mill Road, Palo Alto, California 94304.

Each such notice or other communication shall for all purposes of this Agreement be treated as Each such notice or other communication shall for all purposes of this Agreement be treated as effective or having been given (i) if delivered by hand, messenger or courier service, when delivered (or if sent via a nationally-recognized overnight courier service, freight prepaid, specifying next-business-day delivery, one business day after deposit with the courier), or (ii) if sent via mail, at the earlier of its receipt or five days after the same has been deposited in a regularly-maintained receptacle for the deposit of the United States mail, addressed and mailed as aforesaid, or (iii) if sent via facsimile, upon confirmation of facsimile transfer or, if sent via electronic mail, upon confirmation of delivery when directed to the relevant electronic mail address set forth on Exhibit A, if sent during normal business hours of the recipient, or if not sent during normal business hours of the recipient, then on the recipient's next business day.

8.2   **Successors and Assigns**. This Agreement, and any and all rights, duties and obligations hereunder, shall not be assigned, transferred, delegated or sublicensed by any Investor without the prior written consent of the Company. Any attempt by an Investor without such permission to assign, transfer, delegate or sublicense any rights, duties or obligations that arise under this Agreement shall be void. Subject to the foregoing and except as otherwise provided herein, the provisions of this Agreement shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto.

8.3   **Severability**. If any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, portions of such provision, or such provision in its entirety, to the extent necessary, shall be severed from this Agreement, and such court will replace such illegal, void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the same economic, business and other purposes of the illegal, void or unenforceable provision. The balance of this Agreement shall be enforceable in accordance with its terms.

8.4   **Amendment**. Except as expressly provided herein, neither this Agreement nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument referencing this Agreement and signed by (i) the Company, (ii) Founders holding a majority of the Seller Shares (on an as-converted-to-common-stock basis) held by all Founders who are then providing services to the Company as officers, employees or consultants, and (iii) Investors holding a majority of the Common Stock issued or issuable upon conversion of the Preferred Stock (excluding any of such shares that have been sold to the public or pursuant to Rule 144); *provided, however,* that Investors purchasing Shares in a Closing after the Initial Closing (as such terms are defined in the Purchase Agreement) may become parties to this Agreement

by executing a counterpart of this Agreement, without any amendment of this Agreement pursuant to this paragraph or any consent or approval of any other Investor or Founder; and *provided, further,* that if any amendment, waiver, discharge or termination operates in a manner that treats any Investor or Founder materially different from other Investors or Founders, respectively, the consent of such Investor or Founder shall also be required for such amendment, waiver, discharge or termination. Any such amendment, waiver, discharge or termination effected in accordance with this paragraph shall be binding upon the Company, the Investors, the Founders and each future holder of shares of Preferred Stock with rights under this Agreement and their respective successors and permitted assigns, whether or not such party, other shareholder, successor or assignee entered into or approved such amendment, waiver, discharge or termination. The Company shall give prompt written notice of any amendment, waiver, discharge or termination hereunder to any party hereto that did not consent in writing to such amendment, waiver, discharge or termination.

8.5   **Continuity of Other Restrictions**. Any Seller Shares not purchased by the Company or any Eligible Investor pursuant to their Right of First Refusal hereunder will continue to be subject to all other restrictions imposed upon such Seller Shares hereunder and by law, including any restrictions imposed under the Company's certificate of incorporation or bylaws, or by agreement.

8.6   **Governing Law**. This Agreement shall be governed in all respects by the internal laws of the State of California.

8.7   **Counterparts**. This Agreement may be executed in any number of counterparts, each of which shall be enforceable against the parties that execute such counterparts, and all of which together shall constitute one instrument.

8.8   **Further Assurances**. Each party hereto agrees to execute and deliver, by the proper exercise of its corporate, limited liability company, partnership or other powers, all such other and additional instruments and documents and do all such other acts and things as may be necessary to more fully effectuate this Agreement.

8.9   **Conflict**. In the event of any conflict between the terms of this Agreement and the Company's certificate of incorporation or its bylaws, the terms of the Company's certificate of incorporation or its bylaws, as the case may be, will control. In the event of any conflict between the terms of this Agreement and any other agreement to which a Founder is a party or by which such Founder is bound, the terms of this Agreement will control. In the event of any conflict between the Company's books and records and this Agreement or any notice delivered hereunder, the Company's books and records will control absent fraud or error.

8.10   **Titles and Subtitles**. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. All references in this Agreement to sections, paragraphs, exhibits and schedules shall, unless otherwise provided, refer to sections and paragraphs hereof and exhibits and schedules attached hereto.

8.11   **Entire Agreement**. This Agreement and the exhibits hereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof. No party hereto shall be liable or bound to any other party in any manner with regard to the subjects hereof or thereof by any warranties, representations or covenants except as specifically set forth herein.

8.12   **Delays or Omissions**. Except as expressly provided herein, no delay or omission to exercise any right, power or remedy accruing to any party to this Agreement upon any breach or default of any other party under this Agreement shall impair any such right, power or remedy of such non-defaulting party, nor

shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party to this Agreement, shall be cumulative and not alternative.

8.13 **Telecopy Execution and Delivery**. A facsimile, telecopy or other reproduction of this Agreement may be executed by one or more parties and delivered by such party by facsimile or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes. At the request of any party hereto, all parties hereto agree to execute and deliver an original of this Agreement as well as any facsimile, telecopy or other reproduction hereof.

8.14 **Jurisdiction; Venue**. With respect to any disputes arising out of or related to this Agreement, the parties consent to the exclusive jurisdiction of, and venue in, the state courts in Santa Clara County in the State of California (or in the event of exclusive federal jurisdiction, the courts of the Northern District of California).

8.15 **Aggregation**. All shares of Preferred Stock of the Company held or acquired by affiliated entities or persons of an Investor (including but not limited to: (i) a constituent partner or a retired partner of an Investor that is a partnership; (ii) a parent, subsidiary or other affiliate of an Investor that is a corporation; (iii) an immediate family member living in the same household, a descendant, or a trust, in the case of an Investor who is an individual; or (iv) a member of an Investor that is a limited liability company) shall be aggregated together for the purpose of determining the availability of any rights under this Agreement which are triggered by the beneficial ownership of a threshold number of shares of the Company's capital stock.

(signature page follows)

Sweat Cosmetics _ Series A ROFR & Co-Sale Agreement [FINAL]_(palib2_7456474_5).DOCX

Exhibit E

SWEAT COSMETICS, INC.

SCHEDULE OF EXCEPTIONS

This Schedule of Exceptions is made and given pursuant to Section 3 of the Series B Preferred Stock Purchase Agreement, dated as of April __, 2018 (the "*Agreement*"), between Sweat Cosmetics, Inc. (the "*Company*") and the Investors listed on Exhibit A thereto. All capitalized terms used but not defined herein shall have the meanings as defined in the Agreement, unless otherwise provided. The section numbers below correspond to the section numbers of the representations and warranties in the Agreement; *provided, however*, that any information disclosed herein under any section number shall be deemed to be disclosed and incorporated into any other section number under the Agreement where such disclosure would be appropriate.

Nothing in this Schedule of Exceptions is intended to broaden the scope of any representation or warranty contained in the Agreement or to create any covenant. Inclusion of any item in this Schedule of Exceptions (1) does not represent a determination that such item is material or establish a standard of materiality, (2) does not represent a determination that such item did not arise in the ordinary course of business, (3) does not represent a determination that the transactions contemplated by the Agreement require the consent of third parties, and (4) shall not constitute, or be deemed to be, an admission to any third party concerning such item. This Schedule of Exceptions includes brief descriptions or summaries of certain agreements and instruments, copies of which are available upon reasonable request. Such descriptions do not purport to be comprehensive, and are qualified in their entirety by reference to the text of the documents described.

Exhibit F

SWEAT COSMETICS, INC.

COMPLIANCE CERTIFICATE

April ___, 2018

Pursuant to Section 7 of the Series B Preferred Stock Purchase Agreement, dated as of April ___, 2018, between Sweat Cosmetics, Inc., a Delaware corporation (the "*Company*"), and the Investors listed on **Error! Reference source not found.** thereto (the "*Agreement*"), the undersigned certifies on behalf of the Company as follows:

1.   The undersigned is the Chief Executive Officer of the Company.

2.   Except as set forth in or modified by the Schedule of Exceptions, the representations and warranties of the Company in Section 3 of the Agreement are true and correct in all material respects as of the date hereof.

3.   The Company has performed or complied with all covenants, agreements and conditions contained in the Agreement to be performed or complied with by the Company on or prior to the Closing in all material respects.

Capitalized terms used but not defined herein have the meanings ascribed to them in the Agreement.

(signature page follows)

The undersigned signs this certificate as of the date indicated under the title.

SWEAT COSMETICS, INC.
a Delaware corporation

By: _____

Name: <u>Courtney Jones</u>

Title: <u>Chief Executive Officer</u>

EXHIBIT G
Irrevocable Proxy

IRREVOCABLE PROXY TO VOTE STOCK

OF

Sweat Cosmetics

The undersigned stockholder, and any successors or assigns ("***Stockholder***"), of Sweat Cosmetics, a Delaware corporation, (the "***Company***") hereby irrevocably (to the fullest extent permitted by applicable law) appoints Democracy VC Partners LLC (such person, the "***Proxy***"), or any other designee of Proxy, as the sole and exclusive attorney and proxy of Stockholder, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that Stockholder is entitled to do so) with respect to all of the shares Series B Preferred Stock of the Company that now are or hereafter may be beneficially owned by Stockholder, and any and all other shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the "***Shares***") in accordance with the terms of this Irrevocable Proxy. The Shares beneficially owned by Stockholder as of the date of this Irrevocable Proxy are listed on the final page of this Irrevocable Proxy. Upon Stockholder's execution of this Irrevocable Proxy, any and all prior proxies (other than this Irrevocable Proxy) given Stockholder with respect to the Shares are hereby revoked and Stockholder agrees not to grant any subsequent proxies with respect to the Shares or enter into any agreement or understanding with any person to vote or give instructions with respect to such subject matter in any manner inconsistent with the terms of this Irrevocable Proxy as long as the Shares are outstanding.

This Irrevocable Proxy is irrevocable (to the fullest extent permitted by applicable law), is coupled with an interest sufficient in law to support an irrevocable proxy, is granted pursuant to that certain Series B Preferred Stock Investment Agreement dated as of even date herewith by and between Company and Stockholder.

The attorney and proxy named above is hereby authorized and empowered by Stockholder, at any time, to act as Stockholder's attorney and proxy to vote the Shares, and to exercise all voting and other rights of Stockholder with respect to the Shares (including, without limitation, the power to execute and deliver written consents pursuant to Section 228(a) of the Delaware General Corporation Law), at every annual, special or adjourned meeting of the stockholders of the Company and in every written consent in lieu of such meeting.

All authority herein conferred shall survive the death or incapacity of Stockholder and any obligation of Stockholder hereunder shall be binding upon the heirs, personal representatives, successors and assigns of Stockholder.

This Irrevocable Proxy is coupled with an interest as aforesaid and is irrevocable. This Irrevocable Proxy may not be amended or otherwise modified without the prior written consent of Company.

Dated: _____

_____
(Signature of Stockholder)

Shares beneficially owned on the date hereof and/or to be owned following the Closing: _____

EXHIBIT H
Pitch Deck



Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and as such certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

We, the founders of Sweat™, are professional and Olympic athletes who rise to challenges on and off the field.

We developed our beauty line to hold up through a 90-minute soccer game, so our products can stand up to anything your everyday throws at you.



OUR STORY



COURTNEY

"Confidence on the field comes naturally, but I struggle off the field. I break out, my skin scars, and it's sensitive. I use beauty to bring out the best in myself."



TARYN

"Sweat is made for competitors — for women who want to change the world and inspire. We built this brand to help women feel confident, healthy, and strong."



EMILY

"Sweat is all about embracing and empowering the everyday woman. I need products that are low maintenance, easy functioning, and as resilient as I am."



LINDSAY

"As an Olympic Gold Medalist, I was more concerned about my performance than my skin — which I regret now. Sweat helps me protect my skin throughout the day."



LESLIE

"My life as a professional athlete had me running everywhere all the time. Our products keep up with my crazy lifestyle. They're what I've wanted my whole career."

WHO IS THE SWEAT WOMAN?



Beauty has not evolved to match the needs of the 21st century woman.

This modern woman needs convenient, multitasking products to keep up with her daily routine and demanding schedule.

Whether she's running marathons, running the boardroom, or running the household, our products are designed around the needs of active women — not the conventional beauty verticals.

"Health and fitness has never been bigger than today. How women dressed yesterday was denim. How women dress today is yoga pants, whether they're sweating or not."

— Adrienne Lofton, SVP of Nike Global Brand Marketing

WHERE DOES SWEAT FIT IN?

BEAUTY ✓
Less is more. Natural without sacrificing performance.

SUNCARE ✓
All-natural zinc oxide. Sweat and water resistant.

ATHLEISURE ✓
Convenient and on the go. Able to transition quickly and flawlessly to a woman's next task (along with her yoga pants and trendy gym bag).


sweat
FOR ACTIVE BEAUTY
1 TWIST-BRUSH
+
TRANSLUCENT MINERAL POWDER SPF 30
WATER RESISTANT · 40 MIN
NET WT 0.09 OZ e 2.7 g
sweat

WE ARE **MORE** THAN A BEAUTY BRAND

THE SWEAT MARKET*



BEAUTY
$62B[1]

ATHLEISURE
$45.9B[2]

SUNCARE
$1.7B[3]

What do the
beauty, suncare, and athleisure
markets all have in common?

Their consumers are WOMEN
who take pride in the way they
look and *feel*.

Sweat supports and relates to
real women by providing a
product that flawlessly fits into
their current lifestyle.

1 https://www.statista.com/statistics/243742/revenue-of-the-cosmetic-industry-in-the-us/
2 https://www.npd.com/wps/portal/npd/us/news/press-releases/2017/onlines-impact-and-
shifting-shopping-dynamics-resulted-in-steady-2016-apparel-sales-growth--reports-npd/
3 https://www.researchandmarkets.com/research/26qjjg/suncare_in_the_uni

*U.S. MARKET VALUES

Different products are made for different routines.

Running Shoes vs Stilettos
  Yoga Pants vs Pencil Skirts
    Morning Moisturizer vs Night Cream

This same concept *should* be applied to cosmetics.



OUR MISSION

There is an opportunity to change the way women think about their beauty routine and, therefore, change their consumer behavior. Women shouldn't be wearing the same kinds of makeup from day to night. Their cosmetics should be made to fit their daily lifestyle.



OUR POSITIONING

WHAT HAPPENS TO YOUR SKIN WHEN YOU SWEAT?

Every day, your pores fill with bacteria, dirt, oils, and toxins. Sweat is your body's natural way of cleansing from the inside out. Sweat is made of 95% water, along with ammonia, urea, salt, sugar, and, of course, the bacteria it picks up along the way. Problems arise when these impurities sit and get trapped on our skin.

WHAT "EXPERTS" SAY ABOUT MAKEUP + SWEAT?

"When you work out, your pores and sweat glands open up in order to cool down your body — wearing a full face of makeup can block your pores and glands, hindering your skin's ability to breathe, which in turn can result in breakouts, blackheads, and skin irritation," says Whitney Bowe, MD for InStyle Magazine

HOW IS SWEAT DIFFERENT?

Sweat was created to be used whenever, wherever, and however YOU want. After two years of formulation and testing, we have developed products that are made with quality hand-picked, natural ingredients. Sweat products are mineral based and extremely breathable, giving your skin the chance to sweat without clogging pores or causing harm. In addition, all Sweat products are created to withstand the lifestyle of active women and to be used quickly, efficiently, and on-the-go.

CURRENT PRODUCTS



SPF 30 TRANSLUCENT
MINERAL POWDER +
TWIST-BRUSH



MINERAL
FOUNDATION SPF 30 +
TWIST-BRUSH



MINERAL
ILLUMINATOR
SPF 25 + TWIST-
BRUSH



MINERAL BRONZER
SPF 25 + TWIST-
BRUSH



SKIN BALANCING
CLEANSING
TOWELETTES



MINERAL
FOUNDATION SPF 30
POWDER JAR

- All-natral SPF

- Water and sweat resistant

- Hypoallergenic and
  dermatologist approved

- Cruelty free and
  no animal testing

- Free of oil, fragrance,
  silicone, and preservatives

COMPANY BENCHMARKS

June 2015 - Present

- ✓ Established the Sweat Brand
  - Shown growth in new, unique market
- ✓ Launched ecommerce site
  - The majority of sales since inception have come from sweatcosmetics.com
- ✓ Developed six premium products
  - We own all product formulas — no shortcuts were taken
- ✓ Partnerships with Fabletics, Lululemon, SoulCycle, Nike, Anthropologie, Soft Surroundings, and Revolve
- ✓ Generated over $915k in sales

USE OF PROCEEDS

Use:	Amount Allocated:*
Launch of New Product	$400,000
General Marketing	$150,000
Direct-to-Consumer Strategy	$150,000
Intermediary Fees	$56,000
Inventory Replenishment	$44,000

*Estimates are based on the Company raising the maximum offering amount of $800,000.
The company has discretion to alter the use of proceeds as set forth above.

FUTURE MILESTONES

1. **LAUNCH NEW PRODUCTS & UPGRADE CURRENT PRODUCTS**

   - Offer customers an extended line of beauty necessities

   - Be innovative and keep attention on "active" and "convenience"

   - Revamp inventory, packaging, and shipping to cut overall costs

2. **DIRECT-TO-CONSUMER FOCUS, WHILE STILL EXPANDING RETAIL RELATIONSHIPS**

   - Offer a unique ecommerce experience, differentiating ourselves from retailers

   - Add (1) a subscription/re-order option, and (2) a customization option

   - Have a brick and mortar presence in all current and future retailers

3. **BUILD A SWEAT CULTURE & ESTABLISH THE SWEAT BRAND**

   - Create a desirable customer experience

   - Increase digital marketing spend to raise brand awareness

   - Continue to show authenticity and credibility



THANK YOU

EXHIBIT I
Video Transcipt

Emily Hines: We decided to start Sweat, because there never seemed to be a product that was for us, active women who are playing soccer, sweating, needed the SPF protection, and wasn't causing breakouts.

Courtney Jones: I use it because I have extremely sensitive skin, I react to a lot of things.

Taryn Hemmings: Every ingredient in Sweat was really important to us, we wanted it to be a natural product. We didn't want any chemicals in it, nothing that would be harmful to the skin. We picked three main ingredients with the help of a chemist. One is Vitamin E, one's Milk Thistle, and the third is Rhodiola rosea. They're antioxidants, they're anti-inflammatories, they're moisturizers. So, everything about them was something that an athlete would need in their daily lives.

The twist brush was really great because it's really compact. It's an all-in-one product. The powder's in the bottom, the brush is in the top. The brush is completely synthetic so it helps the powder to flow super easily out of it.

Lindsay Tarpley: When I was playing professionally in the Olympics in 2004 and Beijing in 2008, I was always ready to train. You never stopped, you're always constantly trying to get better and be better. And now, transitioning from the soccer phase of my life to now I have two wonderful children. I'm still living an active lifestyle, I'm still on the go, and trying to be the best that I can be.

Leslie Osborne: Sweat empowers women by giving them confidence and embracing what they do every day, whether you're a mom, whether you're an athlete, whether you're in the workplace. It's showing that confidence and inner beauty and showing that women can do anything.

Emily Hines: I think we want to tell every woman who uses our product that we see your struggle, we admire you, and just keep battling, because we're in this together, and we're going to keep making products that are going to keep making your life a little bit easier.